As filed with the Securities and Exchange Commission on March 16, 2007
Registration No. 333-138121

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VERAZ NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	7373	94-340961
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

926 Rock Avenue, Suite 20
San Jose, California 95131
(408) 750-9400
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Douglas A. Sabella
President and Chief Executive Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, California 95131
(408) 750-9400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James F. Fulton, Jr., Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA (650) 843-5000	Eric C. Schlezinger, Esq. General Counsel Veraz Networks, Inc. 926 Rock Avenue, Suite 20 San Jose, CA 95131 (408) 750-9400	Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA, 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum
Title of each Class of	to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Share(2)	Offering Price(2)	Registration Fee(3)
Common Stock, $0.001 par value	10,350,000	$12.00	$124,200,000	$12,588

(1)	Includes 1,350,000 shares the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(3)	$12,305 previously paid by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Prospectus

Subject to Completion, Dated March 16, 2007

9,000,000 Shares

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $10.00 and $12.00 per share. We have applied to have our common stock listed on The Nasdaq Global Market under the symbol “VRAZ.” We are selling 6,750,000 shares of common stock and a selling stockholder is selling 2,250,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

The underwriters have an option to purchase from us and the selling stockholder a maximum of 1,350,000 additional shares of common stock to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 7.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds	Selling
	Public	Commissions	to Issuer	Stockholder

Per Share	$	$	$	$
Total	$	$	$	$

The underwriters expect to deliver the shares on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Lehman Brothers

Jefferies & Company	Raymond James

          , 2007

You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until       , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus. For convenience in this prospectus, “Veraz Networks,” “Veraz,” “we,” “us,” and “our” refer to Veraz Networks, Inc. and its subsidiaries, taken as a whole, unless otherwise noted.

Our Company

We are a leading global provider of Internet Protocol, or IP, softswitches, media gateways and digital compression products to established and emerging wireline, wireless and broadband service providers. Service providers use our products to transport, convert and manage voice traffic over legacy and IP networks, while enabling voice over IP, or VoIP, and other multimedia communications services.

Our IP products consist of our innovative ControlSwitch softswitch solution and I-Gate 4000 family of media gateway products. Our media gateways are used to convert traditional telephone voice traffic into IP, compress the data packets and transport this data on IP networks. Our softswitch solution manages and directs the IP traffic (such as a voice call) to its appropriate destination, whether it starts out as IP traffic or is traditional traffic that has been converted. The media gateway and ControlSwitch products work together, allowing service providers to unify and manage IP and traditional networks. This benefits service providers with mixed networks by enabling them to deliver value-added communications services, such as toll-free and pre-paid calling, to users across legacy circuit-switched and IP networks, while enabling a smooth, incremental transition to all IP networks.

Intense competition in the telecommunications industry has driven service providers to seek ways to lower costs, deploy more efficient networks, offer new value-added services and enhance their competitive position. Many service providers are combining separate voice and data networks onto one converged network using IP technologies to offer VoIP and other multimedia communications services.

Our products’ ability to convert traditional voice traffic to IP and back allows our customers to operate two distinct networks as a single network and thereby continue to utilize their existing wireless and wireline legacy networks while simultaneously offering next generation IP applications and services. This functionality provides our customers the flexibility to smoothly and incrementally migrate to all IP networks in a cost-effective manner while still being able to deploy advanced communications services and without compromising service quality. Our portfolio of products enables service providers to deploy flexible networks that can adapt to changing end user demands, regulatory conditions and competitive industry dynamics. Traditional voice switches are deployed in specific configurations with customized hardware and software modules. In contrast, the Veraz solution includes standards-based programmable software components that allow service providers to offer these services with less hardware build-out and cost. The Veraz solution only requires our media gateway hardware and ControlSwitch, which when combined offer great flexibility of deployments to service providers.

We have developed innovative IP product solutions incorporating leading technologies that enable service providers to accomplish several objectives, including:

•	seamless migration of legacy networks to IP;

•	cost reduction;

•	rapid introduction of new services;

•	revenue growth and margin improvement; and

•	compatibility of existing investment with emerging standards.

Our business initially was focused on the sale of digital circuit multiplication equipment, or DCME, products to service providers for use in their legacy networks. Our DCME products are communications systems that use proprietary signal processing technology to increase the effective capacity of transmission links by compressing voice and fax traffic while maintaining the quality of that traffic. We continue to sell DCME products compatible with both legacy and next generation networks, and DCME sales comprise a significant portion of our present business. We have increasingly focused our efforts on our IP products, and we have experienced rapid growth in our IP product revenues. By leveraging our large installed base of DCME customers, we believe we are well positioned to be the provider of IP network solutions to our existing customers as they migrate to IP networks.

Our customers include over 400 service providers that have deployed our DCME products in over 90 countries and over 55 service providers that have deployed our IP products. A representative sample of customers include Belgacom International Carrier Services, Cable & Wireless (Panama and Jamaica), Equant, Meditelcom Inc., Moessel (Jamaica) Limited (Digicel), Multiregional Transit-Telecom (MTT), Primus Telecommunications, Inc., Telekom SA, Vimplecom and Vodacom SA. We sell our products worldwide through a direct sales force, distributors, systems integrators and resellers.

We generated revenues of $76.2 million and $99.6 million for the years ended December 31, 2005, and 2006, respectively. We incurred a net loss of $14.3 million in 2005 and $13.9 million in 2006, and our accumulated deficit as of December 31, 2006 was $59.9 million.

Industry Background

The global telecommunications industry has been experiencing dramatic changes, driven by several trends, including:

•	significant deregulation in the telecommunications market worldwide;

•	intensified competition in the telecommunication services market;

•	the introduction and adoption of broadband Internet services; and

•	increased subscriber demand for advanced voice, video and data telecommunications services.

To meet the challenges of these evolving industry dynamics, some industry analysts believe that service providers will make substantial capital investments in deploying IP network communications equipment that allows switching and transport of voice traffic and services delivery over IP networks, giving service providers the opportunity to converge voice and data traffic onto a single IP network. In a May 2006 report, IDC, an independent research firm, predicted that the market for media gateways and softswitches will grow from $1.8 billion in 2005 to $7.6 billion in 2010, representing a compound annual growth rate of 33%.

Our Competitive Strengths

We have established ourselves as a leading provider of innovative next generation IP network solutions. We believe our core competitive strengths are:

•	Programmable softswitch solution that enables service providers to rapidly deploy customized multimedia services.

•	Distributed softswitch architecture that enables flexible network design and deployment.

•	Leading compression technology that optimizes network bandwidth while maintaining high voice quality.

•	Interoperable solution with multi-protocol connectivity that supports both legacy and next-generation network solutions.

•	Programmable softswitch solution readily capable of compliance with next-generation IMS network architectures and standards.

•	Global and diversified installed customer base of leading wireless and wireline service providers.

•	Highly leverageable business model that allows us to rapidly add features and functionalities to our solutions with little incremental cost.

Our Strategy

We intend to be the leading global provider of IP-based network solutions to service providers in the telecommunications industry. Principal elements of our strategy include:

•	Leverage our relationships with existing DCME customers to drive sales for our softswitch and media gateway solutions.

•	Increase our customer base by penetrating new segments in wireless and wireline service providers, such as fixed-mobile convergence and voice over broadband services.

•	Continue to enhance our technology leadership by adding new features and functionality to our solutions.

•	Expand our global sales, marketing and distribution capabilities to support our growing global customer base.

•	Grow our base of software applications and development partners to provide complementary products and services for next generation network solutions.

Corporate Information

We were incorporated in Delaware in October 2001 under the name Softswitch Enterprises, Inc., and we subsequently changed our name to NexVerse Networks, Inc. in December 2001. In December 2002, we received financing from ECI Telecom Ltd., among other investors, and purchased all of the outstanding shares of two subsidiaries of ECI Telecom Ltd. In connection with these transactions, we changed our name to Veraz Networks, Inc. Our principal executive offices are located at 926 Rock Avenue, Suite 20, San Jose, California, 95131. Our telephone number is (408) 750-9400. Our website address is www.veraznetworks.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Veraz Networks,” “Veraz,” “ControlSwitch,” “I-Gate 4000 PRO,” “I-Gate 4000 EDGE,” and “DTX-600,” and other trademarks or service marks of Veraz Networks appearing in this prospectus are the property of Veraz Networks. This prospectus also contains trade names, trademarks and service marks of other companies.

THE OFFERING

Common stock offered by us	6,750,000 shares

Common stock offered by the selling stockholder, ECI Telecom Ltd.	2,250,000 shares

Common stock to be outstanding after the offering	39,561,561 shares

Use of proceeds from this offering	We intend to use the net proceeds from this offering for capital expenditures in connection with our anticipated expansion and the balance added to working capital for general corporate purposes. A portion may also be used for potential acquisitions of businesses, products or technologies. We will not receive any proceeds from the sale of shares by the selling stockholder. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“VRAZ”

The common stock outstanding after this offering is based on 13,829,370 shares of common stock outstanding as of January 15, 2007 plus 17,532,502 shares of common stock issuable upon the conversion of all outstanding shares of Series C convertible preferred stock and 1,449,689 shares of common stock issuable upon the conversion of all outstanding shares of Series D convertible preferred stock and redemption of all outstanding shares of Series A-1, A-2 and B-1 redeemable preferred stock upon the closing of this offering, and excludes:

•	7,779,083 shares of common stock that may be issued upon the exercise of options outstanding as of January 15, 2007 under our stock option and equity incentive plans, with a weighted average exercise price of $1.12 per share;

•	60,000 shares of common stock that may be issued upon the exercise of options outstanding as of January 15, 2007 and granted outside of our stock option and equity incentive plans, with a weighted average exercise price of $0.38 per share;

•	16,225 shares of common stock that may be issued upon the exercise of a warrant outstanding as of January 15, 2007 to purchase shares of Series C convertible preferred stock and the subsequent conversion of such Series C convertible preferred stock into common stock, exercisable at a weighted average exercise price of $1.716 per share; and

•	an aggregate of 527,651 additional shares of our common stock reserved for future grants under our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan, both of which were adopted by our board of directors in June 2006 and are expected to be approved by our stockholders in March 2007, will become effective immediately upon the signing of the underwriting agreement for this offering and contain provisions that automatically increase their share reserves each year as more fully described in “Management — Employee Compensation and Defined Contribution Plans.”

Unless specifically stated otherwise, all information contained in this prospectus assumes:

•	the conversion of all outstanding shares of Series C and Series D convertible preferred stock upon the closing of this offering;

•	the redemption and subsequent cancellation of all our outstanding shares of Series A-1, A-2 and B-1 redeemable preferred stock for the par value of $0.001 per share, or an aggregate of $14,000;

•	a two-for-one (2:1) reverse split of our common stock, Series C convertible preferred stock and Series D convertible preferred stock.

•	the amendment and restatement of our certificate of incorporation following the closing of this offering; and

•	that the underwriters do not exercise their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated and pro forma financial and other operating data for the periods indicated. Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our audited consolidated financial statements and their related notes included elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for each of the years in the three year period ended December 31, 2006 from our audited consolidated financial statements included elsewhere in this prospectus.

The following table also sets forth summary unaudited pro forma and pro forma as adjusted consolidated financial data, which gives effect to the transactions described in the footnotes to the table. The unaudited pro forma and pro forma as adjusted consolidated financial data is presented for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been had the transactions reflected occurred on the dates indicated or to project our financial position as of any future date or our results for any future period.

The consolidated statements of operations data and the consolidated balance sheets data set forth herein include significant related party transactions as more fully described in our Consolidated Statements of Operations and in Note 3 to our Notes to Consolidated Financial Statements.

	Years Ended December 31,
	2004	2005	2006
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenues:
IP Products	$12,480	$24,474	$47,314
DCME Products	48,105	41,681	38,563
Services	8,522	10,089	13,769

Total revenues	69,107	76,244	99,646

Gross profit	39,073	43,098	53,685

Loss from operations	(7,043)	(15,029)	(14,160)

Net loss	$(5,825)	$(14,311)	$(13,917)

Net loss allocable to common stockholder per share — basic and diluted	$(0.50)	$(1.18)	$(1.04)

Weighted average common shares used in computing per share amounts	11,683	12,119	13,396

Pro forma net loss allocable to common stockholders (unaudited)(1)			$(17,827)

Pro forma net loss allocable to common stockholder per share — basic and diluted (unaudited)			$(0.58)

Weighted average common shares used in computing pro forma per share amounts (unaudited)(2)			30,916

	As of December 31, 2006
		Pro	Pro Forma
	Actual	Forma(3)	As Adjusted(4)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$23,189	$23,175	$93,170
Working capital	7,314	7,300	77,295
Total assets	76,014	76,000	145,995
Redeemable and convertible preferred stock	64,541	—	—
Total stockholder’s (deficit) equity	(53,554)	10,973	80,968

(1)	The pro forma net loss allocable to common stockholders reflects a deemed dividend of $3.9 million, or $3.924 per share, to the holders of 996,596 shares of Series D convertible preferred stock outstanding as of December 31, 2006. Such deemed dividend results from the contingent beneficial conversion feature of the Series D convertible preferred stock.

(2)	The pro forma weighted average common shares outstanding reflects the conversion of all outstanding shares of Series C convertible preferred stock and of 996,596 shares of Series D convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original date of issuance.

(3)	The pro forma consolidated balance sheet data as of December 31, 2006 gives effect to each of the following as if each had occurred at December 31, 2006.

•	the conversion of all outstanding shares of our Series C convertible preferred stock into shares of our common stock,

•	the conversion of 996,596 shares of our Series D convertible preferred stock into 948,031 shares of our common stock, and

•	the redemption of all outstanding shares of our Series A-1 redeemable preferred stock, Series A-2 redeemable preferred stock and Series B-1 redeemable preferred stock for the par value of $0.001 per share, or an aggregate of fourteen thousand dollars.

(4)	The pro forma as adjusted consolidated balance sheet data as of December 31, 2006 reflects

•	the issuance of 6,750,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share (the midpoint of the estimated range shown on the cover page of this prospectus), and our receipt of the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as if these events had occurred at December 31, 2006.

•	The conversion of 527,355 shares of our Series D convertible preferred stock issued in January 2007, into 501,658 shares of our common stock

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks Related to Our Business

The demand for our solutions depends in large part on continued capital spending in the telecommunications equipment industry. A decline in demand, or a decrease or delay in capital spending by service providers, could have a material adverse effect on our results of operations.

Capital spending in the telecommunications equipment industry has in the past, and may in the future, fluctuate significantly based on numerous factors, including:

•	capital spending levels of service providers;

•	competition among service providers;

•	pricing pressures in the telecommunications equipment market;

•	end user demand for new services;

•	service providers’ emphasis on generating revenues from traditional infrastructure instead of migrating to emerging networks and technologies;

•	lack of or evolving industry standards;

•	consolidation in the telecommunications industry;

•	changes in the regulation of communications services; and

•	general global economic conditions.

We cannot assure you of the rate, or extent to which, the telecommunications equipment industry will grow, if at all. Demand for our solutions and our IP products in particular will depend on the magnitude and timing of capital spending by service providers as they extend and migrate their networks. Furthermore, industry growth rates may not be as forecast, resulting in spending on product development well ahead of market requirements. The telecommunications equipment industry from time to time has experienced and may again experience a pronounced downturn. To respond to a downturn, many service providers may be required to slow their capital expenditures, cancel or delay new developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies, which could have a negative impact on our business. A downturn in the telecommunications industry may cause our operating results to fluctuate from period to period, which also may increase the volatility of the price of our common stock and harm our business.

Our success depends in large part on continued migration to an IP network architecture for interactive communications. If the migration to IP networks does not occur or if it occurs more slowly than we expect, our operating results would be harmed.

Our IP products are used by service providers to deliver premium interactive communications over IP networks. Our success depends on the continued migration of service providers’ networks to a single IP network architecture. The migration of voice traffic from the public switched telephone network, or PSTN, to IP networks is in its early stages, and the continued migration to IP networks depends on a number of factors outside of our control. Among other things, existing networks include switches and other equipment that may have remaining useful lives of twenty or more years and therefore may continue to operate reliably for a lengthy period of time. Other factors that may delay or speed the migration to IP networks include service providers’ concerns regarding initial capital outlay requirements, available capacity on legacy networks, competitive and regulatory issues, and the implementation of an enhanced services business model. As a result, service providers may defer investing in products, such as ours, that are designed to migrate interactive communications to IP networks. If the migration to IP networks does not occur for these or other reasons, or if it occurs more slowly than we expect, our operating results will be harmed.

Our revenue and operating results may be adversely impacted if the market for IP products does not develop as we expect or if sales of our IP products and other products do not make up for expected declines in revenue from our DCME products.

Our DCME products incorporate mature technologies that we expect to be in less demand by our customers in the future. While we are actively pursuing new customers for our DCME products and seeking to increase sales of our additional product offerings to these customers, including our IP products, we believe that there are fewer opportunities for new DCME sales, and we expect DCME sales to continue to decrease for the foreseeable future. If the decrease in DCME revenues occurs more rapidly than we anticipate and/or the sales of our other products, including our IP products, do not make up for the decline in revenues, our business and results of operations will be harmed. Further, we believe that in some future periods, including the quarter ending March 31, 2007, total revenues will likely be lower than prior periods as DCME revenues decrease while our IP revenues fluctuate.

Our accountants have identified and reported to us material weaknesses for the years ended December 31, 2003, 2004 and 2005, relating to our internal controls over financial reporting. If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting related to closing processes, adequate maintenance of books and records and our revenue recognition processes. Our audit for 2005 and 2006 resulted in the discovery of the following significant deficiencies, as established in the Public Company Accounting Oversight Board, or PCAOB, Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements: For 2005, we had significant deficiencies with respect to insufficient control over cash disbursements and deficiencies in internal control over financial reporting related to accounting for derivative financial instruments resulting in errors in accounting for changes in the estimated fair value of certain derivative financial instruments. For 2006, we had significant deficiencies with respect to inconsistency in the effectiveness of management’s review of the deferred costs and inconsistency in effectiveness of management’s review over revenue arrangements.

For the years ended December 31, 2003, 2004 and 2005, the deficiencies resulted in adjustments to revenues of a net decrease of $0.7 million, a net increase of $0.5 million and a net decrease of $1.6 million, respectively. During the same periods, the deficiencies resulted in an increase in net loss of $0.6 million, a decrease of $0.8 million and an increase of $2.1 million, respectively. For the year ended December 31, 2006, the deficiencies resulted in adjustments to revenues of a net increase of $0.1 million, a net increase in cost of goods sold of $0.5 million and an increase in net loss of $0.4 million.

Our independent registered public accounting firm was not, however, engaged to audit, nor has it audited, the effectiveness of our internal control over financial reporting. Accordingly, our independent registered public accounting firm has not rendered an opinion on our internal control over financial reporting. Similarly, we have not performed an evaluation of internal controls over financial reporting, as we are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Additional material weaknesses, significant deficiencies and other control deficiencies may have existed or may in the future be identified when such additional evaluations are performed.

Measures that have already been taken, and measures that will be taken in the future, by us to remediate the material weaknesses and significant deficiencies are grouped into the following categories: (a) hiring of additional, experienced personnel, (b) improving training, and (c) implementing appropriate internal control processes.

•	Personnel: From April 2005 through December 2006, we hired several experienced employees in key financial management positions, including our Chief Financial Officer, Worldwide Financial Controller, and Director of Financial Planning and Analysis. In addition, we created new financial management and administrative positions, and hired experienced and qualified employees for such new positions as follows: Director of Accounting, Director of Financial Reporting and Compliance, General Counsel, General Accounting Manager and Revenue Manager. We plan to continue to evaluate our personnel needs and hire experienced and qualified employees as appropriate.

•	Training: Since April 2005, the majority of our finance and administration staff have participated in one or more continuing professional education courses, industry roundtables or other formal and informal training courses. In addition, we have conducted in-house training (one-on-one, and in group settings) concerning various matters (i.e. the revenue recognition process, closing process, etc.) for the finance, administration and sales staff. The objective of this training is to strengthen the general proficiency and specific knowledge of our employees, as well as improve internal controls over financial reporting. We plan to continue to conduct such training in the future.

•	Internal Process: We have steadily made improvements in our internal processes. The objective of such internal process improvements has been to remediate the material weaknesses and significant deficiencies, and achieve an overall improvement in internal controls over financial reporting. Such process improvements have included, but are not limited to, the establishment of a centralized electronic database of key contracts, accounting records and related documentation, increased uniformity and consistency with respect to customer contracts, accounting records and related documentation, and increased level of management review of key processes, particularly the revenue cycle and sales process. We plan to continue to evaluate our internal controls and make improvements as appropriate.

Due to these measures that have already been taken, and measures that will be taken in the future, to remediate the material weaknesses and significant deficiencies, our finance and administrative costs have increased from $5.8 million in 2005 to $8.8 million in 2006, an increase of $3.0 million. While it is difficult to differentiate the increase in costs that are attributable to remediation, as compared to an ordinary increase in costs resulting from the growth in the overall business, we believe that the majority of the increase is directly or indirectly attributable to measures taken to remediate the material weaknesses and significant deficiencies. Further, we believe such costs may materially increase in the future. As a result, we expect to incur significant additional expenses which are expected to negatively impact our financial performance. This remediation process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently.

Although we have taken measures to remediate the material weaknesses as well as the other significant deficiencies and control deficiencies, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses, significant deficiencies and control deficiencies. Our independent registered public accounting firm has not evaluated any of the measures we have taken, or that we propose to take, to address the material weakness and the significant deficiencies and control deficiencies discussed above. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in implementation, could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect management’s assessment of our disclosure controls and procedures, required with the filing of our quarterly and annual reports after our initial public offering, and the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal controls over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act for 2002 expected to be applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, to be filed in early 2009. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

We have not been profitable and our losses could continue.

We have experienced significant losses in the past and have never been profitable. For the fiscal years ended December 31, 2004, 2005 and 2006, we recorded net losses of approximately, $5.8 million, $14.3 and $13.9 million, respectively. As of December 31, 2006, our accumulated deficit was $59.9 million. We have never generated sufficient cash to fund our operations and can give no assurance that our losses will not continue.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our company was formed in October 2001, and much of our growth has occurred since December 2002. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter significant risks related to our growth and substantial risks related to the rapidly changing telecommunications industry. If we are unable to address these and other risks successfully, our business, financial condition and results of operations likely would be adversely affected.

We face intense competition from the leading telecommunications networking companies in the world as well as from emerging companies. If we are unable to compete effectively, we might not be able to achieve sufficient market penetration, revenue growth or profitability.

Competition in the market for our products and especially our IP products is intense. This market has historically been dominated by established telephony equipment providers, such as Alcatel-Lucent, Ericsson LM Telephone Co., Nortel Networks Corp. and Siemens Industries Ltd., all of which are our direct competitors. We also face competition from other telecommunications and networking companies, including Cisco Systems, Inc., Sonus Networks, Inc., Tekelec and Huawei, some of which have entered our market by acquiring companies that design competing products. Because the market for our products is rapidly evolving, additional competitors with significant financial resources may enter these markets and further intensify competition.

Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial and other resources available to them, allowing them to offer a more diversified bundle of products and services. In some cases, our competitors have undercut the pricing of our products or provided more favorable financing terms, which has made us uncompetitive or forced us to reduce our average selling prices, negatively impacting our margins. Further, some of our competitors sell significant amounts of other products to our current and prospective customers. In addition, some potential customers when selecting equipment vendors to provide fundamental infrastructure products prefer to purchase from larger, established vendors. Our competitors’ broad product portfolios, coupled with already existing relationships, may cause our customers or potential customers to buy our competitors’ products or harm our ability to attract new customers.

To compete effectively, we must deliver innovative products that:

•	provide extremely high reliability, compression rates and voice quality;

•	scale and deploy easily and efficiently;

•	interoperate with existing network designs and other vendors’ equipment;

•	support existing and emerging industry, national and international standards;

•	provide effective network management;

•	are accompanied by comprehensive customer support and professional services;

•	provide a cost-effective and space efficient solution for service providers; and

•	offer a broad array of services.

If we are unable to compete successfully against our current and future competitors, we could experience price reductions, order cancellations, loss of customers and revenues and reduced gross profit margins, each of which would adversely impact our business.

Our business is dependent upon our relationship with ECI Telecom Ltd. and certain of its subsidiaries and affiliates, or ECI, and ECI is our largest stockholder and a significant technology and commercial partner of ours. If ECI’s business is adversely affected or if our relationship with ECI is adversely affected for any reason, our business could be harmed and our results of operations would likely be negatively affected.

We have strong historical and commercial ties to ECI. We acquired the technology and rights to our I-Gate 4000 family of products pursuant to our 2002 acquisition of two of ECI’s wholly-owned subsidiaries. ECI and an affiliate entity assigned to us certain intellectual property rights with respect to VoIP and granted us an irrevocable license under certain patents and intellectual property. ECI invested $10 million in our Series C convertible preferred stock and continues to be our largest stockholder.

Given the backdrop of our historical relationship, our agreements with ECI were entered into in the context of affiliated parties and were negotiated in the overall context of the 2002 share acquisition. As a result, the terms of our agreements with ECI may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. Conflicts of interest may arise between ECI and us with respect to any number of matters, including indemnification obligations we have to each other, labor, tax, employee benefit and other matters arising from the 2002 share acquisition transaction, intellectual property matters and business opportunities that are attractive to ECI and us. Either we or ECI may make strategic choices that are not in the best interest of the other party. For example, other than restrictions with respect to ECI’s exploitation of DCME products, nothing prohibits ECI from competing with us in other matters or offering VoIP products which compete with ours. We may not be able to resolve any potential conflicts that may arise between ECI and us, and even if we are able to do so, the resolution may be less favorable than if we were dealing with an unrelated third party.

ECI also owns the technology underlying our DCME product lines. Pursuant to the DCME Master Manufacturing and Distribution Agreement, or the DCME Agreement, we have secured the right to act as exclusive worldwide distributor of ECI’s DCME line of products. Under the DCME Agreement, ECI provides certain supply, service and warranty obligations and manufactures or subcontracts the manufacture of all DCME equipment sold by us. The DCME Agreement may only be terminated by ECI in the event we project DCME revenues of less than one million dollars in a calendar year, we breach a material provision of the DCME Agreement and fail to cure such breach within 30 days or we become insolvent. Upon the occurrence of one of these events and the election by ECI to terminate the DCME Agreement, ECI would be under no obligation to continue to contract with us. If the value of the shares held by ECI declines, either by disposition of the shares or a decline in our stock price, ECI may be less likely to enter into agreements on reasonable terms or at all. Accordingly, in the event of the occurrence of one of these termination events, we cannot assure you that the DCME Agreement will be extended or renewed at all or on reasonable commercial terms.

In addition, our relationship with ECI could be adversely affected by divestment of its shares of our common stock or by declines in our stock price.

We do not currently have an independent ability to produce DCME products and have not entered into arrangements with any third party that would enable us to obtain DCME or similar products in the event that ECI ceases to provide us with DCME products. Should ECI, or a successor entity to ECI, become unable or unwilling to fulfill its obligations under the DCME Agreement for any reason or if the DCME

Agreement is terminated, we will need to take remedial measures to manufacture DCME or similar products, which could be expensive, and if such efforts fail, our business would be materially harmed.

ECI beneficially owns a significant percentage of our common stock, which will allow ECI to significantly influence us and matters requiring stockholder approval and could discourage potential acquisitions of our company.

Following this offering and assuming no exercise of the underwriters’ over-allotment option, ECI will own approximately 28% of our outstanding common stock. As a result of its ownership in us, ECI is able to exert significant influence over actions requiring the approval of our stockholders, including change of control transactions and any amendments to our certificate of incorporation. In addition, Giora Bitan, Executive Vice President and Chief Financial Officer of ECI and Dror Nahumi, Executive Vice President and Chief Strategy Officer of ECI, are members of our board of directors. Because of the nature of our business relationship with ECI, the size and nature of ECI’s ownership position in us and the membership of Messrs. Bitan and Nahumi on our board of directors, the interests of ECI may be different than those of our other stockholders. In addition, the significant ownership percentage of ECI could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from obtaining control of our company.

The largest customers in the telecommunications industry have substantial negotiating leverage, which may require that we agree to terms and conditions that are less advantageous to us than the terms and conditions of our existing customer relationships or risk limiting our ability to sell our products to these large service providers, thereby harming our operating results.

Large telecommunications service providers have substantial purchasing power and leverage negotiating contractual terms and conditions relating to the sale of our products to them. As we seek to sell more products to these large telecommunications providers, we may be required to agree to such terms and conditions in order to complete such sales, which may result in lower margins, affect the timing of the recognition of the revenue derived from these sales and the amount of deferred revenues, each of which may have an adverse effect on our business and financial condition.

In addition, our future success depends in part on our ability to sell our products to large service providers operating complex networks that serve large numbers of subscribers and transport high volumes of traffic. The communications industry historically has been dominated by a relatively small number of service providers. While deregulation and other market forces have led to an increasing number of service providers in recent years, large service providers continue to constitute a significant portion of the market for communications equipment. If we fail to sell additional IP products to our large customers or to expand our customer base to include additional customers that deploy our products in large-scale networks serving significant numbers of subscribers, our revenue growth will be limited.

Consolidation or downturns in the telecommunications industry may affect demand for our products and the pricing of our products which could limit our growth and may harm our business.

The telecommunications industry, which includes all of our customers, has experienced increased consolidation in recent years, and we expect this trend to continue. Consolidation among our customers and prospective customers may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers declines and their relative purchasing power increases in relation to suppliers. The occurrence of any of these factors, separately or in combination, may lead to decreased sales or slower than expected growth in revenues and could harm our business and operations.

The communications industry is cyclical and reactive to general economic conditions. In the recent past, worldwide economic downturns, pricing pressures and deregulation have led to consolidations and reorganizations. These downturns, pricing pressures and restructurings have been causing delays and reductions in capital and operating expenditures by many service providers. These delays and reductions, in turn, have been reducing demand for communications products like ours. A continuation or subsequent recurrence of these industry patterns, as well as general domestic and foreign economic conditions and other factors that reduce spending by companies in the communications industry, could harm our operating results in the future.

If we fail to anticipate and meet specific customer requirements or if our products fail to interoperate with our customers’ existing networks or with existing and emerging industry, national and international standards, we may not be able to retain our current customers or attract new customers.

We must effectively anticipate, and adapt our business, products and services in a timely manner to meet customer requirements. We must also meet existing and emerging industry, national and international standards in order to meet changing customer demands. Prospective customers may require product features and capabilities that are not included in our current product offerings. The introduction of new or enhanced products also requires that we carefully manage the transition from our older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of our new products can be delivered to meet anticipated customer demand. If we fail to develop products and offer services that satisfy customer requirements, or if we fail to effectively manage the transition from our older products to our new or enhanced products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers, thereby harming our business.

Many of our customers will require that our products be designed to interface with their existing networks or with existing or emerging industry, national and international standards, each of which may have different and unique specifications. Issues caused by a failure to achieve homologation to certain standards or an unanticipated lack of interoperability between our products and these existing networks may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our hardware and software development efforts and cause significant customer relations problems. If our products do not interoperate with our customers’ respective networks or applicable standards, installations could be delayed or orders for our products could be cancelled, which would seriously harm our gross margins and result in the loss of revenues and/or customers.

We expect that a majority of the revenues generated from our products, especially our IP products, will be generated from a limited number of customers. If we lose customers or are unable to grow and diversify our customer base, our revenues may fluctuate and our growth likely would be limited.

To date, we have sold our IP products to over 55 customers. We expect that for the foreseeable future, the majority of the revenues from our IP products will be generated from a limited number of customers in sales transactions that are unpredictable in many key respects, including, but not limited to, the timing of when these transactions close relative to when the related revenue will be recognized, when cash will be received, the mix of hardware and software, the gross margins related to these transactions and the total amount of payments to be received. We do not expect to have regular, recurring sales to a limited number of customers. Due to the limited number of our customers and the irregular sales cycle in the industry, if we lose customers and/or fail to grow and diversify our customer base, or if they do not purchase our IP products at levels or at the times we anticipate, our ability to maintain and grow our revenues will be adversely affected. The growth of our customer base could also be adversely affected by:

•	consolidation in the telecommunications industry affecting our customers;

•	unwillingness of customers to implement our new products or renew contracts as they expire;

•	potential customer concerns about our status as an emerging telecommunications equipment vendor;

•	delays or difficulties that we may experience in the development, introduction and/or delivery of products or product enhancements;

•	deterioration in the general financial condition of our customers;

•	new product introductions by our competitors;

•	geopolitical risks and uncertainties in countries where our customers or our own facilities are located; or

•	failure of our products to perform as expected.

Our quarterly operating results have fluctuated significantly in the past and may continue to fluctuate in the future, which could lead to volatility in the price of our common stock.

Our quarterly revenues and operating results have fluctuated significantly in the past and they may continue to fluctuate in the future, due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. From our experience, customer purchases of telecommunications equipment have been unpredictable and irregular batch sales as customers build out their networks, rather than regular, recurring sales. The primary factors that may affect our quarterly revenues and results include the following:

•	fluctuation in demand for our products and the timing and size of customer orders;

•	the length and variability of the sales cycle for our products;

•	new product introductions and enhancements by our competitors and us;

•	our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

•	the mix of product configurations sold;

•	our ability to obtain sufficient supplies of sole or limited source components;

•	our ability to attain and maintain production volumes and quality levels for our products;

•	costs related to acquisitions of complementary products, technologies or businesses;

•	changes in our pricing policies, the pricing policies of our competitors and the prices of the components of our products;

•	the timing of revenue recognition and amount of deferred revenues;

•	difficulties or delays in deployment of customer IP networks that would delay anticipated customer purchases of additional products and services;

•	general economic conditions, as well as those specific to the telecommunications, networking and related industries;

•	consolidation within the telecommunications industry, including acquisitions of or by our customers; and

•	the failure of certain of our customers to successfully and timely reorganize their operations, including emerging from bankruptcy.

In addition, as a result of our accounting policies, we may be unable to recognize all of the revenue associated with certain customer contracts in the same period as the costs associated with those contracts are expensed, which could cause our quarterly gross margins to fluctuate significantly. Further, our accounting policies may require that revenue related to certain customer contracts be delayed for periods of a year or more. This delay may cause spikes in our revenue in quarters when it is recognized and may result in deferred revenue to revenue conversion taking longer than anticipated.

A significant portion of our operating expenses are fixed in the short-term. If revenues for a particular quarter are below expectations, we may not be able to reduce operating expenses proportionally for the quarter. Therefore, any such revenue shortfall would likely have a direct negative effect on our operating results for that quarter.

We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. For example, although our Net Loss during the quarter ended December 31, 2006 was substantially lower than previous quarters, we expect that our Net Loss for the period ending March 31, 2007 will be significantly higher. We believe it likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors, which may adversely affect our stock price.

If we do not respond rapidly to technological changes or to changes in industry standards, our products could become obsolete.

The market for IP infrastructure products and services is characterized by rapid technological change, frequent new product introductions and evolving standards. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing, marketing or certification that could delay or prevent our development, introduction or marketing of new products and enhancements. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our products may be significantly reduced or delayed. If our products become technologically obsolete, we may be unable to sell our products in the marketplace and generate revenues, and our business could be adversely affected.

Because our products are sophisticated and designed to be deployed in complex environments and in multiple locations, they may have errors or defects that we find only after full deployment. If these errors lead to customer dissatisfaction or we are unable to establish and maintain a support infrastructure and required support levels to service these complex environments, our business may be seriously harmed.

Our products are sophisticated and are designed to be deployed in large and complex networks. Because of the nature of our products, they can only be fully tested when substantially deployed in very large networks with high volumes of traffic. Some of our customers have only recently begun to commercially deploy our products or deploy our products in larger configurations and they may discover errors or defects in the software or hardware, or the products may not operate as expected or our products may not be able to function in the larger configurations required by certain customers. If we are unable to fix errors or other performance problems that may be identified after full deployment of our products, we could experience:

•	cancellation of orders or other losses of, or delays in, revenues;

•	loss of customers and market share;

•	harm to our reputation;

•	a failure to attract new customers or achieve market acceptance for our products;

•	increased service, support and warranty costs and a diversion of development resources;

•	increased insurance costs and losses to our business and service provider customers; and

•	costly and time-consuming legal actions by our customers.

If we experience warranty failure that indicates either manufacturing or design deficiencies, we may be required to recall units in the field and/or stop producing and shipping such products until the deficiency is identified and corrected. In the event of such warranty failures, our business could be adversely affected resulting in reduced revenue, increased costs and decreased customer satisfaction. Because customers often delay deployment of a full system until they have tested the products and any defects have been corrected, we expect these revisions may cause delays in orders by our customers for our systems. Because our strategy is to introduce more complex products in the future, this risk will intensify over time. Service provider customers have discovered errors in our products. If the costs of remediating problems experienced by our customers exceed our expected expenses, which historically have not been significant, these costs may adversely affect our operating results.

In addition, because our products are deployed in large and complex networks around the world. Our customers expect us to establish a support infrastructure and maintain demanding support standards to ensure that their networks maintain high levels of availability and performance. To support the continued growth of our business, our support organization will need to provide service and support at a high level throughout the world. This will include hiring and training customer support engineers both at our primary corporate locations as well as our smaller offices in new geographies such as Central and South America and Russia. If we are unable to provide the expected level of support and service to our customers, we could experience:

•	loss of customers and market share;

•	a failure to attract new customers in new geographies;

•	increased service, support and warranty costs and a diversion of development resources; and

•	network performance penalties.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are not able to manage this growth and expansion, or if our business does not grow as we expect, our operating results may suffer.

We significantly expanded our operations in 2005 and 2006. For example, during the period from December 31, 2004 to December 31, 2006, we increased the number of our employees and full-time contractors by 40%, from 340 to 476, and we opened new offices in Singapore, France and Brazil. In addition, our total operating expenses net of grants received from OCS for the year ended December 31, 2006 increased by 17% as compared to the fiscal year ended December 31, 2005, and for the year ended December 31, 2005 were 26% higher than for the year ended December 31, 2004. We anticipate that further expansion of our infrastructure and headcount will be required to achieve planned expansion of our product offerings, projected increases in our customer base and anticipated growth in the number of product deployments. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies, and reporting systems and procedures. Further, we intend to grow our business by entering new markets, developing new product and service offerings and pursuing new customers. If we fail to timely or efficiently expand operational and financial systems in connection with such growth or if we fail to implement or maintain effective internal controls and procedures, resulting operating inefficiencies could increase costs and expenses more than we planned and might cause us to lose the ability to take advantage of market opportunities, enhance existing products, develop new products, satisfy customer requirements, respond to competitive pressures or otherwise execute our business plan. Additionally, if we increase our operating expenses in anticipation of the growth of our business and such growth does not meet our expectations, our financial results likely would be negatively impacted.

The long and variable sales and deployment cycles for our products may cause our operating results to vary materially, which could result in a significant unexpected revenue shortfall in any given quarter.

Our products have lengthy sales cycles, which typically extend from six to twelve months and may take up to two years. A customer’s decision to purchase our products often involves a significant commitment of the customer’s resources and a product evaluation and qualification process that can vary significantly in length. The length of our sales cycles also varies depending on the type of customer to which we are selling, the product being sold and the type of network in which our product will be utilized. We may incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale.

Even after making the decision to purchase our products, our customers may deploy our products slowly. Timing of deployment can vary widely among customers. The length of a customer’s deployment period will impact our ability to recognize revenue related to such customer’s purchase and may also directly affect the timing of any subsequent purchase of additional products by that customer. As a result of these lengthy and uncertain sales and deployment cycles for our products, it is difficult for us to predict the quarter in which our customers may purchase additional products or features from us, and our operating results may vary significantly from quarter to quarter, which may negatively affect our operating results for any given quarter.

We rely on indirect channel partners for a significant portion of our revenue. Our failure to effectively develop and manage these third party distributors, systems integrators and resellers specifically and our indirect sales channel generally, and disruptions to the processes and procedures that support our indirect sales channels could adversely affect our ability to generate revenues from the sale of our products.

We rely on third party distributors, systems integrators and resellers for a significant portion of our revenue. Our revenues depend in large part on the performance of these indirect channel partners. Although many aspects of our partner relationships are contractual in nature, our arrangements with our indirect channel partners are not exclusive. Accordingly, important aspects of these relationships depend on the continued cooperation between the parties.

In particular, we have appointed ECI as an agent for selling our IP and DCME products in Russia and an affiliate of ECI provides services for us in Russia. During the fiscal years ended December 31, 2005 and 2006, $20.4 million and $28.7 million, respectively, of our revenues were derived from sales by ECI. The agreement governing this arrangement may be terminated by either party with three months written notice. In the event ECI, a successor entity to ECI or this affiliate entity of ECI is unable to continue to sell our products for any reason, elects not to sell our products or elects to terminate this agreement, then our business and results of operations would likely be materially harmed.

Many factors out of our control could interfere with our ability to market, license, implement or support our products with any of our partners, which in turn could harm our business. These factors include, but are not limited to, a change in the business strategy of one of our partners, the introduction of competitive product offerings by other companies that are sold through one of our partners, potential contract defaults by one of our partners, or changes in ownership or management of one of our distribution partners. Some of our competitors may have stronger relationships with our distribution partners than we do, and we have limited control, if any, as to whether those partners implement our products rather than our competitors’ products or whether they devote resources to market and support our competitors’ products rather than our offerings. In addition, we recognize a portion of our revenue based on a sell-through model using information provided by our partners. If those partners provide us with inaccurate or untimely information, then the amount or timing of our revenues could be adversely impacted and our operating results may be harmed.

Moreover, if we are unable to leverage our sales and support resources through our distribution partner relationships, we may need to hire and train additional qualified sales and engineering personnel. We cannot assure you, however, that we will be able to hire additional qualified sales and engineering personnel in these circumstances, and our failure to do so may restrict our ability to generate revenue or implement our products on a timely basis. Even if we are successful in hiring additional qualified sales and engineering personnel, we will incur additional costs and our operating results, including our gross margin, may be adversely affected. The loss of or reduction in sales by these resellers could reduce our revenues. If we fail to maintain relationships with these third party resellers, fail to develop new relationships with third party resellers in new markets, fail to manage, train, or provide incentives to, existing third party resellers effectively or if these third party resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

We may face risks associated with our international sales that could impair our ability to grow our revenues.

For the fiscal years ended December 31, 2004, 2005 and 2006, international revenues were approximately, $55.2 million, $63.0 million and $81.8 million, respectively. We intend to continue selling into our existing international markets and expand into additional international markets where we currently do not do business. If we are unable to continue to sell products effectively in these existing international markets and expand into additional new international markets, our ability to grow our business will be adversely affected. Some factors that may impact our ability to maintain our international operations and sales include:

•	difficulty enforcing contracts and collecting accounts receivable in foreign jurisdictions, leading to longer collection periods;

•	certification and qualification requirements relating to our products;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in foreign regulatory requirements, including import and export regulations, and currency exchange rates;

•	certification and qualification requirements for doing business in foreign jurisdictions;

•	inadequate protection for intellectual property rights in certain countries;

•	less stringent adherence to ethical and legal standards by prospective customers in certain foreign countries, including compliance with the Foreign Corrupt Practices Act;

•	potentially adverse tax consequences; and

•	political and economic instability.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and The NASDAQ Stock Market Rules, or Nasdaq rules. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition.

The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. As a public company, our systems of internal controls over financial reporting will be required to be periodically assessed and reported on by management and management’s assessment of internal controls over financial reporting will be subject to annual audits by our independent auditors. We are presently evaluating our internal controls for compliance. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities. We have commenced a review of our existing internal control structure and plan to hire additional personnel. Although our review is not complete, we have taken steps to improve our internal control structure by hiring or transferring dedicated, internal Sarbanes-Oxley Act compliance personnel to analyze and improve our internal controls, to be supplemented periodically with outside consultants as needed. However, we cannot be certain regarding when we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm the market value of our common stock. Any failure to maintain effective internal controls also could impair our ability to manage our business and harm our financial results.

Under the Sarbanes-Oxley Act and Nasdaq rules, we are required to maintain an independent board. We also expect these rules and regulations will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed independent for purposes of Nasdaq rules, and officers will be significantly curtailed.

If we lose the services of one or more members of our current executive management team or other key employees, or if we are unable to attract additional executives or key employees, we may not be able to execute on our business strategy.

Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, Doug Sabella, our president and chief executive officer, is critical to the overall management of our company as well as to the development of our culture and our strategic direction. Pinhas Reich, our vice president of global sales, plays a key role in our sales efforts and strategy.

In order to be successful, we must also retain and motivate key employees, including those in managerial, technical, marketing and sales positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Experienced management and technical, sales, marketing and support personnel in the telecommunications and networking industries are in high demand and competition for their talents is intense. This is particularly the case in Silicon Valley, where our headquarters and significant operations are located.

The loss of services of any of our executives or of one or more other members of our executive management or sales team or other key employees, none of which is bound by an employment agreement for any specific term could seriously harm our business.

We have a substantial employee presence in India and the hiring and retention of skilled employees in India has become increasingly difficult. If we are unable to hire and retain skilled employees in India and elsewhere, we may not be able to execute our business strategy.

As of December 31, 2006, we had a staff of 127 employees and contractors in India. Due to increased expansion into India of research and development by technology companies, hiring and retaining skilled employees has become increasingly difficult. In the past we have experienced substantial turnover and we expect this turnover to get worse as competition for skilled employees increases. If we are unable to retain our current employees and/or hire skilled employees in the future, we may not be able to execute on our business strategy.

We have no internal hardware manufacturing capabilities and we depend exclusively upon contract manufacturers to manufacture our hardware products. In particular, our I-Gate 4000 media gateways are exclusively manufactured for us by Flextronics (Israel) Ltd., or Flextronics. We buy our DCME products from ECI who subcontracts manufacturing of these products to Flextronics. Our failure to successfully manage our relationships with Flextronics, ECI or other replacement contract manufacturers would impair our ability to deliver our products in a manner consistent with required volumes or delivery schedules, which would likely cause us to fail to meet the demands of our customers and damage our customer relationships.

We outsource the manufacturing of all of our hardware products. Our I-Gate 4000 media gateways are exclusively manufactured for us by Flextronics. We buy our DCME products from ECI who subcontracts the manufacturing to Flextronics. These contract manufacturers provide comprehensive manufacturing services, including assembly of our products and procurement of materials and components. Each of our contract manufacturers also builds products for other companies and may not always have sufficient quantities of inventory available or may not allocate their internal resources to fill these orders on a timely basis.

We do not have long-term supply contracts with these contract manufacturers and they are not required to manufacture products for any specified period at any specified price. We do not have internal manufacturing capabilities to meet our customers’ demands and we cannot assure you that we will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis if it is needed. An inability to manufacture our products at a cost comparable to our historical costs could impact our gross margins or force us to raise prices, affecting customer relationships and our competitive position.

Qualifying a new contract manufacturer and commencing commercial scale production is expensive and time consuming and could result in a significant interruption in the supply of our products. If our contract manufacturers are not able to maintain our high standards of quality, increase capacity as needed, or are forced to shut down a factory, our ability to deliver quality products to our customers on a timely basis may decline, which would damage our relationships with customers, decrease our revenues and negatively impact our growth.

We and our contract manufacturers rely on single or limited sources for the supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products on a timely basis, which would likely cause us to fail to meet the demands of our customers and damage our customer relationships.

We and our contract manufacturers currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis. If we overestimate our component requirements, we could have excess inventory, which would increase our costs and result in write-downs harming our operating results. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenues.

We currently do not have long-term supply contracts with our component suppliers and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. Because the key components and assemblies of our products are complex, difficult to manufacture and require long lead times, in the event of a disruption or delay in supply, or inability to obtain products, we may not be able to develop an alternate source in a timely manner, at favorable prices, or at all. In addition, during periods of capacity constraint, we are disadvantaged compared to better capitalized companies, as suppliers may in the future choose not to do business with us or may require higher prices or less advantageous terms. A failure to find acceptable alternative sources could hurt our ability to deliver high-quality products to our customers and negatively affect our operating margins. In addition, reliance on our suppliers exposes us to potential supplier production difficulties or quality variations. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would seriously adversely affect our ability to meet these dates and could result in legal action by our customers, loss of customers or harm our ability to attract new customers, any of which could decrease our revenues and negatively impact our growth.

Failure to manage expenses and inventory risks associated with meeting the demands of our customers may adversely affect our business or results of operations.

To ensure that we are able to meet customer demand for our products, we place orders with our contract manufacturers and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates because of inaccurate forecasting or as a result of unforeseen events or otherwise, our inventory levels and expenses may be adversely affected and our business and results of operations could suffer. In addition, in order to remain competitive, we must continue to introduce new products and processes into our manufacturing environment. There cannot be any assurance, however, that the introduction of new products will not create obsolete inventories related to older products.

If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, our products could become obsolete.

We have incorporated third-party licensed technology into our current products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms or at all. The inability to maintain or re-license any third-party licenses required in our current products or to obtain any new third-party licenses to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products.

Failures by our strategic partners or by us in integrating our products with those provided by our strategic partners could seriously harm our business.

Our solutions include the integration of products supplied by strategic partners, who offer complementary products and services and we expect to further integrate our IP Products with such partner products and services in the future. We rely on these strategic partners in the timely and successful deployment of our solutions to our customers. If the products provided by these partners have defects or do not operate as expected, or if we do not effectively integrate and support products supplied by these strategic partners, we may have difficulty with the deployment of our solutions, which may result in:

•	a loss of, or delay in, recognizing revenues;

•	increased service, support and warranty costs and a diversion of development resources; and

•	network performance penalties.

In addition to cooperating with our strategic partners on specific customer projects, we also may compete in some areas with these same partners. If these strategic partners fail to perform or choose not to cooperate with us on certain projects, in addition to the effects described above, we could experience:

•	a loss of customers and market share; and

•	a failure to attract new customers or achieve market acceptance for our products.

Our ability to compete and our business could be jeopardized if we are unable to protect our intellectual property.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patent applications may not issue as patents at all or they may not issue as patents in a form that will be advantageous to us. Our issued patents and those that may issue in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to invalidate or design around our patents. Furthermore, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Additionally, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken to do so will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States. If competitors are able to use our technology or develop unpatented proprietary technology similar to ours or competing technologies, our ability to compete effectively could be harmed.

Possible third-party claims of infringement of proprietary rights against us could have a material adverse effect on our business, results of operation or financial condition.

The telecommunications industry generally and the market for IP telephony products in particular are characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. We have in the past received and may in the future receive inquiries from other patent holders and may become subject to claims that we infringe their intellectual property rights. We cannot assure you that we are not in infringement of third party patents. Any parties claiming that our products infringe upon their proprietary rights, regardless of its merits, could force us to license their patents for substantial royalty payments or to defend ourselves and possibly our customers or contract manufacturers in litigation. We may also be required to indemnify our customers and contract manufacturers for damages they suffer as a result of such infringement. These claims and any resulting licensing arrangement or lawsuit, if successful, could subject us to significant royalty payments or liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, incorporating or using our products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign those products that use any allegedly infringing technology.

Any lawsuits regarding intellectual property rights, regardless of their success, would be time-consuming, expensive to resolve and would divert our management’s time and attention.

Doug Sabella, our President and Chief Executive Officer, was recently named as a defendant in a class action lawsuit related to his employment with a prior employer and in the event this lawsuit consumes a significant portion of Mr. Sabella’s time and diverts his attention from his performance as our President and Chief Executive Officer, then our business may be harmed.

In January 2007, a complaint was filed in United States District Court, Northern District of California, against Terayon Communications Systems, Inc., or Terayon, and additional named defendants, including Douglas A. Sabella, our President and Chief Executive Officer. The complaint alleged, among other things, that several officers, including Mr. Sabella, were responsible for making false and misleading statements about Terayon during their respective employment. Because of the inherent uncertainty of litigation in general and particularly class action litigation, such litigation can sometimes take years to resolve and can be expensive to defend. Therefore, the amount of time required by Mr. Sabella to devote to his defense may be significant and may divert his attention from his performance of his duties for the Company. In the event this lawsuit consumes a significant portion of Mr. Sabella’s time and diverts his attention from his performance as our President and Chief Executive Officer, then our business may be harmed. In addition, if the plaintiffs’ claims ultimately prevail, Mr. Sabella’s credibility could be negatively impacted, and he could be prevented from serving as our President and Chief Executive Officer or from sitting on our board of directors. Such an outcome could significantly harm our business, financial position and results of operations and cause our stock price to decline substantially.

If we acquire or invest in other companies, assets or technologies and we are not able to integrate them with our business, or we do not realize the anticipated financial and strategic goals for any of these transactions, our financial performance may be impaired.

If appropriate opportunities present themselves, we may consider acquiring or making investments in companies, assets or technologies that we believe to be strategic. We do not have any experience in doing so, and if we do succeed in acquiring or investing in a company, asset or technology, we will be exposed to a number of risks, including:

•	we may find that the acquired company, asset or technology does not further our business strategy, that we overpaid for the company, asset or technology or that the economic conditions underlying our acquisition decision have changed;

•	we may have difficulty integrating the assets, technologies, operations or personnel of an acquired company, or retaining the key personnel of the acquired company;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•	we may encounter difficulty entering and competing in new product or geographic markets, and we may face increased competition, including price competition or intellectual property litigation; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property or employment matters.

In addition, from time to time we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions or investments in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, existing stockholders might be diluted and earnings per share might decrease. In addition, acquisitions and investments may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges.

Regulation of the telecommunications industry could harm our operating results and future prospects.

The telecommunications industry is highly regulated and our business and financial condition could be adversely affected by the changes in the regulations relating to the telecommunications industry. Currently, there are few laws or regulations that apply directly to access to, or delivery of, voice services on IP networks. We could be adversely affected by regulation of IP networks and commerce in any country, including the United States, where we operate. Such regulations could include matters such as voice over the Internet or using Internet protocol, encryption technology, and access charges for service providers. The adoption of such regulations could decrease demand for our products, and at the same time increase the cost of selling our products, which could have a material adverse effect on our business, operating result and financial condition.

Compliance with regulations and standards applicable to our products may be time consuming, difficult and costly, and if we fail to comply, our product sales will decrease.

In order to achieve and maintain market acceptance, our products must continue to meet a significant number of regulations and standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories, including particular standards relating to our DCME products and our enhanced access switching solution, also known as our Class 5 solution.

As these regulations and standards evolve, and if new regulations or standards are implemented, we will be required to modify our products or develop and support new versions of our products, and this will increase our costs. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our products, which could harm our business. User uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes could have a material adverse effect on our business, financial condition and operating results.

Failure of our hardware products to comply with evolving industry standards and complex government regulations may prevent our hardware products from gaining wide acceptance, which may prevent us from growing our sales.

The market for network equipment products is characterized by the need to support industry standards as different standards emerge, evolve and achieve acceptance. We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. Our products must comply with various domestic regulations and standards defined by agencies such as the Federal Communications Commission, in addition to standards established by governmental authorities in various foreign countries and the recommendations of the International Telecommunication Union. If we do not comply with existing or evolving industry standards or if we fail to obtain timely domestic or foreign regulatory approvals or certificates we will not be able to sell our products where these standards or regulations apply, which may harm our business.

Production and marketing of products in certain states and countries may subject us to environmental and other regulations including, in some instances, the requirement to provide customers the ability to return product at the end of its useful life and make us responsible for disposing or recycling products in an environmentally safe manner. Additionally, certain states and countries may pass regulations requiring our products to meet certain requirements to use environmentally friendly components. Such laws and regulations have recently been passed in several jurisdictions in which we operate, including the European Union which issued Directive 2002/96/EC Waste Electrical and Electronic Equipment, or WEEE, to mandate funding, collection, treatment, recycling and recovery of WEEE by producers of electrical or electronic equipment into Europe. China is in the final approval stage of compliance programs which will harmonize with the European Union WEEE and RoHS directives. In the future, Japan and other countries are expected to adopt environmental compliance programs. If we fail to comply with these regulations, we may not be able to sell our products in jurisdictions where these regulations apply, which would have a material adverse affect on our results of operations.

We have invested substantially in our enhanced access switching solution and we may be unable to achieve and maintain substantial sales.

We have spent considerable effort and time developing our Class 5 solution, and have had limited sales of this product line to date. We anticipate substantial sales of our access solution as part of our operational plan and we may not achieve the success rate we currently anticipate or we may not achieve any success at all. The market for our access solution is new and it is unclear whether there will be broad adoption of this solution by our existing and future potential customers.

Recent rulemaking by the Financial Accounting Standards Board, or FASB, requires us to expense equity compensation given to our employees and may impact our ability to effectively utilize equity compensation to attract and retain employees.

FASB has adopted changes that require companies to record a charge to earnings for employee stock option grants and other equity incentives effective January 1, 2006, which we have adopted. These accounting changes may cause us to reduce the availability and amount of equity incentives provided to employees, which may make it more difficult for us to attract, retain and motivate key personnel. Additionally, it may be difficult for us to estimate the impact of such compensation charges on future operating results because they will be based upon the fair market value of our common stock and other assumptions at future dates.

Future interpretations of existing accounting standards could adversely affect our operating results.

Generally accepted accounting principles in the United States are subject to interpretation by the FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

For example, we recognize our product software license revenue in accordance with AICPA Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions, and related interpretations. The AICPA or other accounting standards setters may continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements. Future interpretations of existing accounting standards, including SOP 97-2 and SOP 98-9, or changes in our business practices could result in future changes in our revenue recognition accounting policies that have a material adverse effect on our results of operations. We may be required to delay revenue recognition into future periods, which could adversely affect our operating results. We have in the past had to, and in the future may have to, defer recognition for license fees due to several factors, including whether a transaction involves:

•	software arrangements that include undelivered elements for which we do not have vendor specific objective evidence, or VSOE, of fair value;

•	requirements that we deliver services for significant enhancements and modifications to customize our software for a particular customer;

•	material acceptance criteria or other identified product-related issues; or

•	payment terms extending beyond our customary terms.

Because of these factors and other specific requirements under accounting principles generally accepted in the United States for software revenue recognition, we must have very precise terms in our software arrangements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we sometimes accept terms and conditions that do not permit revenue recognition at the time of delivery.

We may require significant capital to pursue our growth strategy, but we may not be able to obtain additional financing on favorable terms or at all.

As described in more details in “Use of Proceeds,” we intend to continue spending substantial amounts in connection with our expansion in order to grow our business. We may need to obtain additional financing to pursue our business strategy, to develop new products, to respond to competition and market opportunities and to acquire complementary businesses or technologies. We can offer no assurances that we will be able obtain such financing on favorable terms or at all. If we were to raise additional capital through further sales of our equity securities, our stockholders would suffer dilution of their equity ownership in the Company.

Product liability claims related to our customers’ networks could result in substantial costs.

Our products are critical to the business operations of our customers. If one of our products fails, a service provider may assert a claim for substantial damages against us, regardless of our responsibility for the failure. Our product liability insurance may not cover claims brought against us. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any product liability claims, whether or not successful, could seriously damage our reputation and our business.

Risks Related to Our Operations in Israel

Substantially all of the manufacturing of our hardware products occurs in Israel. We are in the process, however, of diversifying the location of our manufacturing capabilities to locations outside of the Middle East. In addition, a substantial portion of our operations is located in Israel, including a total of 176 employees and contractors, which includes our entire media gateway research and development team.

Increased political, economic and social instability in the Middle East, may adversely affect our business and operating results.

The continued threat of terrorist activity and other acts of war or hostility, including the war in Iraq and threats against Israel, have created uncertainty throughout the Middle East and have significantly increased the political, economic and social instability in Israel where substantially all of our products are manufactured. Acts of terrorism, either domestically or abroad and particularly in Israel, or a resumption of the confrontation along the northern border of Israel, would likely create further uncertainties and instability. To the extent terrorism, or the political, economic or social instability results in a disruption of our operations or delays in our manufacturing or shipment of our products, then our business, operating results and financial condition could be adversely affected.

Our I-Gate 4000 media gateways and our DCME products are exclusively manufactured for us by Flextronics, with the DCME products being manufactured by Flextronics through our relationship with ECI. The Flextronics manufacturing facility is located in Migdal-Haemek, Israel, which is located in northern Israel. While Flextronics has other locations across the world at which our manufacturing requirements may be fulfilled, any disruption to its Israeli manufacturing capabilities in Migdal-Haemek would likely cause a material delay in our manufacturing process. If we are forced or if we decide to switch the manufacture of our products to a different Flextronics facility, the time and expense of such switch along with the increased costs, if any, of operating in another location, would adversely affect our operations. In addition, while we expect that Flextronics will have the capacity to manufacture our products at facilities outside of Israel, there can be no assurance that such capacity will be available when we require it or upon terms favorable or acceptable to us. To the extent terrorism, or political, economic or social instability results in a disruption of Flextronics’ manufacturing facilities in Israel or ECI operations in Israel as they relate to our business, then our business, operating results and financial condition could be adversely affected.

In addition, any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the price of our shares. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel, Israeli companies or companies with operations in Israel. Should additional countries impose restrictions on doing business with Israel, our business, operating results and financial condition could be adversely affected.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Many of our employees in Israel, including certain key employees, are obligated to perform up to one month (in some cases more) of annual military reserve duty until they reach age 45 and, in emergency circumstances, could be called to active duty. Recently, there have been call-ups of military reservists, including several of our employees, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees due to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could adversely affect our business and results of operations.

The grants we have received from the Israeli government for certain research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

Our research and development efforts have been financed, in part, through grants that we have received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. We, therefore, must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law.

Under the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology or manufacturing of products developed with OCS funding. OCS approval is not required for the export of any products resulting from the research or development. There is no assurance that we would receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

•	we could be required to pay the OCS a portion of the consideration we receive upon any transfer of such technology or upon an acquisition of our Israeli subsidiary by an entity that is not Israeli. Among the factors that may be taken into account by the OCS in calculating the payment amount are the scope of the support received, the royalties that were paid by us, the amount of time that elapsed between the date on which the know-how was transferred and the date on which the grants were received, as well as the sale price; and

•	the transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties and payment of interest on the grant amount.

These restrictions may impair our ability to sell our company, technology assets or to outsource manufacturing outside of Israel. The restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.

Risks Related to This Offering

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Prior to the offering there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the Nasdaq Global Market or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those that sell telecommunications products in particular;

•	the timing of customer orders that may cause quarterly or other periodic fluctuations in our results that may, in turn, affect the market price of our common stock;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our stock;

•	ratings downgrades by any securities analysts who follow our company;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	market conditions or trends in our industry or the economy as a whole;

•	the development and sustainability of an active trading market for our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular the Nasdaq Global Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, it could have substantial costs and divert resources and the attention of management from our business.

A significant portion of our total outstanding common stock is restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock or issuances of our common stock by us, our stock price could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market or we issue additional shares of common stock following the offering, the market price of our common stock could decline. Upon completion of the offering, we will have 39,561,561 outstanding shares of common stock based on the number of shares outstanding as of January 15, 2007 and adjusting for the 6,750,000 shares that we are selling in this offering. The 9,000,000 shares being sold in this offering may be resold in the public market immediately following the closing of this offering. The remaining 30,561,561 shares, or 77% of our outstanding shares after this offering, are currently restricted as a result of securities laws, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters but will be able to be sold in the public market beginning 180 days after the date of this prospectus. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

We have also agreed that we will not sell additional shares of our common stock during this period. However, these lockup agreements are subject to important exceptions. See “Underwriting.” In addition, the shares subject to outstanding options, of which 4,816,006 are exercisable as of January 15, 2007, and the shares reserved for future issuance under our stock option and equity incentive plans will become available for sale immediately upon the exercise of such options and the expiration of the lock-up agreements.

Anti-takeover provisions in our charter documents and Delaware corporate law might deter acquisition bids for us that you might consider favorable.

Our amended and restated certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, including rights superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $8.95 per share, because the assumed initial public offering price of $11.00 is substantially higher than the pro forma net book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less that the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See “Dilution.”

Our existing principal stockholders, executive officers and directors will continue to have substantial control over the company after this offering, which may prevent you and other stockholders from influencing significant corporate decisions and may harm the market price of our common stock.

Upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option and including stock options that are exercisable within 60 days of January 15, 2007, our existing principal stockholders, executive officers and directors together with their affiliates, will beneficially own, in the aggregate, approximately 72% of our outstanding common stock, and our executive officers and directors will beneficially own, in the aggregate, approximately 57% of our outstanding common stock. These stockholders may have interests that conflict with yours and, if acting together, have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Because management has broad discretion as to the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be invested successfully.

We currently intend to use the net proceeds from the offering for capital expenditures for the purchase of equipment and for leasehold improvements in connection with our expansion and working capital for general corporate purposes, including expansion of our marketing and sales departments. However, in the event of changes in our business or market conditions, we may otherwise direct the proceeds from this offering to other corporate purposes. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In particular, our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in expanding our business and our assumptions regarding the regulatory environment, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” and similar expressions, are forward-looking statements. Although these statements are based upon reasonable assumptions, including projections of sales, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	the timing of the initiation, progress or cancellation of significant contracts or arrangements;

•	the mix and timing of products and services sold in a particular period;

•	the impact of our revenue recognition policies on the timing of both revenues and the related expenses;

•	our inability to maintain relationships with our indirect channel partners;

•	the reluctance of customers to migrate to an IP network architecture;

•	rapid technological change and our ability to continue to deliver products that are competitive in the marketplace; and

•	general economic and business conditions.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the 6,750,000 shares of our common stock being sold in this offering of approximately $66.5 million or $76.9 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $11.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), and after deducting underwriting discounts and commissions and other estimated offering expenses of $8.5 million payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

We intend to use the net proceeds from this offering for capital expenditures for the purchase of equipment and for leasehold improvements in connection with our expansion and working capital for general corporate purposes, including expansion of our marketing and sales departments. We may also use a portion of the proceeds for the future acquisition of, or investment in, businesses, products or technologies that complement our business, although we are not pursuing any acquisitions or investments as of the date of this prospectus. We have not allocated specific amounts of net proceeds for any of these purposes, and in the event of changes in our business or market conditions, we may otherwise direct the proceeds from this offering to other corporate purposes.

We have not determined the amounts we plan to spend on certain of the items listed above or the timing of these expenditures. As a result, our management will have broad discretion in the application of the net proceeds we receive from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds of this offering. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), would increase (decrease) the net proceeds to us from this offering by approximately $6.3 million, or approximately $7.2 million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

DIVIDEND POLICY

We have never paid or declared any dividends on our common stock and do not anticipate paying any dividends for the indefinite future. We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION

The following table contains a summary of our balance sheet data as of December 31, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the redemption and subsequent cancellation of all our outstanding shares of Series A-1, A-2 and B-1 redeemable preferred stock for the par value of $0.001 per share, or an aggregate of fourteen thousand dollars; and

•	the conversion of all our outstanding shares of Series C convertible preferred stock into an aggregate of 17,532,502 shares of our common stock;

•	the conversion of 996,596 shares of Series D convertible preferred stock into an aggregate of 948,031 shares of our common stock;

•	on a pro forma as adjusted basis to reflect the pro forma adjustments above as well as:

•	the issuance and sale of 6,750,000 shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the conversion of an additional 527,355 shares of Series D convertible preferred stock, issued in January 2007, into an 501,658 shares of our common stock

•	the amendment and restatement of our certificate of incorporation following the closing of this offering.

You should read the following table in conjunction with the consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of December 31, 2006
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(In thousands, except share
	and per share data)

Cash and cash equivalents	$23,189	$23,175	$93,170

Loan payable (net of unamortized discount of $603 based on imputed interest rate of 19%)	4,424	4,424	4,424

Redeemable and convertible preferred stock:
Redeemable preferred stock, Series A-1, $0.001 par value; 5,000,048 shares authorized; 5,000,048 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; and no shares authorized and no shares issued and outstanding, pro forma as adjusted	15,871	—	—
Redeemable preferred stock, Series A-2, $0.001 par value; one share authorized; one share issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; and no shares authorized and no shares issued and outstanding, pro forma as adjusted	1,349	—	—
Redeemable preferred stock, Series B-1, $0.001 par value; 9,000,000 shares authorized; 9,000,000 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; and no shares authorized and no shares issued and outstanding, pro forma as adjusted	2,576	—	—
Convertible preferred stock, Series C, $0.001 par value; 36,000,000 shares authorized; 17,532,502 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; and no shares authorized and no shares issued and outstanding, pro forma as adjusted	38,283	—	—
Convertible preferred stock, Series D, $0.001 par value; 5,000,000 shares authorized; 996,596 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; and no shares authorized and no shares issued and outstanding, pro forma as adjusted	6,462	—	—

Total redeemable and convertible preferred stock:	64,541	—	—

Stockholders’ (deficit) equity
Undesignated preferred stock, $0.001 par value; no shares authorized, no shares issued and outstanding, actual and pro forma; and 10,000,000 authorized and no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value;
100,000,000 shares authorized; 13,789,287 shares issued and outstanding, actual; 100,000,000 shares authorized and 32,269,820 shares issued and outstanding, pro forma; and 200,000,000 shares authorized and 39,521,478 shares issued and outstanding, pro forma as adjusted	14	32	40
Additional paid-in capital	6,975	71,484	141,471
Deferred stock-based compensation	(690)	(690)	(690)
Accumulated deficit	(59,853)	(59,853)	(59,853)

Total stockholders’ (deficit) equity	(53,554)	10,973	80,968

Total capitalization	$15,411	$15,397	$85,392

The common stock outstanding after this offering is based on 13,789,287 shares of common stock outstanding as of December 31, 2006 plus 17,532,502 shares of common stock issuable upon the conversion of all outstanding shares of Series C convertible preferred stock and 1,449,689 shares of common stock issuable upon the conversion of all outstanding shares of Series D convertible preferred stock, including 501,658 shares resulting from the conversion of our shares of Series D convertible preferred stock issued in January 2007, and the redemption of all outstanding shares of Series A-1, A-2 and B-1 redeemable preferred stock upon the closing of this offering, and excludes:

•	7,823,875 shares of common stock that may be issued upon the exercise of options outstanding as of December 31, 2006 under our stock option and equity incentive plans, with a weighted average exercise price of $1.12 per share;

•	60,000 shares of common stock that may be issued upon the exercise of options outstanding as of December 31, 2006 and granted outside of our stock option and equity incentive plans, with a weighted average exercise price of $0.38 per share;

•	16,225 shares of common stock that may be issued upon the exercise of a warrant outstanding as of December 31, 2006 to purchase shares of Series C convertible preferred stock and the subsequent conversion of such Series C convertible preferred stock into common stock, exercisable at a weighted average exercise price of $1.716 per share; and

•	an aggregate of 527,651 additional shares of our common stock reserved for future grants under our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan, both of which were adopted by our board of directors in June 2006 and are expected to be approved by our stockholders in March 2007 will become effective immediately upon the signing of the underwriting agreement for this offering and contain provisions that automatically increase their share reserves each year as more fully described in “Management — Employee Compensation and Defined Contribution Plans.”

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), would increase (decrease) each of total shareholders’ equity and total capitalization by $6.3 million, or $7.2 million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and our estimated offering expenses.

Upon a Qualified IPO the Series D convertible preferred stock will become subject to automatic conversion. At such an event, the holders of Series D convertible preferred stock will receive a deemed dividend of $3.924 per share. An automatic conversion of all of our 1,523,951 shares of Series D convertible preferred stock issued and outstanding as of January 15, 2007 would have resulted in a deemed dividend in the aggregate amount of approximately $6.0 million. The deemed dividend will increase the net loss allocable to common stockholders by this amount.

DILUTION

The pro forma net tangible book value of our common stock as of December 31, 2006 was approximately $11.0 million, or $0.34 per share. Pro forma net tangible book value per share represents our total pro forma tangible assets less total pro forma liabilities, divided by the pro forma number of shares of common stock outstanding as of December 31, 2006, in each case after giving effect to the conversion of all outstanding shares of Series C convertible preferred stock and of our Series D convertible preferred stock outstanding as of December 31, 2006, into common stock.

After giving effect to (1) the conversion of shares of Series D convertible preferred stock issued and sold in January 2007, and (2) our issuance and sale of 6,750,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the mid-point of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us, the pro forma as adjusted net tangible book value of our common stock as of December 31, 2006 would have been $81.0 million, or $2.05 per share. Our sale of common stock in this offering represents an immediate increase in net tangible book value to existing stockholders of $1.61 per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $8.95 per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of December 31, 2006	$0.34
Increase in net tangible book value per share attributable to conversion of Series D convertible preferred stock issued in January 2007	0.10
Increase in net tangible book value per share attributable to sale of shares of common stock in this offering	1.61

Pro forma as adjusted net tangible book value per share after this offering		2.05

Dilution per share to new investors in this offering		$8.95

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net tangible book value by $6.3 million and the net tangible book value per share after this offering by $0.16 per share. The dilution in net tangible book value per share to investors in this offering would increase to $9.79 or decrease to $8.11 per share respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after the offering would be $2.25 per share, as a result of the offering the increase in net tangible book value per share to existing stockholders would be $1.81 per share and the dilution to new investors purchasing shares of common stock in this offering would be $8.75 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), would increase (decrease) the dilution to new investors by $9.57 and $7.92 per share respectively, if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and our estimated offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2006, giving effect to the conversion of all outstanding shares of Series C and Series D convertible preferred stock into common stock, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of

$11.00 per share, the mid-point of the estimated price range shown on the cover of this prospectus, before the deduction of the estimated underwriting discount and offering expenses payable by us:

					Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders(1)	32,771,478	83%	$49,111,000	40%	$1.50

New investors	6,750,000	17%	74,250,000	60%	$11.00

Total	39,521,478	100%	$123,361,000	100%

(1)	Includes:

•	13,789,287 shares outstanding as of December 31, 2006;

•	17,532,502 shares resulting from the conversion of all outstanding shares of our Series C convertible preferred stock;

•	948,031 shares resulting from the conversion of all shares of our Series D convertible preferred stock outstanding as of December 31, 2006; and

•	501,658 shares resulting from the conversion of our shares of Series D convertible preferred stock issued in January 2007.

The tables and calculations above do not include:

•	7,823,875 shares of common stock that may be issued upon the exercise of options outstanding as of December 31, 2006 under our stock option and equity incentive plans, with a weighted average exercise price of $1.12 per share;

•	60,000 shares of common stock that may be issued upon the exercise of stock options outstanding as of December 31, 2006 and granted outside of our stock option and equity incentive plans, with a weighted average exercise price of $0.38 per share;

•	16,225 shares of common stock that may be issued upon the exercise of a warrant outstanding as of December 31, 2006 to purchase shares of Series C convertible preferred stock and the subsequent conversion of such Series C convertible preferred stock into common stock, exercisable at a weighted average exercise price of $1.716 per share; or

•	an aggregate of 527,651 additional shares of our common stock reserved for future grants under our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan, both of which were adopted by our board of directors in June 2006 and are expected to be approved by our stockholders in March 2007, will become effective immediately upon the signing of the underwriting agreement for this offering and contain provisions that automatically increase their share reserves each year as more fully described in “Management — Employee Compensation and Defined Contribution Plans.”

To the extent any of these options are exercised, there will be further dilution to new investors.

Upon a Qualified IPO the Series D convertible preferred stock will become subject to automatic conversion. At such an event, the holders of Series D convertible preferred stock will receive a deemed dividend of $3.924 per share. An automatic conversion of all of our 1,523,951 shares of Series D convertible preferred stock issued and outstanding as of January 15, 2007 would have resulted in a deemed dividend in the aggregate amount of approximately $6.0 million. The deemed dividend will increase the net loss allocable to the common stockholders by this amount.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial and operating data is qualified by reference to and should be read in conjunction with the Consolidated Financial Statements and Notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, appearing elsewhere in this prospectus. In particular, the consolidated statements of operations data and the consolidated balance sheets data set forth below include significant related party transactions as more fully disclosed on the face of our Consolidated Financial Statements and described in Note 3 of our Notes to Consolidated Financial Statements appearing elsewhere in the prospectus.

The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and consolidated balance sheets data as of December 31, 2005 and 2006, were derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2003, and consolidated balance sheets data as of December 31, 2003 and 2004, were derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial and operating data as of December 31, 2002 and for the year ended December 31, 2002 were derived from our unaudited consolidated financial statements that are not included in this prospectus.

		Years Ended December 31,
	2002(1)	2003	2004	2005	2006
	(In thousands, except for per share data)

Consolidated Statements of Operations Data:
Revenues:
IP Products	$695	$8,246	$12,480	$24,474	$47,314
DCME Products	—	42,430	48,105	41,681	38,563
Services	105	8,852	8,522	10,089	13,769

Total revenues	800	59,528	69,107	76,244	99,646

Costs of revenues	236	30,421	30,034	33,146	45,961

Gross profit	564	29,107	39,073	43,098	53,685
Operating Expenses:
Research and development, net	10,096	15,317	19,935	26,527	32,555
Sales and marketing	3,954	18,431	20,474	25,798	26,497
General and administrative	3,334	5,726	5,707	5,802	8,793

Total operating expenses	17,384	39,474	46,116	58,127	67,845

Loss from operations	(16,820)	(10,367)	(7,043)	(15,029)	(14,160)
Other income (expense), net	(95)	1,520	1,232	753	647

Loss before income taxes	(16,915)	(8,847)	(5,811)	(14,276)	(13,513)
Income taxes	—	38	14	35	404

Net loss	$(16,915)	$(8,885)	$(5,825)	$(14,311)	$(13,917)

Basic and diluted net loss per share	$(167.67)	$(0.77)	$(0.50)	$(1.18)	$(1.04)

Weighted average common shares	101	11,588	11,683	12,119	13,396

Pro forma net loss allocable to common stockholders (unaudited)(2)					$(17,827)

Pro forma net loss allocable to common stockholder per share — basic and diluted (unaudited)					$(0.58)

Weighted average common shares used in computing pro forma per share amounts (unaudited)(3)					30,916

(1)	Period contains nominal transactions from October 18, 2001 (inception) through December 31, 2001.

(2)	The pro forma net loss allocable to common stockholders reflects a deemed dividend of $3.9 million to the holders of Series D convertible preferred stock.

(3)	The pro forma weighted average common shares outstanding reflects the conversion of all outstanding shares of Series C convertible preferred stock and of 996,596 shares of Series D convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original date of issuance.

Related Party Transactions

The Consolidated Statements of Operations data shown above include the following related party transactions:

	Years Ended December 31,
	2003	2004	2005	2006

Revenues:
IP Products, related party sales	$244	$938	$1,857	$977
DCME Products, related party sales	17,986	19,464	14,636	3,274
Cost of Revenues:
IP Products, costs arising from related party purchases	3,249	3,870	5,737	2,508
DCME Products, costs arising from related party purchases	19,619	19,644	15,511	13,970
Operating Expenses:
Research and development	591	675	1,501	4,525
Sales and marketing	4,500	4,707	3,839	3,942
General and administrative	470	475	576	535
Other income (expense):
Other income, related party	876	354	228	240

	December 31,
	2002	2003	2004	2005	2006
		(In thousands)

Consolidated Balance Sheets Data:
Cash and cash equivalents	$24,985	$37,024	$28,324	$20,437	$23,189
Working capital	35,412	33,266	26,247	10,116	7,314
Total assets	43,018	66,601	62,097	64,669	76,014
Redeemable and convertible preferred stock	52,098	57,993	57,993	57,993	64,541
Total stockholders’ deficit	(13,379)	(22,175)	(27,898)	(41,555)	(53,554)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

Veraz is a leading global provider of IP softswitches, media gateways and digital compression products to established and emerging wireline, wireless and broadband service providers. Service providers use our products to transport, convert and manage data and voice traffic over legacy and IP networks, while enabling VoIP and other communications services. Our products include our IP products which consist of our ControlSwitch family of softswitch modules, our I-Gate 4000 family of media gateways and our Secure Communications Software enhancement to our DCME products and our DTX family of DCME products. We also offer services consisting of hardware and software maintenance and support, installation, training and other professional services.

Our business initially focused on the sale of DCME products and services. While the sale of DCME products continues to be a substantial part of our business, we expect DCME revenue to continue to decline over time. Our DCME product revenues were $48.1 million, $41.7 million and $38.6 million for the years ended December 31, 2004, 2005 and 2006, respectively. We have increasingly focused our efforts on our IP products and we have experienced rapid growth in our IP product revenues. Our IP product revenues increased from $12.5 million to $24.5 million to $47.3 million for the years ended December 31, 2004, 2005 and 2006, respectively. We have incurred net losses in each fiscal year since our inception in 2001.

We outsource the manufacturing of our hardware products. Our I-Gate 4000 media gateways are manufactured for us by Flextronics. We buy our DCME products from ECI which subcontracts the manufacturing to Flextronics. This enables us to focus mainly on the design, development, sales and marketing of our products and lowers our capital requirements. However, our ability to bring new products to market, fulfill customer orders and achieve long-term growth depends on our ability to maintain sufficient technical personnel and obtain necessary external subcontractor capacity.

We sell our products primarily through a direct sales force and also through indirect sales channels. Historically, ECI has been a primary indirect sales channel in a number of regions worldwide. During the past year, we terminated our relationship with ECI as the primary sales partner in a number of regions and have brought in-house many of the resources previously provided by ECI.

We were incorporated in Delaware in October 2001 under the name Softswitch Enterprises, Inc., and we subsequently changed our name to NexVerse Networks, Inc. in December 2001. In December 2002, we received financing from ECI and other investors and purchased all of the outstanding shares of two subsidiaries of ECI. In connection with these transactions, we changed our name to Veraz Networks, Inc.

Components of Our Results of Operations

Revenues

Our product revenues consist of sales of our DCME product for voice compression over legacy networks and of our IP products, including our ControlSwitch family of softswitch modules, our I-Gate 4000 family of media gateways and our Secure Communications Software enhancement to our DCME products. Services revenues primarily consist of hardware and software maintenance and support, installation, training and other professional services.

Cost of Revenues

Our cost of revenues consists primarily of amounts paid to ECI for the manufacture of our DCME product, to third parties for the manufacture of our media gateways and to third-party suppliers of components of our ControlSwitch product. Cost of revenues also includes royalties and professional services personnel and related costs. Our cost of revenues as a percentage of revenues varies according to the mix of product and service revenue, the mix of products sold and total sales volume.

We defer the cost of inventory when IP products have been shipped, but have not yet been installed or accepted, and expense those costs in full in the same period that any of the related deferred revenue is recognized as revenue (generally upon customer acceptance). In arrangements for which revenue recognition is limited to amounts due and payable or cash received, all related inventory costs are expensed at the date of acceptance; this will initially result in lower or negative IP product margins and cause higher margins in subsequent periods, as compared to similar arrangements with customary payment terms.

We outsource the manufacturing of all of our hardware products. We do not have long-term supply contracts with any contract manufacturers. As a result, we may not be able to manufacture our products at a cost comparable to our historical costs.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel-related costs is the largest component of each of these expense categories.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related compensation for our engineering personnel responsible for the design, development, testing and certification of our products. Our research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade (OCS). We record grants received from the OCS as a reduction of research and development expenses.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related compensation for our personnel, as well as marketing expenses, including attendance at trade shows, participation in trade associations and promotional activities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related compensation costs for our executive management, finance personnel, legal and professional services, travel and related expenses, insurance and other overhead costs.

Income taxes

In 2003, our subsidiary in Israel received approval as an “Approved Enterprise” and became eligible for tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our Israeli subsidiary’s undistributed income derived from its Approved Enterprise program will be exempt from corporate tax for a period of two years. In addition, our subsidiary in Israel will enjoy a reduced tax rate of 15% commencing in the first year in which it generates taxable income. The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. Dividend distributions originating from the income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law. In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which we received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% to 25% depending on the percentage of foreign investment holding in the company, as defined by the law.

We expect that our Approved Enterprise status in Israel will reduce our provision for income taxes in future years.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial position and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management’s estimates and projections, there could be a material effect on our financial statements. The accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition

•	Allowance for doubtful accounts

•	Stock-based compensation

•	Accounting for income taxes

Revenue recognition.  DCME product revenues consists of revenues from the sale of our DCME hardware products. IP product revenues consists of revenues from the sale of the I-Gate family of media gateway hardware products, our ControlSwitch family of softswitch modules, and our Secure Communications Software. Services revenue consists of revenues from separately-priced maintenance and extended warranty contracts, post-contract customer support, or PCS, installation, training and other professional services.

We are the exclusive distributor of DCME products under the DCME Agreement with ECI, a related party. Management has determined that revenues from sales of DCME products should be reported on a gross basis after considering the indicators included in Emerging Issues Task Force, or EITF, Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Specifically, we are the primary obligor, maintains the general inventory risk, and determines the product specifications based on the customer’s order.

Revenue from standalone sales of DCME products is recognized in accordance with Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104. When sales of DCME are bundled with installation services, the hardware and services are accounted for as separate units of accounting as the deliverables meet the separation criteria in EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue for each deliverable is recognized in accordance with SAB 104.

All of our IP products may be sold in a bundled arrangement that includes PCS, installation, training and other professional services. Our media gateway hardware when sold in a bundled arrangement is referred to as a static trunking solution and when sold in a bundled arrangement that includes our softswitch module software is referred to as a VoIP solution. When our Secure Communications Software is sold in a bundled arrangement with DCME hardware we refer to this sale as a Secure Communications solution. In sales of static trunking solutions, VoIP solutions or Secure Communications solutions, the software is considered more than incidental to the arrangement and essential to the functionality of the hardware.

Therefore, all revenue from these arrangements is recognized in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.

In accordance with both SAB 104 and SOP 97-2, we recognize revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is probable.

The primary estimates and assumptions in our revenue recognition polices are as follows:

•	Vendor-specific objective evidence, or VSOE, of fair value for IP services:
Beginning in the third quarter of 2006, we established VSOE of fair value for IP services (installation, training and consulting). We limit our assessment of VSOE of fair value to the price charged when the same element is sold separately. Accordingly, assuming all other revenue recognition criteria are met, revenue is recognized upon delivery of the hardware and software using the residual method. We expect that our estimates and assumptions used to determine the timing and amount of revenue recognized for IP services will be more consistent. We are not likely to materially change our pricing practices in the future.

•	VSOE for PCS based on renewal rates:
VSOE for PCS in IP solutions is based on the premise that the stated renewal rates in the contractual arrangements will be enforced when the customer renews their PCS after the initial term. Historically, 100% of the customers that have chosen to renew have renewed at the stated renewal rate. We have no reason to believe that our customers will not renew the PCS at the stated renewal rate.

•	Extended payment terms:
Our arrangement fees are generally due within one year or less from the later of the date of delivery or acceptance. Some arrangements may have payment terms extending beyond these customary terms. We have experienced collectibility issues on arrangements where payment terms have extended beyond one year. Therefore, on arrangements with these terms, the fees are considered not to be fixed or determinable. Our collection history supports that we recognize revenue based on the assumption that collection is probable when our fees are negotiated under our customary terms.

Allowance for doubtful accounts.  We maintain an allowance for doubtful accounts for estimated losses resulting from our customers’ failure to make required payments. Our judgment is required to determine whether an increase or reversal of the allowance is warranted. We will record an increase of the allowance if there is a deterioration in past due balances, if economic conditions are less favorable than we had anticipated, or for customer-specific circumstances, such as bankruptcy. We will record a reversal of the allowance if there is significant improvement in collection rates. Historically, our allowance has been adequate to cover our actual losses from uncollectible accounts.

Stock-based compensation.  Prior to January 1, 2006, we accounted for options granted to employees and directors using the intrinsic-value-based method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB Opinion No. 25, and Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, or FIN 44, and had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, or SFAS No. 148.

In accordance with APB Opinion No. 25, stock-based compensation expense, which is a non-cash charge, resulted from stock option grants at exercise prices that, for financial reporting purposes, were determined to be below the estimated fair value of the underlying common stock at date of grant. During the period January through September 2005, we granted options to employees to purchase a total of 2,363,593 shares of common stock at an exercise price of $0.50 per share. At the respective dates of grant, the fair value of the common stock was determined by the board of directors with input from management. Because there has been no public market for our common stock, the board of directors determined the fair value of the common stock by considering a number of objective and subjective factors, including our operating and financial performance, corporate milestones, the price at which we sold shares of convertible preferred stock, the superior rights and preferences of the convertible preferred stock and the risk and non-liquid nature of our common stock. We did not obtain contemporaneous valuations from an independent valuation specialist during this period. Instead, we relied on our board of directors to determine a reasonable estimate of the then-current value of our common stock.

In November 2005, in response to the adoption by the Internal Revenue Service of Internal Revenue Code Section 409A, we re-evaluated the estimated fair value of our common stock for financial reporting purposes for the year ended December 31, 2005. To assist us in re-evaluating the estimated fair value of our common stock, we engaged Valuation Research Corporation, or VRC, an independent valuation specialist, to perform retrospective valuations as of January 1, 2005 and April 15, 2005, and a contemporaneous valuation as of December 15, 2005.

VRC provided us with valuation reports dated March 17, 2006, which estimated the fair value of our common stock at $1.04 as of January 1, 2005, at $1.14 as of April 15, 2005, and $1.54 as of December 15, 2005. Based upon the reports from VRC we determined that the fair value of the common stock underlying options to purchase 2,363,593 shares of common stock granted during the period from January through September 2005 exceeded the option exercise price. The exercise prices on these options were modified and increased to the respective reassessed fair value at date of grant. In November 2005, the board of directors granted options to employees to purchase 611,150 shares of common stock at an exercise price of $1.62 per share based on a preliminary valuation provided by VRC. As the exercise price of those options exceeded the final valuation of $1.54 per share, we did not modify the options to reduce the exercise price.

Determining the fair value of our common stock requires making complex and subjective judgments. In estimating the fair value of our common stock as of January 1, April 15, and December 15, 2005, VRC employed a two-step approach that first estimated the fair value of the Company as a whole, and then allocated the enterprise value to our common stock. VRC’s approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

VRC utilized an income approach and two market approaches to estimate our enterprise value. The income approach consisted of the discounted cash flow method which involved applying appropriate discount rates to estimated future cash flows that are based on forecasts of revenue and costs. These cash flow estimates were consistent with the plans and estimates that management used to manage the business. There is inherent uncertainty in making these estimates. The risks associated with achieving the forecasts were assessed in selecting the appropriate discount rates which ranged from 22% to 26%. If different discount rates had been used, the valuations would have been different. The market approaches that VRC used were a comparable public company analysis and a comparable acquisition analysis. Based on the three approaches, VRC arrived at a high and low range for the total equity value of the Company and concluded on the average of the three as the estimated enterprise value.

VRC then utilized the option-pricing method to allocate the total equity value to the various securities that comprised our capital structure. Application of this method involved making estimates of the anticipated timing of a potential liquidity event such as a sale of the Company or an initial public offering, or IPO. The anticipated timing and likelihood of each scenario was based on the plans of our board of directors and management as of the respective valuation date. Under each scenario, the enterprise value of the Company was allocated to preferred and common shares using the option-pricing method under which values are assigned to each class of our preferred stock and the common stock is viewed as an option on the remaining equity value. The options were then valued using the Black-Scholes option-pricing model which required estimates of the volatility of our equity securities. Estimating volatility of the share price of a privately held company is complex because there is no readily available market price for the shares. The volatility of the stock was based on available information on volatility of stocks of public traded companies in the industry. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different. The option-pricing method resulted in an estimated fair value per share of our common stock that was reduced for lack of marketability by a discount of 40%, 40% and 26% in the January 2005, April 2005 and December 2005 valuations, respectively. The discounts for lack of marketability at each valuation date were determined by considering restricted stock and studies of pre-IPO company valuations.

Information on employee stock options granted during 2005 is summarized as follows:

			Reassessed
		Original	Fair Value
	Number of	Exercise	per Share /	Intrinsic
	Options	Price	Modified	Value
Period of Issuance	Granted	per Share	Exercise Price	per Share

Jan - Mar 2005	1,804,000	$0.50	$1.04	$0.54
Apr - Jun 2005	376,999	$0.50	$1.14	$0.64
Jul - Sep 2005	182,594	$0.50	$1.30	$0.80
Oct - Dec 2005	611,150	$1.62	$1.54	$—

As a result of the reassessed fair value of options granted during the nine months ended September 30, 2005, we recorded deferred stock-based compensation related to these options of $1,318,000 during the year ended December 31, 2005, which is being amortized over the vesting period of the applicable options on a straight-line basis. During 2006, we reversed $18,000 of deferred stock-based compensation due to employee terminations. During the years ended December 31, 2005, and 2006, we amortized $286,000 and $324,000, respectively, of deferred stock-based compensation, leaving $690,000 to be amortized in future periods. The total unamortized deferred stock-based compensation recorded for all outstanding option grants made through December 31, 2005 is expected to be amortized as follows: $324,000 in 2007, $324,000 in 2008, and $42,000 in 2009.

We account for stock options granted to non-employees on a fair-value basis in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. As a result, the amount of stock-based compensation expense recorded for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the estimated fair value of our common stock.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004). Share-Based Payment. or SFAS No. 123R, using the prospective transition method, which requires us to apply the provisions of SFAS No. 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the effective date. Under this transition method, total employee stock-based compensation expense recognized beginning January 1, 2006 is based on the following: (a) the grant-date fair value of stock option awards granted or modified after January 1, 2006; and (b) the balance of deferred stock-based compensation related to stock option awards granted prior to January 1, 2006, which was calculated using the intrinsic value method as previously permitted under APB Opinion No. 25. Prior to adoption of the fair value recognition provisions of SFAS No. 123R we used the minimum value method of measuring stock options for pro forma disclosure purposes under SFAS No. 123.

Under SFAS No. 123R, we estimated the fair value of stock options granted using the Black-Scholes option-pricing model. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The expected term represents the period that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of our stock-based awards. The computation of expected volatility for the year ended December 31, 2006 is based on the historical volatility of comparable companies from a representative peer group based on industry and market capitalization data. As required by SFAS No. 123R, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

In April and May 2006, we granted options to employees to purchase a total of 691,349 shares of common stock at an exercise price of $1.80 per share. At the respective dates of grant, the fair value of the common stock was determined by the board of directors with input from management. The board of directors determined the fair value of the common stock by considering a number of objective and subjective factors, including the December 2005 valuation of our common stock at $1.54. We did not obtain contemporaneous valuations from an independent valuation specialist during this period. Instead, we relied on our board of directors to determine a reasonable estimate of the then current value of our common stock.

In August 2006, we again engaged the independent valuation specialist to perform a valuation of our common stock. The valuation specialist estimated the fair value of our common stock at $6.18 per share as of August 15, 2006, using the same approaches and methods as described above on a consistent basis. The significant increase in valuation as of August 2006, as compared to the December 2005 valuation, was partially due to a reduced discount rate used to estimate future cash flows to 20%, a reduced discount for lack of marketability to 15%, and an increase in the weighted probability of an IPO as a potential liquidity event. The discount for lack of marketability at the valuation date was determined by considering restricted stock and pre-IPO studies and was further supported by use of the put option method under which the fair value of a restricted share of stock is estimated as the fair value of a similar unrestricted share less the fair value of an at-the-money put option on those shares. After reviewing the valuation report as of August 15, 2006, we decided to use the $6.18 per share valuation of the underlying common stock when estimating the fair value, and related compensation expense, associated with the options granted in April and May 2006. We considered a variety of factors in reaching our conclusion regarding the valuation increase of our common stock from December 2005 through April 2006. We recognized that during this period revisions had been made to our four year financial plan based on substantially better than expected performance to date, and an increase in our sales in excess of the expectations set in December 2005. We released the first version of a new product solution offering, which we expected to substantially increase the total available market to us. During the first quarter of 2006, we initiated preliminary discussions with investment bankers regarding a potential public offering and in May 2006, we selected an investment banking team to underwrite the initial public offering of our common stock. We determined that from April 2006 through August 2006, there were no material changes to the Company sufficient to justify a substantial difference in the April 2006 valuation as compared to the August 2006 valuation for financial reporting purposes. Therefore, we chose to retroactively apply the $6.18 August 2006 valuation to the April and May 2006 option grants for financial reporting purposes.

In October 2006, we granted options to employees to purchase a total of 427,650 shares of common stock at an exercise price of $6.18 per share, which represented the fair value of the common stock on the date of grant as determined by the board of directors with input from management and after reviewing the valuation report from August 2006. In preparing our 2006 financial statements, we reassessed the estimated fair value of the common stock as of October 11, 2006 to $8.50 per share for financial reporting purposes. In reassessing the estimated fair value of our common stock as of October 11, 2006, we applied three separate quantitative methodologies that we believe are consistent with the American Institute of Certified Public Accountant’s “Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Guide.

In particular we utilized our August 2006 independent valuation and updated portions of the model to reflect changes in the public markets, based on the market capitalizations of comparable public companies, and changes in the Company’s business and prospects between August 15, 2006 and October 11, 2006. Specifically, we reduced the discount for lack of marketability to 8% and considered only an IPO as a potential liquidity event. The second methodology we applied was to review the preliminary price estimate we had received from our underwriters in January 2007 and, after determining that 22% was a risk-appropriate probability weighted expected 6-month return, applied that 22% as a discount. Finally, we considered the independent valuation we had received in August as establishing the market value for our common stock as of August 15, 2006 and applied a 22% increase to that established market value. The 22% increase represented the change in the price to earnings multiples for comparable public companies that had occurred during the period from August 15 to October 11, 2006. After reviewing the results of each of the three methodologies described above we determined that a value of the common stock of $8.50 per share was appropriate and reasonable as of October 11, 2006.

On December 11, 2006, we granted options to employees to purchase a total of 26,500 shares of common stock at an exercise price of $6.18 per share which represented the fair value of the common stock on the date of grant as determined by the board of directors with input from management and after reviewing the valuation report from August 2006. In preparing our 2006 financial statements, we reassessed the estimated fair value of the common stock as of December 11, 2006 to $10.50 per share for financial reporting purposes. In reassessing the estimated fair value of our common stock as of December 11, 2006, we applied the same three methodologies we had applied for our October 2006 reassessment. Additionally, we considered that if an IPO would have become effective at the time of the first closing of our Series D convertible preferred stock issuance in the middle of December 2006, a conversion of one share of Series D convertible preferred stock into one share of common stock would have equated to an estimated fair value of the common stock of approximately $10.50 (or $6.54 divided by 62.5%).

Like the October 2006 valuation, in reassessing the fair value of our common stock as of December 11, 2006, we utilized our August 2006 independent valuation and updated portions of the model from that valuation to reflect changes in the public markets, based on the market capitalizations of comparable public companies, and changes in the Company’s business and prospects between August 15, 2006 and October 11, 2006. Specifically, we reduced the discount for lack of marketability to 8% and included only an IPO as the potential liquidity event. The second methodology we applied was to review the preliminary price estimate we had received from our underwriters in January 2007 and, after determining that 7% was a risk-appropriate probability weighted expected 4-month return, applied that 7% as a discount. Third, we considered the independent valuation we had received in August as establishing the market value for our common stock as of August 15, 2006 and applied a 58% increase to that established market value. The 58% represented change in the price to earnings multiples for comparable public companies that occurred during the period from August 15 to December 11, 2006. For these reasons, as well as Series D convertible preferred stock methodology described above, we reassessed the estimated fair value of the common stock in December to $10.50 per share for financial reporting purposes.

Information on employee stock options granted during the year ended December 31, 2006 is summarized as follows:

	Number of		Fair Value of
	Options	Exercise	Underlying	Intrinsic Value
Date of Grant	Granted	Price	Common Stock	per Option

April 25, 2006	191,850	$1.80	$6.18	$4.38
May 8, 2006	499,499	$1.80	$6.18	$4.38
October 11, 2006	427,650	$6.18	$8.50	$2.32
December 11, 2006	26,500	$6.18	$10.50	$4.32

The following weighted average assumptions were used to value options granted during the year ended December 31, 2006:

Year Ended
December 31,
2006

Expected life in years	6.31
Risk-free interest rate	4.90%
Volatility	78%
Dividend yield	—
Estimated fair value per share of underlying common stock	$7.15

The weighted average fair value per share of options granted to employees for the year ended December 31, 2006, was approximately $5.86.

For the year ended December 31, 2006, the total compensation cost related to stock-based awards granted under SFAS No. 123R to employees and directors was approximately $5,982,000. This cost will be amortized on a straight-line basis over a period of approximately four years. Amortization in the year ended December 31, 2006 was $633,000. During the year ended December 31, 2006, we also recognized compensation cost of $238,000 due to the accelerated vesting of certain options. As a result of adopting SFAS No. 123R on January 1, 2006, our loss from operations and net loss for the year ended December 31, 2006 are each $126,000 greater than if we had continued to account for stock-based compensation under APB Opinion No. 25. Net loss per share for the year ended December 31, 2006 would not have changed if we had not adopted SFAS No. 123R.

In accordance with SFAS No. 123R, unamortized compensation expense on stock option grants after January 1, 2006 is not included in deferred stock-based compensation. The balance in deferred stock-based compensation as of December 31, 2006 is $690,000 which is comprised of employee stock option grants prior to December 31, 2005, subject to vesting.

Accounting for income taxes.  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary in order to reduce deferred tax assets to the amounts expected to be recovered.

We believe sufficient uncertainty exists regarding our ability to realize our deferred tax assets and, accordingly, a valuation allowance has been established against the net deferred tax assets.

Results of operations

The following table sets forth each of our sources of revenues and costs of revenues for the specified periods as a percentage of our total revenues for those periods:

	For the Year Ended
	December 31,
	2004	2005	2006
Revenues:
IP Products	18%	32%	47%
DCME Products	70	55	39
Services	12	13	14

Total revenues	100%	100%	100%

Cost of revenues:
IP Products	8%	14%	21%
DCME Products	29	22	15
Services	6	7	10

Gross margin	57%	57%	54%

Years ended December 31, 2005 and 2006

Revenues.  Total revenues increased by $23.4 million, or 30.7%, from $76.2 million in 2005 to $99.6 million in 2006. The increase in revenues resulted from a $22.8 million growth in IP product revenues and an increase in services revenues of $3.7 million, offset by a $3.1 million decline in DCME product revenues.

IP product revenues increased by $22.8 million, or 93.3%, from $24.5 million in 2005 to $47.3 million in 2006. The increase in IP product revenues was attributable to the increase in the number of service providers deploying our products by twenty in 2006 as well as expansion sales to existing service providers. IP product revenues represented 32.1% of total revenues in 2005 and 47.5% of total revenues in 2006. We expect that IP product revenues as a percentage of total revenues will continue to increase in future periods.

DCME product revenues decreased by $3.1 million, or 7.5%, from $41.7 million in 2005 to $38.6 million in 2006. The decrease in DCME product revenues was the result of the expected decline in the size of the overall DCME market and we expect the decline to continue as customers migrate from traditional voice networks including DCME products to IP products. DCME product revenues represented 54.7% of total revenues in 2005 and 38.7% of total revenues in 2006.

Services revenues increased by $3.7 million, or 36.5%, from $10.1 million in 2005 to $13.8 million in 2006. The increase in services revenues resulted from an increase in IP services revenues for both professional services and support and maintenance from $4.1 million in 2005 to $7.9 million in 2006. DCME services revenues remained essentially unchanged at approximately $6.0 million in 2005 and 2006. Over time we would expect DCME services revenues to decrease as DCME product revenues decline. The increase in our IP services revenues correlates to the increase in our IP product revenues. We expect the trends in both our DCME services revenues and our IP service revenues to continue. Services revenues represented 13.2% of total revenues in 2005 and 13.8% of total revenues in 2006.

Cost of revenues.  Total cost of revenues increased by $12.8 million, or 38.7%, from $33.1 million in 2005 to $46.0 million in 2006. The increase in cost of revenues resulted from an increase in sales of IP products, plus an increase in services revenues costs, offset by lower cost of revenues related to the decrease in DCME product revenues. Total cost of revenues was 43.5% of total revenues in 2005 and 46.1% of total revenues in 2006.

Cost of IP product revenues increased by $9.9 million, or 91.6%, from $10.8 million in 2005 to $20.8 million in 2006 due to a 93.3% increase in IP product revenues.

Cost of DCME product revenues decreased by $1.9 million, or 11.2%, from $17.0 million in 2005 to $15.1 million in 2006 due to a proportionate decrease in DCME product revenues.

Cost of services revenues increased by $4.8 million, or 89.2%, from $5.4 million in 2005 to $10.1 million in 2006. The increase in cost of services revenues is due to an increase in labor and related expenses of $1.9 million as a result of an increase in customer support headcount to support new product implementations for our growing customer base, and to render support and maintenance and other professional services. In addition, overhead expenses for items such as facilities, equipment and depreciation, increased by $0.9 million, travel and related expenses increased by $0.9 million and cost of consultants and other third party services increased by $0.8 million.

Gross profit.  Gross profit increased by $10.6 million, or 24.6%, from $43.1 million in 2005 to $53.7 million in 2006. This increase was due to higher IP product revenues. IP product gross profit increased by $12.9 million, or 94.7%, from $13.6 million in 2005 to $26.5 million in 2006 which is proportionate with the 93.3% increase in IP product revenues. DCME product gross profit decreased by $1.2 million, or 4.9%, from $24.7 million in 2005 to $23.5 million in 2006 which is consistent with the 7.5% decrease in DCME product revenues. Services gross profit decreased by $1.1 million, or 23.2%, from $4.7 million in 2005 to $3.6 million in 2006.

Gross margin, which is gross profit as a percentage of revenue, was 56.5% in 2005 and 53.9% in 2006. The decrease in gross margin was primarily due to a decrease in services gross margin resulting from higher labor expenses, offset by an increase in IP product gross margins. IP product gross margin increased from 55.7% in 2005 to 56.1% in 2006. Overall IP product gross margin may fluctuate on a sequential quarter over quarter basis due to changes in the IP product mix and the timing of the recognition of revenue and the associated costs. DCME product gross margin increased from 59.3% in 2005 to 61.0% in 2006. We expect that DCME product gross margins will remain relatively consistent with the most recent year because we anticipate continuing to pay a fixed percentage of sales for manufacturing costs. Services gross margin decreased from 46.9% in 2005 to 26.4% in 2006 due to increased services costs resulting from an increase in customer implementation activity for which revenue has not yet been recognized.

Research and development expenses, net.  Research and development expenses, net of grants received from the OCS, increased by $6.0 million, or 22.7%, from $26.5 million in 2005 to $32.6 million in 2006. The increase in research and development expenses is due to an increase in headcount, consultants and related expense of $4.3 million due to staffing for our new access services solutions, or Class 5 services solutions, and the general need for IP product engineers to continue to develop our products. In addition, depreciation expense increased by $1.0 million and purchases of non-capitalized information technology equipment increased by $0.3 million. Grants received from the OCS, which are recorded as a reduction of research and development expenses, were $1.6 million in 2005 and $1.3 million in 2006.

Research and development expenses, net were 34.8% of total revenues in 2005 and 32.7% of total revenues in 2006. We expect research and development expenses to increase on an absolute basis, but decrease as a percentage of total revenues.

Sales and marketing expenses.  Sales and marketing expenses increased by $0.7 million, or 2.7%, from $25.8 million in 2005 to $26.5 million in 2006. The increase in sales and marketing expenses is due to an increase in labor and related expenses as a result of an increase in sales and marketing headcount and related activities offset by a decrease in fees paid to independent sales agents and improved direct sales force productivity.

Sales and marketing expenses were 33.8% of total revenues in 2005 and 26.6% of total revenues in 2006. We expect sales and marketing expenses to increase on an absolute basis as we add additional marketing staff and sales representatives, but decrease as a percentage of total revenues.

General and administrative expenses.  General and administrative expenses increased by $3.0 million, or 51.6%, from $5.8 million in 2005 to $8.8 million in 2006. The increase in general and administrative expenses is due to an increase of $1.7 million in fees for audit, legal, information technology support and other professional services and an increase in headcount and related expenses of $1.1 million. During 2006, we increased our headcount in general and administrative functions to enable us to meet our financial disclosure and other requirements in anticipation of becoming a public company. Further, we incurred substantial expenses related to our audits for 2003, 2004 and 2005. We expect expenses and costs associated with our general and administrative functions to continue to increase.

General and administrative expenses were 7.6% of total revenues in 2005 and 8.8% of total revenues in 2006.

Other income (expense), net.  Other income (expense), net consists primarily of interest income earned on cash and cash equivalents and foreign currency exchange gains offset by interest expense and bank charges. Other income (expense), net was $0.8 million in 2005 and $0.6 million in 2006. The decrease in other income (expense), net was a result of us obtaining loans in 2006 for which we incurred interest expenses of $0.9 million in 2006. The increase in interest expense was partially offset by a foreign currency exchange gain realized of $0.6 million in 2006.

Income taxes.  Income taxes were $35,000 in 2005 and $404,000 in 2006. The income tax provision for 2006 was attributable to our profitable foreign operations, primarily in Israel, for income generated on sales of products not covered under the Approved Enterprise status in Israel.

Net loss.  Net loss decreased $0.4 million, or 2.8%, from $14.3 million in 2005 to $13.9 million in 2006. The slight decrease in the net loss is mainly attributable to the increase in gross profit of $10.6 million offset by the increase in the expense associated with the increase in worldwide headcount and related expense for compensation and benefits.

Years ended December 31, 2004 and 2005

Revenues.  Total revenues increased by $7.1 million, or 10.3%, from $69.1 million in 2004 to $76.2 million in 2005. The increase in revenues was due to growth in IP product sales.

IP product revenues increased from $12.5 million in 2004 to $24.5 million in 2005 due to increased sales of IP products. The increase in revenue was attributable to the increase in the number of service providers deploying our IP products from 37 in 2004 to over 45 in 2005 as well as expansion sales to existing service providers. IP product revenues represented 18.1% of total revenues in 2004 and 32.1% of total revenues in 2005.

DCME product revenues decreased from $48.1 million in 2004 to $41.7 million in 2005. DCME product revenues represented 69.6% of total revenues in 2004 and 54.7% of total revenues in 2005.

Services revenues increased from $8.5 million in 2004 to $10.1 million in 2005. The increase in Services revenues resulted from an increase in IP services revenues from $2.2 million in 2004 to $4.1 million in 2005 offset by a decrease in DCME services revenues from $6.3 million in 2004 to $6.0 million in 2005. The increase in IP services revenue of $1.9 million was a result of increased maintenance and support for existing customers and installation services for new customers. The decrease in DCME service revenue of $0.3 million was a result of the reduction in DCME product sales. Services revenues represented 12.3% of total revenues in 2004 and 13.2% of total revenues in 2005.

Cost of revenues.  Total cost of revenues increased by $3.1 million, or 10.4%, from $30.0 million in 2004 to $33.1 million in 2005. The increase in cost of revenues resulted from growth in IP sales. Total cost of revenues was 43.5% of total revenues in 2004 and 43.5% of total revenues in 2005.

Cost of IP product revenues increased by $5.1 million, or 88.7%, from $5.7 million in 2004 to $10.8 million in 2005, due to the increase in IP product revenues discussed above.

Cost of DCME product revenues decreased by $3.1 million, or 15.6%, from $20.1 million in 2004 to $17.0 million in 2005 due to a decrease in DCME product sales and a decrease in the contractual royalty rate paid to ECI for the manufacture of our DCME family of products.

Cost of services revenues increased by $1.2 million, or 27.5%, from $4.2 million in 2004 to $5.4 million in 2005. The increase in cost of services revenues resulted from the increase in services revenues discussed above.

Gross profit.  Gross profit increased by $4.0 million, or 10.3%, from $39.1 million in 2004 to $43.1 million in 2005. The increase in gross profit was due to higher IP product revenues. IP product gross profit increased by $6.9 million, or 102.4%, from $6.7 million in 2004 to $13.6 million in 2005. DCME product gross profit decreased by $3.3 million, or 11.7%, from $28.0 million in 2004 to $24.7 million in 2005. Services gross profit increased by $0.4 million, or 9.6%, from $4.3 million in 2004 to $4.7 million in 2005.

Gross margin was 56.5% in 2004 and 56.5% in 2005. IP product gross margin increased from 54.0% in 2004 to 55.7% in 2005. DCME product gross margin increased from 58.2% in 2004 to 59.3% in 2005. Services gross margin decreased from 50.7% in 2004 to 46.9% in 2005 primarily due to increased services costs associated with customer implementation activity for which services revenue has not yet been recognized.

Research and development expenses, net.  Research and development expenses, net of grants received from the OCS, increased by $6.6 million, or 33.1%, from $19.9 million in 2004 to $26.5 million in 2005. The increase in research and development expenses was due to an increase in labor and related expense of $1.8 million as a result of an increase in headcount, a change in the mix of headcount to include a higher proportion of engineers in the United States, and additional bonuses of $1.1 million. In addition, fees for consultants used to supplement company labor increased by $2.9 million, primarily due to growth at our development center in India; depreciation expense increased by $0.3 million as a result of additional information technology assets purchased during 2005. In addition, grants received from the OCS, which are recorded as a reduction of research and development expenses, decreased by $0.3 million, from $1.9 million received in 2004 to $1.6 million received in 2005.

Research and development expenses, net were 28.8% of revenues in 2004 and 34.8% of revenues in 2005.

Sales and marketing expenses.  Sales and marketing expenses increased by $5.3 million, or 26.0%, from $20.5 million in 2004 to $25.8 million in 2005. The increase in sales and marketing expenses was due to an increase in headcount, consultants and related expense of $2.4 million, which includes $1.7 million in higher commissions paid to company sales personnel on higher sales. Additionally, commissions paid to independent sales agents increased by $1.7 million as a result of higher sales generated by such agents, expenditures on marketing programs increased by $0.7 million as we increased our participation in trade shows and industry events, and travel and entertainment expense increased by $0.6 million in support of higher sales. Overhead charges increased by $0.7 million mainly due to allocations associated with increased headcount.

Sales and marketing expenses were 29.6% of revenues in 2004 and 33.8% of revenues in 2005.

General and administrative expenses.  General and administrative expenses increased by $0.1 million, or 1.7%, from $5.7 million in 2004 to $5.8 million in 2005. Labor and related expenses increased by $0.4 million and travel and entertainment expense increased by $0.6 million. These increases were offset by a decrease in bad debt expenses of $1.2 million.

As a result of the reassessed fair value of options granted between January 2005 and September 2005, we recorded deferred stock-based compensation in the amount of $1.3 million, which is being amortized over the vesting period of the applicable options on a straight-line basis. During 2005, amortization of approximately $0.3 million was included in general and administrative expenses.

General and administrative expenses were 8.3% of revenues in 2004 and 7.6% of revenues in 2005.

Other income (expense), net.  Other income (expense), net consists primarily of interest income, offset by bank charges. Other income (expense), net was $1.2 million in 2004 and $0.8 million in 2004. The decrease in Other income (expense), net was attributable to an increase in bank charges and foreign currency exchange losses.

Income tax expense.  Income tax expense was $14,000 in 2004 and $35,000 in 2005. The provision for income taxes in 2004 related to minimum state taxes and in 2005 to minimum state taxes and foreign income taxes.

Net loss.  Net loss was $5.8 million in 2004 and $14.3 million in 2005. The increase in the net loss was mainly attributable to the increase in headcount and related expense for compensation and benefits.

Years ended December 31, 2003 and 2004

Revenues.  Total revenues increased by $9.6 million, or 16.1%, from $59.5 million in 2003 to $69.1 million in 2004. The increase in revenues resulted from growth in both DCME and IP sales.

IP product revenues increased from $8.2 million in 2003 to $12.5 million in 2004 due to increased sales of both ControlSwitch and I-Gate 4000 products. ControlSwitch revenues increased from $0.6 million in 2003 to $3.4 million in 2004, and I-Gate 4000 revenues increased from $7.6 million in 2003 to $9.1 million in 2004. The increase in revenue was attributable to the increase in the number of service providers deploying our IP products from 25 in 2003 to 37 in 2004 as well as expansion sales to existing service providers. IP product revenues represented 13.9% of total revenues in 2003 and 18.1% of total revenues in 2004.

DCME product revenues increased from $42.4 million in 2003 to $48.1 million in 2004 due to an increase in expansion sales to existing customers. DCME product revenues represented 71.3% of total revenues in 2003 and 69.6% of total revenues in 2004.

Services revenues decreased from $8.8 million in 2003 to $8.5 million in 2004. The decrease in services revenues resulted from a decrease in DCME services revenue from $7.7 million in 2003 to $6.3 million in 2004 offset by an increase in IP services revenues from $1.1 million in 2003 to $2.2 million in 2004. The decrease in DCME service revenue of $1.4 million was mainly due to certain of our customers not renewing their maintenance or renewing at reduced rates. The increase in IP services revenue of $1.1 million was a result of increased maintenance and support for existing customers and installation services for new customers. Services revenues represented 14.9% of total revenues in 2003 and 12.3% of total revenues in 2004.

Cost of revenues.  Total cost of revenues decreased by $0.4 million, or 1.3%, from $30.4 million in 2003 to $30.0 million in 2004. Total cost of revenues was 51.1% of total revenues in 2003 and 43.5% of total revenues in 2004.

Cost of IP product revenues decreased by $1.0 million, or 14.7%, from $6.7 million in 2003 to $5.7 million in 2004, primarily due to costs that were expensed in 2003 for which all of the related revenue was not recognized until later periods.

Cost of DCME product revenues increased by $0.4 million, or 2.0%, from $19.7 million in 2003 to $20.1 million in 2004. Although DCME product revenues increased by 13.4%, cost of DCME product revenues increased by a smaller percentage due to a decrease in the contractual royalty rate paid to ECI for the manufacture of our DCME family of products.

Cost of services revenues increased by $0.2 million, or 5.4%, from $4.0 million in 2003 to $4.2 million in 2004.

Gross profit.  Gross profit increased by $10.0 million, or 34.2%, from $29.1 million in 2003 to $39.1 million in 2004. IP product gross profit increased by $5.2 million, or 345.2%, from $1.5 million in 2003 to $6.7 million in 2004. DCME product gross profit increased by $5.3 million, or 23.3%, from $22.7 million in 2003 to $28.0 million in 2004. Services gross profit decreased by $0.5 million, or 11.2%, from $4.8 million in 2003 to $4.3 million in 2004. The increase in gross profit was due to both higher sales and higher gross margins.

Gross margin was 48.9% in 2003 and 56.5% in 2004. The increase in gross margin was attributable to increases in both DCME product and IP product gross margins. IP product gross margin increased from 18.3% in 2003 to 54.0% in 2004, mainly due to arrangements for which revenue recognition during 2003 was limited to amounts due and payable, or cash received, but for which all related inventory costs were expensed at the date of acceptance of the related products. This resulted in lower or negative product margins in 2003 and higher margins in 2004. DCME product gross margin increased as a result of the decrease in the contractual price paid to ECI for the manufacture of our DCME family of products referred to above. DCME product gross margin increased from 53.6% in 2003 to 58.2% in 2004. Services gross margin decreased from 55.0% in 2003 to 50.7% in 2004 which approximates the decreases in services revenues for the same period.

Research and development expenses, net.  Research and development expenses, net of grants received from the OCS, increased by $4.6 million, or 30.1%, from $15.3 million in 2003 to $19.9 million in 2004. The increase in research and development expenses was due to an increase in labor and related expense of $3.4 million as a result of an increase in research and development headcount, a change in the mix of headcount to include a higher proportion of engineers in the United States, a market-based salary adjustment program and additional bonuses of $0.5 million. Fees for consultants used to supplement company labor increased by $1.5 million. In addition, grants received from the OCS, which are recorded as a reduction of research and development expenses, decreased by $0.4 million from $2.3 million received in 2003 to $1.9 million received in 2004.

Research and development expenses, net were 25.7% of revenues in 2003 and 28.8% of revenues in 2004.

Sales and marketing expenses.  Sales and marketing expenses increased by $2.0 million, or 11.1%, from $18.4 million in 2003 to $20.4 million in 2004. The increase in sales and marketing expenses was due to an increase in labor and related expense of $1.4 million as a result of an increase in sales and marketing headcount, and higher commissions (on higher sales) and bonuses of $0.7 million. Additionally, commissions paid to independent sales agents increased by $0.7 million as a result of higher sales facilitated by such channels.

Sales and marketing expenses were 31.0% of revenues in 2003 and 29.6% of revenues in 2004.

General and administrative expenses.  General and administrative expenses were unchanged at $5.7 million in 2003 and $5.7 million in 2004. However, general and administrative expenses in 2003 included amortization of intangible assets of $0.6 million.

General and administrative expenses were 9.6% of revenues in 2003 and 8.3% of revenues in 2004.

Other income (expense), net.  Other income (expense), net consisted primarily of collection fees earned on collection of certain accounts receivable on behalf of ECI and interest income, offset by interest expense and bank charges. Other income (expense), net was $1.5 million in 2003 and $1.2 million in 2004. The decrease in Other income (expense), net was attributable to a $0.5 million decrease in collection fees earned from ECI as the remaining balance of the underlying accounts receivable decreased.

Income taxes.  We recorded a provision for income taxes of $38,000 in 2003 and $14,000 in 2004, respectively.

Net loss.  Net loss was $8.9 million in 2003 and $5.8 million in 2004. The reduction in the net loss between 2003 and 2004 was primarily due to an increase in gross profit partially offset by an increase in operating expenses.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly statements of operations data for each of the eight quarters in the period ended December 31, 2006. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our operating results may fluctuate due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Our results for these quarterly periods are not necessarily indicative of the results of operations for a full year or any future period. For example, although our Net Loss during the quarter ended December 31, 2006 was substantially lower than previous quarters, we expect that our Net Loss for the period ending March 31, 2007 will be significantly higher.

	Quarter Ended
	Mar. 31	June 30	Sep. 30	Dec. 31	Mar. 31	June 30	Sep. 30	Dec. 31
	2005	2005	2005	2005	2006	2006	2006	2006

Revenues:
IP Products	$4,296	$4,155	$8,704	$7,319	$8,934	$11,434	$11,537	$15,409
DCME Products	11,465	11,671	9,634	8,911	10,182	9,369	10,527	8,485
Services	2,386	2,526	2,569	2,608	2,536	2,238	4,072	4,923

Total revenues	18,147	18,352	20,907	18,838	21,652	23,041	26,136	28,817

Costs of Revenues:
IP Products	2,535	2,171	3,656	2,478	3,394	5,507	5,704	6,170
DCME Products	4,524	4,575	4,312	3,542	3,910	3,615	4,041	3,490
Services	1,065	1,314	1,451	1,523	1,889	2,681	2,716	2,844

Total cost of revenues	8,124	8,060	9,419	7,543	9,193	11,803	12,461	12,504

Gross profit	10,023	10,292	11,488	11,295	12,459	11,238	13,675	16,313

	Quarter Ended
	Mar. 31	June 30	Sep. 30	Dec. 31	Mar. 31	June 30	Sep. 30	Dec. 31
	2005	2005	2005	2005	2006	2006	2006	2006

Operating Expenses:
Research and development expenses, net of grants from the Office of the Chief Scientist in Israel(1)	5,901	6,301	6,943	7,382	7,925	8,370	8,607	7,653
Sales and marketing	5,610	6,758	5,722	7,708	6,054	7,113	6,059	7,271
General and administrative	1,296	1,351	1,351	1,804	2,000	2,126	2,439	2,228

Total operating expenses	12,807	14,410	14,016	16,894	15,979	17,609	17,105	17,152

Loss from operations	(2,784)	(4,118)	(2,528)	(5,599)	(3,520)	(6,371)	(3,430)	(839)
Other income (expense), net	112	229	162	250	65	169	224	189

Loss before income taxes	(2,672)	(3,889)	(2,366)	(5,349)	(3,455)	(6,202)	(3,206)	(650)
Income taxes	19	7	9	—	18	4	400	(18)

Net loss	$(2,691)	$(3,896)	$(2,375)	$(5,349)	$(3,473)	$(6,206)	$(3,606)	$(632)

Net loss allocable to common stockholders per share — basic and diluted	$(0.23)	$(0.33)	$(0.20)	$(0.42)	$(0.26)	$(0.46)	$(0.27)	$(0.05)

(1) Grants from the office of the Chief Scientist in Israel	$307	$306	$307	$633	$298	$297	$297	$389

Related Party Transactions:

The unaudited consolidated quarterly statements of operations shown above include the following related party transactions:

	Quarter Ended
	Mar. 31	June 30	Sep. 30	Dec. 31	Mar. 31	June 30	Sep. 30	Dec. 31
	2005	2005	2005	2005	2006	2006	2006	2006

Revenues:
IP Products, related party sales	$355	$917	$265	$320	$252	$57	$188	$480
DCME Products, related party sales	1,807	2,649	7,858	2,322	3,056	64	—	154
Costs of Revenues:
IP Products, costs arising from related party purchases	562	887	1,762	2,525	1,979	159	170	200
DCME Products, costs arising from related party purchases	3,902	3,944	3,800	3,865	3,303	3,730	3,849	3,088
Operating Expenses:
Research and development	154	142	51	1,154	1,285	1,364	1,138	738
Sales and marketing	1,172	889	855	923	1,365	1,061	549	967
General and administrative	118	108	61	289	168	172	118	77
Other income (expense)
Other income	—	112	—	116	—	118	—	122

Generally our revenues have increased sequentially in each of the quarters presented due to increases in the number of products sold to new and existing customers, ongoing development of indirect sales channels, and international expansion. However, we believe that in some future periods, including the quarter ending March 31, 2007, total revenues will likely be lower than prior periods as DCME revenues decrease while our IP revenues fluctuate.

In comparing the same quarter in 2005 to 2006, the increase in revenues was primarily due to the growth of our IP products revenues which was offset by a general decline in DCME products revenues. The substantial increase in IP products revenues in the third quarter of 2005 was attributable to the timing of revenue recognition for a few large deals. Our revenues have been and will continue to be impacted by the timing of our shipments and customer acceptance of our products and services.

Gross margin percentages have fluctuated from quarter to quarter due to the changes in the product mix of the revenue recognized.

In comparing the same quarter in 2005 to 2006, our operating expenses have increased as we continue to add personnel and related costs to accommodate our growing business on a quarterly basis.

Liquidity and Capital Resources

Through December 31, 2006, we have satisfied our liquidity needs primarily through private sales of our preferred stock, bank borrowing, sale of trade receivables and, to a lesser extent, grants received from the OCS. Since October 2001, we have received cash proceeds of approximately $51.5 million from private sales of our preferred stock. In March 2006, we secured a loan with Bank Leumi le-Israel B.M. in the amount of $15.0 million, and in December 2006, we secured a loan with Leader Ventures in the amount of $5.0 million. We repaid in full our loan with Bank Leumi le-Israel B.M. in December 2006. In addition, we sold trade receivables to Israeli financial institutions in the total amount of $3.5 million in fiscal 2005 and $15.3 million during the year ended December 31, 2006. At December 31, 2006, we had unrestricted cash and cash equivalents of $23.2 million, an increase of $2.8 million from December 31, 2005.

Operating Activities

Net cash used in our operating activities was $6.9 million in fiscal 2006, $2.6 million in fiscal 2005 and $5.2 million in fiscal 2004.

Net cash used in our operating activities in the year ended December 31, 2006 was primarily due to our net loss of $13.9 million, and increases in accounts receivable, inventories, and prepaid expenses and other current assets, in the aggregate amount of $11.1 million, which was offset by increases in accounts payable, accrued expenses and deferred revenue in the aggregate amount of $15.0 million, all related to sales growth and expanded operations. In addition, we sold trade receivables to Israeli financial institutions in the total amount of $15.3 million during the year ended December 31, 2006. Further, we incurred $3.4 million and $1.2 million of depreciation and stock-based compensation, respectively, which are non-cash expenses. Our working capital decreased from $10.1 million as of December 31, 2005, to $7.3 million as of December 31, 2006.

Net cash used by our operating activities in fiscal 2005 was primarily attributable to our net loss of $14.3 million, and an increase in accounts receivable and inventories of $7.9 million, which was offset by increases in accounts payable, accrued expenses and deferred revenue in the aggregate amount of $17.0 million. During 2005 we sold trade receivables in the total amount of $3.5 million. In addition, we incurred $2.0 million and $0.3 million of depreciation and stock-based compensation, respectively.

Net cash used by our operating activities in fiscal 2004 was primarily attributable to our net loss of $5.8 million and an increase in accounts receivable and inventories of $4.3 million, offset by increases in accrued expenses and deferred revenue in the aggregate amount of $5.6 million. In addition, we incurred $1.7 million and $1.2 million of depreciation and provision for doubtful accounts, respectively.

Investing Activities

Net cash used in our investing activities was $2.1 million in fiscal 2006, $5.6 million in fiscal 2005 and $3.6 million in fiscal 2004.

Investing activities in fiscal 2006 consisted primarily of purchases of property and equipment of $4.2 million, which was offset by decreases in our restricted cash and short term investments in the aggregate amount of $2.2 million.

Investing activities in fiscal 2005 consisted primarily of purchases of property and equipment of $4.2 million and increases in our restricted cash and short term investments in the aggregate amount of $1.4 million.

Investing activities in fiscal 2004 consisted primarily of purchases of property and equipment of $3.3 million.

Financing Activities

Net cash provided by our financing activities was $11.7 million in fiscal 2006, $0.3 million in fiscal 2005 and $0.1 million in fiscal 2004.

Net cash provided by our financing activities in fiscal 2006 primarily consisted of proceeds from the first closing of our Series D convertible preferred stock financing in the amount of $6.5 million and net borrowings in the amount of $4.6 million.

In December 2006, we issued and sold an aggregate of 996,596 shares of our Series D convertible preferred stock at a purchase price per share of $6.54, in a private financing to certain of our current stockholders or their affiliates.

In December 2006, we secured a loan with Leader Ventures in the amount of $5.0 million. The loan bears interest of 9.78% and is granted for a period of two years with the principal due in seventeen monthly installments commencing on July 1, 2007. In connection with the loan, we sold a warrant to purchase 50,000 shares of Series C convertible preferred stock at an exercise price of $1.716 per share to the lender for total cash proceeds of $223,000. On December 8, 2006, the warrant was exercised in full for total cash proceeds of approximately $86,000.

Net cash provided by our financing activities in fiscal 2005 consisted of proceeds from the issuance of common stock due to the exercise of stock options in the amount of $0.3 million.

Contractual Obligations and Commitments

As of December 31, 2006, the following summarizes our future contractual obligations for the periods presented (in thousands):

		Payment Due
		January 1, 2007 through	January 1, 2008 through	January 1, 2010 through
		December 31,	December 31,	December 31,
	Total	2007	2009	2011

Contractual Obligations:
Debt obligations	$5,541	$2,088	$3,453	$—
Operating lease obligations	6,259	2,108	2,782	1,369
Purchase commitments	3,323	3,323	—	—

Total	$15,123	$7,519	$6,235	$1,369

Working Capital and Capital Expenditure Needs

We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs over at least the next twelve months. In the event that our revenue plan does not meet our expectations, we may eliminate or curtail expenditures to mitigate the impact on our working capital. We anticipate increasing our capital expenditures for the acquisition of leasehold improvements or other capital equipment or products, technologies or companies. Our future capital requirements, however, will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, and the continuing market acceptance of our products and services. Moreover, to the extent that the net proceeds from this offering and existing cash and cash equivalents are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are not currently a party to any agreement or letter of intent with respect to potential investment in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Off-Balance Sheet Arrangements

At December 31, 2005, and 2006, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

In July, 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently analyzing the effects of FIN 48 on our consolidated financial position and our results from operations.

Quantitative and qualitative disclosures about market risk

Foreign Currency Risk

Nearly all of our revenue, costs and expenses, including subcontractor manufacturing expenses, are denominated in U.S. dollars. However, we do maintain sales and business operations in foreign countries, and part of our revenue is derived from customers in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses, including personnel, facilities and other expenses, of our foreign operations and sales to our customers. If the exchange rate between the U.S. dollar and the New Israeli Shekel would fluctuate by 10% our operating expenses would increase or decrease by approximately $1.4 million.

During 2006, we entered into forward exchange contracts with banks as counterparties to manage the risk of fluctuations in our results of operations and cash flows due to changes in exchange rates between the U.S. dollar and the New Israeli Shekel. We had no forward foreign currency contracts outstanding as of December 31, 2006.

Interest Rate Sensitivity

We had cash, cash equivalents and restricted cash totaling $23.7 million at December 31, 2006. These amounts were invested primarily in commercial paper and money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that a 10% change in interest rates would have a material impact on our financial position and results of operations. However, declines in interest rates and cash balances will reduce future investment income.

As of December 31, 2006, we had $5.0 million of debt outstanding. Our loan agreement provides for a stated fixed interest rate of 9.78%. We had no debt outstanding as of December 31, 2004 and 2005, respectively.

BUSINESS

Our Company

We are a leading global provider of Internet Protocol, or IP, softswitches, media gateways and digital compression products to established and emerging wireline, wireless and broadband service providers. Service providers use our products to transport, convert and manage voice traffic over legacy and IP networks, while enabling voice over IP, or VoIP, and other multimedia communications services.

Our IP products consist of our innovative ControlSwitch softswitch solution and I-Gate 4000 family of media gateway products. Our media gateways are used to convert traditional telephone voice traffic into IP, compress the data packets and transport this data on IP networks. Our softswitch solution manages and directs the IP traffic (such as a voice call) to its appropriate destination, whether it starts out as IP traffic or is traditional traffic that has been converted. The media gateway and ControlSwitch products work together, allowing service providers to unify and manage IP and traditional networks. This benefits service providers with mixed networks by enabling them to deliver value-added communications services, such as toll-free and pre-paid calling, to users across legacy circuit-switched and IP networks, while enabling a smooth, incremental transition to all IP networks.

Intense competition in the telecommunications industry has driven service providers to seek ways to lower costs, deploy more efficient networks, offer new value-added services and enhance their competitive position. Many service providers are combining separate voice and data networks onto one converged network using IP technologies to offer VoIP and other new multimedia communications services. The VoIP market is growing rapidly and Gartner predicts that the worldwide VoIP number of residential and business lines will grow from 22.1 million in 2005 to 218.1 million in 2010, representing a compound annual growth rate of 58%.

Our products allow our customers to continue to realize their investment in wireless and wireline legacy networks while simultaneously offering IP applications and services in a more cost-effective manner without compromising service quality. Our portfolio of products enables service providers to deploy flexible networks that can adapt to changing end user demands, regulatory conditions and competitive industry dynamics. As service providers continue to migrate to IP networks, our market leading product portfolio has positioned us to capture a growing portion of the next generation communication infrastructure market, in particular the softswitch and media gateway markets. Our products also address emerging opportunities by enabling new entrants to the service provider market or existing service providers entering new markets to implement flexible and cost-effective networks.

Our portfolio of products offers an all IP softswitch solution that is interoperable with legacy networks as well as established and emerging IP networks. The scalable and distributed architecture of our ControlSwitch enables our customers to design their network in a flexible manner, remotely manage the network from a single point of control and quickly offer differentiated services. Our media gateway products deliver industry-leading voice quality and compression capabilities and are designed to be deployed in service provider networks ranging in size from a few dozen ports to thousands of ports. Our ControlSwitch is an easily scalable and modular software solution running on industry-standard computing platforms. Multiple software modules can be placed on a single server for smaller networks, or modules can be placed on multiple or higher-capacity servers for more demanding applications or for larger networks. Because the ControlSwitch incorporates multiple industry-standard protocols, it interoperates with other network hardware, including application servers, databases, access terminals and devices from multiple vendors and preserves flexibility for service providers as they maintain existing and roll out new network elements. As new standards emerge, our ControlSwitch is software upgradeable which protects service providers against expensive hardware infrastructure replacements. Our digital compression products have been used for over 20 years by leading service providers to compress voice traffic to optimize network bandwidth while maintaining high voice quality.

Our business initially was focused on the sale of digital circuit multiplication equipment, or DCME, products to service providers for use in their legacy networks. DCME optimizes the transmission of voice across existing transmission links through the use of specific voice compression and voice quality enhancement algorithms that enable operators to increase the effective capacity of their transmission links. The latest generation of Veraz DCME equipment can provide as much as 20:1 compression with only a marginal degradation in total voice quality. We continue to sell DCME products compatible with both legacy and next generation networks, and DCME sales comprise a significant portion of our present business. We have increasingly focused our efforts on our IP products, and we have experienced rapid growth in our IP product revenues. By leveraging our large installed base of DCME customers, we believe we are well positioned to be the provider of IP network solutions to our existing customers as they migrate to IP networks.

Our customers include over 400 service providers that have deployed our DCME products in over 90 countries and over 55 service providers that have deployed our IP products. A representative sample of customers include Belgacom International Carrier Services, Cable & Wireless (Panama and Jamaica), Equant, Meditelecom, Moessel (Jamaica) Limited (Digicel), Multiregional Transit-Telecom (MTT), Primus Telecommunications, Telekom SA, Vimplecom and Vodacom SA. We sell our products worldwide through a direct sales force, distributors and resellers.

Industry Overview

Historically, telecommunications companies globally have been either government-owned or heavily regulated with the primary objective of providing voice services. This trend limited the innovation of telecommunications technology and service offerings. In addition, providers of different types of services, such as telephony, cable television, wireless and Internet services generally did not compete across each others’ markets, either due to prevailing regulatory restrictions or lack of technical capabilities. Instead, these service providers developed single purpose networks suitable for the type of service they provided using then-prevailing technology.

More recently, the global telecommunications industry has experienced dramatic changes, and it continues to be driven by several trends, including:

•	Significant deregulation in the telecommunications market worldwide has encouraged new entrants to the service provider market, such as Internet service providers and Internet portals, and has led to additional bundled service offerings;

•	Intensified competition in the telecommunication services market as emergence of new technologies such as IP Multimedia Subsystem (IMS) has allowed existing and new wireline and wireless providers of voice, video, and data services to increasingly compete across each other’s service and geographic markets driving down prices; and

•	The introduction and adoption of broadband Internet services have forced incumbent service providers to build data-centric IP networks which run in parallel to their legacy circuit-switched voice networks.

•	Increased subscriber demand for advanced voice, video and data telecommunications services, including VoIP; and

To meet the challenge of these evolving industry dynamics, many industry analysts believe that service providers will make substantial capital investments in deploying IP network communications equipment that allows switching and transport of voice traffic and services delivery over IP networks giving, service providers the opportunity to converge voice and data traffic onto a single IP network. In May 2006, IDC, an independent research firm, predicted that the market for media gateways and softswitches will grow from $1.8 billion in 2005 to $7.6 billion in 2010, representing a compound annual growth rate of 33%.

Equipment Vendor Challenges

The transition from legacy circuit-switched networks to IP networks poses new challenges to many telecommunications equipment vendors. Many service providers are focusing on moving voice and data traffic onto a single IP network to reduce expenses associated with building and managing multiple networks. Faced with increasing competition and declining voice margins, these service providers often are looking to equipment vendors to provide them with product solutions that help reduce costs and optimize network utilization.

Service providers are under pressure to rapidly deliver new and expanded service offerings, increase revenue and maximize average revenue per user. Equipment vendors are faced with the challenge of moving quickly enough to provide solutions that meet the demands of service providers for flexibility in delivering new services, while maintaining or increasing service quality.

Declining service prices and margins are forcing service providers to explore the most efficient and cost-effective migration paths to IP networks, while complying with current and emerging industry standards, such as IMS. At the same time, service providers need interoperable solutions that allow legacy and next generation equipment and applications to co-exist, maximizing returns on their existing infrastructure investments. Hence, equipment vendors need to offer products that are scalable to next generation standards and architectures, offer flexibility in network design and management, and are interoperable with legacy and next generation equipment, protocols and services.

Our Solution and Customer Benefits

We have developed innovative and proven IP product solutions that incorporate leading technologies and enable service providers to accomplish several objectives, including:

•	Seamless Migration of Legacy Networks to IP: Our products give service providers the control and flexibility to incrementally migrate different parts of their legacy networks to IP networks.

•	Cost Reduction: Our products enable service providers to reduce the expense of building and managing multiple networks by moving different traffic streams to a single IP network.

•	Rapid Introduction of New Services: Our products offer service providers the flexibility to create, customize and rapidly deploy VoIP, IP video, unified communications and other multimedia services.

•	Revenue Growth and Margin Improvement: Our products are designed to enable service providers to increase revenue and improve margins by expanding their services to new geographies and tailoring services, pricing and quality levels to meet end customers’ specific communications needs.

•	Compatibility of Existing Investment with Emerging Standards: Our products allow service providers to continue to maximize returns from existing network infrastructure while ensuring compatibility with emerging standards such as IP multimedia system, or IMS, that enable wireless and wireline network convergence.

Our Competitive Strengths

We have established ourselves as a leading provider of innovative next generation IP network solutions. We believe our core competitive strengths are:

•	Programmable Softswitch Platform: Our ControlSwitch incorporates graphical and programmable interfaces that enable a service provider to easily and rapidly create new services, including multimedia services, or change existing services by configuring and programming our ControlSwitch. Our ControlSwitch also allows service providers to quickly deploy country-specific signaling standards and extend their networks and service offerings to new geographies. In addition, service providers can use the programmable interface in our ControlSwitch to implement and continually adapt routing plans and policies to efficiently manage their network traffic, reduce operating costs and improve margins.

•	Distributed Architecture Enables Flexible Network Design: Our ControlSwitch solution is based on a distributed architecture that enables multiple switch elements and media gateways to be placed in different locations, offering flexibility in network design and rapid service extension to new geographies. This allows service providers to easily deploy networks in new regions ranging from a single site to a concurrent global deployment. Our solution also enables service providers to centrally manage their geographically dispersed network elements which reduces network management costs.

•	Leading Voice Compression Technology: Our digital compression products have been used for over 20 years by leading service providers to compress voice traffic and optimize network bandwidth. This experience has helped us to deliver industry leading compression capabilities on our media gateways while maintaining high voice quality due to various sophisticated digital signal processing, or DSP, algorithms including echo cancellation and packet loss concealment.

•	Interoperable Solution with Multi-Protocol Connectivity: Our softswitch solution supports most commonly used legacy and next generation communication protocols and standard network interfaces. This offers the capability to interconnect legacy local, long distance, international long distance, wireless and emerging IP networks. It also allows legacy and new voice and data services to co-exist on the same platform, which enables service providers to continue using existing network infrastructure while protecting their existing investments and facilitating their migration to next generation networks. Our ControlSwitch provides interfaces to non-proprietary media devices and application servers which enable our customers to choose best-of-breed solutions from a wide range of vendors to customize their network design and service offerings.

•	IMS Architecture: Industry groups, service providers and vendors have promoted the adoption of IMS architecture as a logical future network roadmap towards fixed and mobile network convergence. Our softswitch architecture is an extensible solution fully mapped to IMS architectures. IMS architectures define physically and logically discrete functions in next generation telecommunications networks. Networks built using IMS principles allow service providers to more easily introduce services to customers across their disparate wireline and wireless networks and more easily manage their networks.

The elements of our ControlSwitch map to the functions as defined by IMS architectures. Additionally, as IMS architectures mature, our platform can incorporate new IMS functions as they become defined. Because of its design and extensibility, our distributed softswitch solution can form a fundamental part of a service provider’s IMS architecture as they seek to deploy IMS solutions. This allows our softswitch to interconnect wireline and wireless networks and to deliver voice, data and other multimedia services to subscribers over most networks.

•	Global and Diversified Installed Customer Base: We have established a diverse global customer base of leading wireless and wireline service providers, which we believe gives us a distinct competitive advantage in the industry. Our market leadership in digital compression multiplexing equipment, or DCME, technology has helped us develop strong relationships with established and emerging telecom service providers globally. Our experience in providing network solutions to a diverse customer base allows us to develop solutions that address our customers’ existing and emerging business needs. We also have a strong presence in emerging markets including Brazil, India, Indonesia, Pakistan, Russia and Vietnam, where growing traffic is increasing demand for our softswitch network solutions.

•	Highly Leverageable Business Model: We have a highly leverageable business model that allows us to control costs while our business grows and expands. Our expertise in developing IP networking equipment coupled with our unique software architecture gives us the ability to rapidly add features and functionality to our products with little incremental cost. We believe our manufacturing and development operations in Israel also provide us with a lower cost of production.

Our Strategy

We intend to be the leading global provider of IP-based network solutions. Principal elements of our strategy include:

•	Deepen Our Existing Customer Relationships: We are leveraging our installed base of global customers developed through our DCME leadership to sell more products at every stage of the evolution of our customers’ networks. As a result of our installed base of DCME customers and our existing relationships, we believe we are well positioned to capture a substantial share of the softswitch market as our existing customers migrate from DCME to media gateway to softswitch solutions, or directly from DCME to softswitch solutions. For example, we have secured multiple customer wins for our softswitch and media gateway products from our existing DCME customers including Belgacom and Meditelecom, among others.

•	Expand Our Customer Base and Addressable Markets: We intend to build on our early success to penetrate new customer segments in both wireless and wireline. In the wireless service provider market, we believe that growth in the number of subscribers and fixed-mobile convergence-related services will drive growth in demand for our products. The extensibility of our platform allows us to customize our products to penetrate new markets, such as secure government communications. In the wireline service provider market, we believe a significant market opportunity exists for us to win more customers as service providers introduce voice over broadband services.

•	Continue to Enhance Our Technology Leadership: We continue to add features and functionality to our solution to address emerging customer needs and industry standards. In particular, we are adding new interfaces to maintain compliance with emerging IMS specifications, allowing easier deployment and interoperability with other network elements. In an effort to expand our product portfolio, we may pursue selected acquisitions of complementary companies, products or technologies.

•	Expand Our Global Sales, Marketing, Support and Distribution Capabilities: We will continue to expand our sales, marketing, support and distribution capabilities into new markets. In addition, we plan to augment our global sales effort by increasing the number of our international sales partners. We are also making a significant investment in our own professional services and customer support organization to better support our growing global customer base.

•	Grow Our Base of Software Applications and Development Partners: We have established a broad range of partners to provide our customers with a variety of advanced services and application options. These partnerships allow us to deliver bundled products that enable new IP-based services, billing, provisioning, and advanced network management. We will continue to seek new partnerships with companies providing complementary products or services for IP networks. This will provide us with additional revenue opportunities, enable us to bring greater value to our customers and extend our leadership position over potential competitors. In addition, we will maintain our Veraz Open Service Alliance, or VOSA, which allows a broad range of alliance members to develop applications for our platform.

Our Products and Services

Our product portfolio consists of the ControlSwitch family of softswitch modules, the I-Gate 4000 family of media gateways, the DTX-600 DCME product for voice compression over legacy networks and Secure Communications Software enhancement to our DCME and I-Gate families of products. The combination of our media gateways and ControlSwitch forms a comprehensive solution that is capable of converging various wireline, wireless and IP networks. The media gateway is physically connected to both circuit and packet networks and serves as a bridge between the voice traffic carried over PSTN and packet-based IP network. The softswitch controls the media gateway and provides call control, call policy routing and other management functionality such as billing.

Our solution offers comparable functionality, reliability and equal or superior voice quality as that offered by legacy voice switches over both legacy and IP networks, and has additional capabilities such as flexibility in network design and management, compact size, open and multi-vendor architectures and programmability for new services.

ControlSwitch

Our ControlSwitch is a highly scalable and fully distributed software solution that provides control and management of calls in wireline and wireless networks. ControlSwitch software runs on off-the-shelf computing platforms and performs the following broad functions:

•	Call Control function instructs media gateways to originate and terminate calls over PSTN and IP networks.

•	Call Policy functions enables service providers to define and implement static and dynamic call policies including least cost, time of day and quality of service routing.

•	Element Management System is a centralized management tool that includes reporting, billing and troubleshooting for our softswitch solution.

I-Gate 4000 Media Gateways

Our I-Gate 4000 PRO and I-Gate 4000 EDGE media gateways are hardware devices that transport and convert the voice traffic between PSTN and IP networks. Media gateways are usually categorized by voice channel capacity. Typically, media gateways supporting less than 1,000 simultaneous voice channels, such as our I-Gate 4000 EDGE are considered low density while media gateways supporting greater than 10,000 simultaneous voice channels, such as our I-Gate 4000 PRO, are considered high density.

•	The high density I-Gate 4000 PRO is designed for medium and large-scale Central Office or co-location points of presence deployments used by service providers. Our I-Gate 4000 PRO uses hardware redundancy to protect against hardware module failures and ensure network performance and availability. Our I-Gate 4000 PRO supports up to 12,960 redundant compressed voice channels on a single hardware terminal.

•	The I-Gate 4000 EDGE, with up to 480 redundant compressed voice channels, is designed for low-density applications to extend the reach of service providers’ networks to low density markets and enterprises.

Both products support various PSTN interfaces including T1, E1 and IP interfaces including Fast Ethernet. In addition, I-Gate 4000 PRO also supports PSTN interfaces including DS3, STM-1, OC-3 and IP interfaces including Gigabit Ethernet.

DTX-600

Our DTX-600 DCME product can simultaneously compress voice, fax, data and signaling traffic between any two legacy networks. By compressing traffic, our DTX-600 is designed to serve as a bandwidth optimization platform. Our DTX-600 DCME product compresses voice, fax, data, and signaling traffic between any two legacy network transmission or network switch points. DCME terminals can be used in conjunction with international long distance switches, national long distance switches, mobile switching centers and satellite communications stations from various physical points of presence, or POPs, on a service provider’s network. Our DCME products enable diverse network applications such as the transmission of multiple signaling, voice, data and fax traffic types with or without echo cancellation.

Secure Communications Software

We also provide Secure Communications Software as an enhancement to the core technology of our DTX-600 and I-Gate 4000 EDGE. Secure Communications Software adds specific security protocols to enable transport and compression of secure voice, fax and other communications over satellite and other communication technologies used in security applications.

Global Customer Services

We provide comprehensive network support solutions consistent with the needs and requirements of our customers in all geographic markets. Our global services organization offers around the clock support services, a range of professional services, and training courses to help our customers design, install, deploy and maintain their networks.

Solutions Offered by Our Products

IP Static Trunking

Service providers can use our I-Gate 4000 family of media gateways for transporting both voice and data traffic in compressed or uncompressed formats between predetermined endpoints over an IP network, substantially reducing their network bandwidth costs. This application is used by wireline and wireless service providers and enterprise customers. IP Static Trunking is the process of transporting traffic over an IP network between two predetermined and distinct end points connected with media gateways, and due to the direct nature of the transmission, does not require a softswitch. In contrast, IP switching requires a softswitch to transport and switch voice packets between points on an IP network on a per-session basis.

Softswitch-based National and International Services also known as Class 4 Services

Service providers use our ControlSwitch and I-Gate 4000 family of media gateways to deliver softswitch-based services globally over an IP network. Our products are also used by service providers to bridge legacy and IP networks and also peer between their newly emerging multi-protocol voice over IP networks. This application is used by wireline and wireless service providers irrespective of whether they sell their services in a wholesale or retail model. Our ControlSwitch can also be used by service providers for switching IP-voice traffic in an all IP network.

Access Services also known as Class 5 Services

Our ControlSwitch can also be used to offer broadband voice over IP residential services. These services require interoperation with various industry standard access technologies such as broadband local loop, integrated access devices, IP phones and software-based IP phones running on personal computers or mobile devices.

Other Solutions

Additionally, Veraz and partner products enable service providers to provide innovative applications such as IP-based central exchange, or IP Centrex, pre-paid voice and data services, Unified Messaging, virtual private network, or VPN, and contact center services.

Our Technology

Our Media Gateway products support a wide range of interfaces and allow service providers to interconnect to virtually any external circuit or IP node.

We have developed in-house digital signal processing, or DSP, algorithms in the telephony compression market that enable our media gateways to optimize bandwidth usage and voice quality. Our in-house DSP and IP network algorithms and technologies include:

•	voice compression codecs;

•	echo cancellation;

•	comfort noise generation;

•	voice activity detection;

•	fax/modem handling algorithms and compression codec;

•	smart packet loss concealment;

•	adaptive jitter buffer;

•	signal classification;

•	low system delay; and

•	robust signaling transmission.

Our IMS-compatible ControlSwitch software architecture is a distributed, scalable, high availability platform with open interfaces to media devices, application servers and back-office systems from multiple vendors. Our architecture is highly programmable and facilitates a high degree of customization to enable service providers to deliver differentiated service offerings. Key components of our architecture include:

•	Signaling and control modules that provide protocol mediation enabling the ControlSwitch to interface with global legacy signaling variants as well as IP protocols;

•	Service Logic Execution Environment offers a fully-distributed and dynamic service delivery mechanism allowing new services to be created separately using standard XML programming and integrated into the ControlSwitch. This enables service providers to rapidly create and modify services to meet their business needs;

•	Policy Engine utilizes a high performance distributed decision tree design and enables service providers to create, modify and customize various policies, including least cost, time of day and quality of service routing, which can be implemented though a web-based graphical user interface or through programmatic application interfaces;

•	Element Management System offers a single point of control for all softswitch solution elements, including FCAPS (fault, configuration, accounting, performance and security) management, device management, service management, subscriber management and subscriber web portal; and

•	Open interfaces, management and interoperability with various third party products, including session border controllers, application servers, media servers, access gateways and customer premise equipment, such as IP phones, soft clients and integrated access devices.

Our customers are able to utilize a high degree of control and flexibility to implement, customize and support distributed VoIP networks due to our in-house developed technologies and centralized management systems that can manage all Veraz provided resources as well as third party systems.

Customers

We sell our products worldwide to emerging and incumbent wireline and wireless service providers. Some of our customers sell services directly to residential and enterprise customers while others sell services to other service providers. As of December 31, 2006, we had over 400 DCME customers in over 90 countries and over 55 customers who had deployed our IP products. Sales to our largest reseller, Classica, and our largest end user, Belgacom, each accounted for approximately 12% of our revenues for the year ended December 31, 2006. Belgacom has been a customer of the Company since inception and Classica has been a reseller of the Company since 2005.

The six largest service providers that have deployed our products, in terms of revenue during the year ended December 31, 2006, for each of our two primary product lines are listed alphabetically below.

DCME	IP

Belgacom International Carrier Services	Belgacom International Carrier Services
Meditelecom	Cable & Wireless (Panama and Jamaica)
Multiregional Transit-Telecom (MTT)	Equant
Mutual Telecommunications Services (MTS)	Hutchison
Rostelecom	Moessel (Jamaica) Limited (Digicel)
Vodacom	Vimplecom

We sell our products primarily through a direct sales force and also through resellers, including ECI. Our direct sales organization is divided into four regions including: North America; Caribbean and Latin America, or CALA; Europe, Middle East, and Africa; and Asia Pacific and India. We supplement our direct sales force with partners, including distributors, systems integrators and resellers. We have disclosed our revenue by geographic region in Note 15 in our consolidated financial statements included elsewhere in this prospectus.

Historically, ECI was one of our primary reseller channels representing Veraz Networks in a number of regions worldwide. During the past year, however, we have brought in-house many of the resources and services previously provided primarily by ECI and terminated our relationship with ECI as the primary sales partner in the United Kingdom, Germany and France. ECI continues to be a significant sales partner in Russia. We have brought the resources in-house to have better control over our sales channel. Additionally, we expect long term savings as expenses associated with direct salary and commissions to in-house personnel are lower than commission payments to ECI and reimbursement to ECI for costs associated with dedicated personnel. Most of the transitions have only taken place within the last year and therefore, we have realized little margin improvement as a result of these changes.

As of December 31, 2006, our sales, marketing and professional services organization included 143 employees and full time consultants.

Research and Development

Our research and development organization is responsible for the design, development, testing and certification of our products. As of December 31, 2006, we had 285 employees and full time consultants in research and development with virtually all of them dedicated to IP product development. Our engineers are responsible for new product development efforts while continuing to enhance existing product lines, and, in addition, provide critical support to our customers’ needs and requirements. We spent, net of grants received from the OCS, $19.9 million on research and development activities in fiscal 2004, $26.5 million in fiscal 2005 and $32.6 million in fiscal 2006.

Competition

The market for carrier packet voice infrastructure solutions is intensely competitive, subject to rapidly changing technology and is significantly affected by new product introductions and the market activities of other industry participants. We expect competition to persist and intensify in the future. This market has historically been dominated by established telephony equipment providers, such as Alcatel, Ericsson, Lucent Technologies, Nortel Networks and Siemens Industries, all of which are our direct competitors. We also face competition from other telecommunications and networking companies, including Cisco Systems, Sonus Networks, Tekelec and Huawei, some of which have entered our market by acquiring companies that design competing products. In addition, these competitors have broader product portfolios and more extensive customer bases than we do. Some of our competitors also have significantly greater financial resources than we do and are able to devote greater resources to the development, promotion, sale and support of their products. Other smaller and mostly privately-held companies are also focusing on our target markets.

To compete effectively, we must continue to:

•	provide extremely high network reliability and voice quality;

•	provide products that scale easily and efficiently;

•	support interoperability with various network designs and other vendors’ equipment;

•	provide effective network management capabilities;

•	provide comprehensive customer support and professional services that enable our customers to rapidly deploy our products;

•	provide a cost-effective and space-efficient solution; and

•	provide the ability to migrate selective applications that reside on legacy voice switches.

Manufacturing

We outsource the manufacturing of our hardware products. Our I-Gate 4000 media gateways are manufactured for us by Flextronics. We buy our DCME products from ECI who subcontracts the manufacturing to Flextronics. Flextronics fulfills our manufacturing requirements in Migdal-Haemek, Israel and for our I-Gate products, in France and has other locations across the world at which our requirements may be fulfilled. Once products are manufactured, they are warehoused in Migdal-Haemek, Israel. Certain of our products are subsequently sent to our headquarters in San Jose, California or our facility in Fort Lauderdale, Florida where we perform final assembly and quality-control testing to ensure reliability. We believe that outsourcing our manufacturing enables us to conserve working capital, better adjust manufacturing volumes to meet changes in demand and more quickly deliver products.

We purchase component parts from outside vendors. Although there are multiple sources for most of these component parts, some components are purchased from a single source provider. We regularly monitor the supply of component parts and the availability of alternative sources. We do not have long-term supply contracts with any of our component suppliers.

Intellectual Property

Our business is dependent on the development, maintenance and protection of our intellectual property. We rely on the full spectrum of intellectual property rights afforded by patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to our technology and other intellectual property.

We believe that our technological position depends primarily on the experience, technical competence and creative ability of our engineering and technology staff. We review our technological developments with our technology staff and business units to identify the features of our core technology that provide us with a technological or commercial advantage, and we file patent applications as necessary to protect these features in the United States and internationally in select countries. Our company policies require our employees to assign their intellectual property rights to us and to treat all technology as our confidential information. We have over eight patents in the United States and continue to prosecute patent applications pending in selected countries.

In addition to developing technology, we evaluate the acquisition of intellectual property from others in order to identify technology that provides us with a technological or commercial advantage. We have licensed elements of our technology from third parties, such as all intellectual property associated with our DCME product which we have licensed from ECI and various operating systems and protocol stacks which we have licensed from other third parties. None of our third party licenses are subject to termination provisions that will prevent us from continuing our operations.

We are the owner of numerous trademarks and service marks and have applied for registration of our trademarks and service marks in the United States and abroad to establish and protect our brand names as part of our intellectual property strategy, including the registered mark Veraz.

We endeavor to protect our internally developed systems and maintain our trademarks and service marks. Typically, we enter into confidentiality or license agreements with our employees, consultants, customers and vendors in an effort to control access to and distribution of our technology, software, documentation and other information.

Employees

At December 31, 2006, we had 476 employees and full time consultants, including 143 employees and full time consultants in sales and marketing, 285 employees and full time consultants in research and development and engineering and 48 employees and full time consultants in general and administrative functions. None of our employees are represented by labor unions.

We are subject to labor laws and regulations in Israel and in other countries where our employees are located. Although our Israeli employees are not parties to any collective bargaining agreement, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the General Federation of Labor in Israel and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association, that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment.

We contribute funds on behalf of our employees to an individual insurance policy known as Managers’ Insurance. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute 14.03% of the employee’s base salary. Employees who are not insured in this way are entitled to a pension fund to which the employee contributes an amount ranging from 5.5% to 6.5% of such employee’s base salary, and we contribute an amount ranging from 14.33% to 15.33% of the employee’s base salary. We also provide our employees with an Education Fund, to which each participating employee contributes an amount equal to 2% of the employee’s base salary, and we contribute an amount of up to 6% of the employee’s base salary. We also provide our employees with additional health insurance coverage for instances of severe illnesses.

Like all Israeli employers we are required to provide salary increases as partial compensation for increases in the Israeli consumer price index. The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers’ Association and the General Federation of Labor in Israel. Employees and employers also are required to pay predetermined sums, which include a contribution to provide a range of social security benefits.

We have never experienced a work stoppage and believe our relations with our employees are good.

Facilities

We lease a 24,747 square-foot facility for our corporate headquarters in San Jose, California. We also lease sales office facilities in each of Dallas, Texas; Herndon, Virginia; the United Kingdom and Singapore. In addition, we lease approximately 46,400 square feet in Petach Tikva, Israel for sales, development, support and general and administrative functions and 19,026 square feet in Pune, India for sales and development. We do not own any real estate. We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations. As we expand our business into new markets, we expect to lease additional facilities.

Legal Proceedings

We are not a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

We entered into a memorandum of understanding in June 2006 with ECI regarding the payment allocation of certain fees, costs, settlement amounts and other payments relating to a complaint filed against ECI Telecom, Inc., a subsidiary of ECI, by a former employee of ECI Telecom, Inc. The former employee had performed services for both us and ECI and claims to be entitled to payment of approximately $200,000 as a result of a breach of his employment contract. We are not a party to the lawsuit. Pursuant to this agreement, we agreed to pay 75% of such expenses and ECI and ECI Telecom, Inc. agreed to pay 25% of such expenses. As of December 31, 2006, we have neither paid to nor received from ECI any money under this memorandum of understanding.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our executive officers and directors and their respective ages as of December 31, 2006:

Name	Age	Position(s)

Douglas A. Sabella	48	President, Chief Executive Officer and Director
Albert J. Wood	50	Chief Financial Officer
Amit Chawla	45	Executive Vice President of Global Marketing
Pinhas Reich	51	Vice President of Global Sales
Israel Zohar	54	Vice President, Global Operations
Giora Bitan(2)	52	Director
Bob L. Corey(1)(4)	55	Director
Promod Haque(1)(2)(3)	58	Chairman of the Board of Directors
Morgan Jones	37	Director
Pascal Levensohn(1) (2)(4)	46	Director
Dror Nahumi(3)	44	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

(4)	Member of the Governance Committee

Douglas A. Sabella has served as our President, Chief Executive Officer and a member of our board of directors since December 2004. From July 2003 to May 2004, Mr. Sabella was Chief Operating Officer of Terayon, Inc., a network equipment company. From March 2001 to April 2003, Mr. Sabella was President and Chief Operating Officer and a member of the board of directors for Tumbleweed Communications Corp., a provider of e-mail security software. From February 2000 to March 2001, Mr. Sabella was the President and Chief Executive Officer of Bidcom, Inc., a provider of collaboration software. From 1985 to February 2000, Mr. Sabella held various senior management positions at Lucent Technologies, a provider of telecommunications equipment.

Albert J. Wood has served as our Chief Financial Officer since April 2005. From October 2002 to November 2004, Mr. Wood served as Chief Financial Officer of PalmSource, a provider of operating system software for handheld devices and from December 2002 to November 2004 served as their Treasurer. From March 2001 to October 2002, Mr. Wood was Chief Financial Officer of Insignia Solutions, Inc., a provider of Java virtual machine software. From June 1999 to March 2001, Mr. Wood was the Chief Financial Officer of Cohera Solutions, a catalog management and content integration software provider acquired by PeopleSoft, Inc. in August 2001.

Amit Chawla serves as our Executive Vice President of Global Marketing and was a member of our board of directors from January 2003 until he resigned in June 2006. In November 2001, Mr. Chawla founded and served as the CEO of Softswitch Enterprises, Inc. and NexVerse Networks, Inc., our predecessor companies. From April 2001 to September 2001, Mr. Chawla served as Vice President of Marketing of ipVerse, Inc., a provider of softswitch solutions. From 1987 to December 2000, Mr. Chawla held various positions in executive management, marketing, product line management, and design and architectural development in the telecommunications industry at Nortel Networks, most recently as Vice President of Product Line Management.

Pinhas Reich has served as our Vice President of Global Sales since December 2006 prior to which he served as our Vice President of Sales, AMEA and Asia-Pacific since December 2002. From October 2000 to December 2002, Mr. Reich served as Vice President of Sales in ECI’s NGTS subsidiary.

Israel Zohar has served as our Vice President, Global Operations of Veraz Networks, Inc. since December 2002. In 2001 he served as head of the VoIP business unit in ECI’s NGTS subsidiary. At the end of 2001 he was nominated to be the COO of the NGTS.

Giora Bitan has been a member of our board of directors since December 2002. Mr. Bitan has served as Executive Vice President and Chief Financial Officer for ECI Telecom Ltd. since August 2002. On February 1, 2007, ECI Telecom Ltd. announced that Mr. Bitan had decided to step down as Executive Vice President and Chief Financial Officer in order to resume his venture capital career with Poalim Capital Markets. From October 1997 to March 2002, Mr. Bitan was a General Partner at Giza Venture Capital, an Israeli venture capital firm, where he focused on investments in the areas of communications and software and served on the boards of numerous portfolio companies.

Bob L. Corey has been a member of our board of directors since May 2006. Mr. Corey has been an independent management consultant since January 2006. From May 2003 to January 2006, he served as Executive Vice President and Chief Financial Officer of Thor Technologies, Inc., a provider of enterprise provisioning software that was acquired by Oracle Corporation in November 2005. From May 2000 to August 2002, prior to joining Thor Technologies, Inc., Mr. Corey served as Executive Vice President and Chief Financial Officer of Documentum, Inc., a provider of enterprise content management software. From May 1998 to April 2000, Mr. Corey served as Senior Vice President of Finance and Administration and Chief Financial Officer for Forte Software, Inc., a provider of software development tools and services, and in February 1999, Mr. Corey was elected to its board of directors. Mr. Corey also serves on the board of directors of Extreme Networks, Inc., a provider of network infrastructure solutions and services, Interwoven, Inc., a provider of enterprise content management solutions and AmberPoint, Inc., a provider of service oriented architecture management software.

Promod Haque has served as the chairman of our board of directors since July 2001. Mr. Haque has been a Managing Partner of Norwest Venture Partners since 1990, focusing on investments in semiconductor and components, systems software and services. Mr. Haque also serves on the board of directors of AmberPoint, Inc., a provider of service oriented architecture visibility, management and security software, Cast Iron Systems, Inc., a provider of integration appliances, Open-Silicon, Inc., a provider of ASIC implementation solutions and services, FireEye, Inc., a provider of network access control solutions and services, Persistent Systems, a provider of outsourced software product development, Migliore Web Community Private Ltd, an online interactive website for Indian communities worldwide, Sonoa Systems, Inc., a provider of IT infrastructure solutions and services, Test Quest, Inc., a provider of automated functional test tools and solutions, Veveo.TV, Inc., a provider of content solutions and services to carriers and service providers, Virtela Communications, Inc., a provider of virtual network operating company, Yipes Enterprise Services, Inc., a provider of managed ethernet solutions and services, and Yatra, an Indian online travel company.

Morgan Jones was a member of our board of directors from December 2002 through January 17, 2007 on which date he resigned. At the time of his resignation, Mr. Jones indicated that he had no disagreements or disputes with our management or our board of directors. Mr. Jones has been a Managing Partner of Battery Ventures since 1996. Mr. Jones also serves on the board of directors of Bright View Technologies, a provider of optical films for displays; IP Unity, a provider of enhanced services platforms for TDM and IP networks; Luminus Devices, Inc., a provider of LED light source for rear projection televisions; Nova Analytics Corporation, a provider of analytical instruments; Optium Corporation, a provider of modules for optical systems; and Quantum Leap Packaging, a provider of packaging solutions.

Pascal Levensohn has been a member of our board of directors since November 2001. Mr. Levensohn is the Founder and Managing Director of San Francisco-based Levensohn Venture Partners LLC, which he founded in 1996 and focuses on investing in early stage software, semiconductor and communications companies. Mr. Levensohn also serves as the chairman of the board of directors of Consolidated IP Holdings, Inc., which holds rights to various intellectual property portfolios in the telecommunications industry. He is also a director of Ubicom, Inc., a microprocessor company that develops processors specifically architected to deliver multimedia content for the digital home and Reconnex, Inc., a provider of security appliance solutions for electronic risk discovery.

Dror Nahumi has been a member of our board of directors since November 2004. Mr. Nahumi has been with ECI Telecom Ltd. since June 2004. He was nominated to the position of Executive Vice President and Chief Strategy Officer of ECI Telecom Ltd. on January 2006. From May 2002 to February 2004, Mr. Nahumi was the CEO of Axonlink, an optical components company. During the period of July 1997 to January 2001, Mr. Nahumi served in the positions of General Manager, and later as President of I-Link. Mr. Nahumi joined I-Link after the acquisition of MiBridge, a VoIP software company that he founded and managed. Before founding MiBridge, Mr. Nahumi was a research engineer at AT&T Bell Labs.

Our executive officers are elected by and serve at the direction of our board of directors. There are no family relationships between any of our directors or executive officers.

Board Composition

We have an authorized board of directors comprised of seven members. Upon the completion of this offering, we will have six directors, consisting of Messrs. Bitan, Corey, Haque, Levensohn, Nahumi and Sabella. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed by resolution of the board of directors. In accordance with the terms of our amended and restated certificate of incorporation and bylaws, each director is elected at each annual meeting to serve until the next annual meeting and until his or her successor is elected and qualified.

Our directors may be removed with or without cause by the affirmative vote of the holders of a majority of our voting stock. Upon completion of this offering, our board of directors will be divided into three classes. One class will be elected at each annual meeting of stockholders for a term of three years. The Class I director, whose term will expire at the 2007 annual meeting of stockholders, is Mr. Nahumi. The Class II directors, whose term will expire at the 2008 annual meeting of stockholders, are Messrs. Bitan, Levensohn and Sabella. The Class III directors, whose term will expire at the 2009 annual meeting of stockholders are Messrs. Corey and Haque. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof and until their successors are duly elected and qualified.

Board Independence and Phase In

We are adopting the definitions and the independence standards for directors provided in the rules published by the Nasdaq Global Market (and exceptions to such standards as provided in the rules). In connection with the filing of this registration statement, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Corey, Haque and Levensohn are “independent directors” as defined under the rules of The NASDAQ Stock Market.

Although our board of directors is not currently comprised of a majority of independent directors, a company listing in connection with its initial public offering shall be permitted to phase in its compliance with the independent committee requirements set forth under the rules of the Nasdaq Global Market on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to SEC Rule 10A-3(b)(1)(iv)(A). Under those rules, our board of directors must consist of a majority of independent members within 90 days of listing. On February 1, 2007, ECI Telecom Ltd. announced that Mr. Bitan would be leaving his position as an officer of ECI and that his transition was expected to be completed by March 31, 2007. Once Mr. Bitan is no longer serving as an employee of ECI, he will be deemed to be an “independent director” and our board of directors will meet the independence requirements of the Nasdaq Global Market. If Mr. Bitan’s service to ECI does not end as expected, our current board members will continue to serve on our board pursuant to the phase-in exception provided by such rules. We will seek to find suitable additional independent members for our board following the offering during the period permitted by the rules, and will continue to evaluate our compliance with these criteria over time. To the extent we determine necessary, we will seek to appoint or nominate for election by the stockholders additional independent directors.

Board Committees

The board of directors has established an audit committee, compensation committee, nominating committee and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when deemed necessary to address specific issues. The composition and primary responsibilities of each committee are described below.

Audit Committee

The audit committee consists of Messrs. Corey, Haque and Levensohn. Mr. Corey is the chairman of the audit committee. Our board of directors has determined that all members of our audit committee satisfy the independence and financial literacy requirements of the Nasdaq Global Market. Our board of directors has also determined that Mr. Corey is an audit committee “financial expert” as defined by the rules and regulations of the SEC and any similar requirements of the NASDAQ Stock Market. The functions of the audit committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	appointing the independent auditors, determining the compensation of the independent auditors and pre-approving the engagement of the independent auditors for audit or non-audit services;

•	having oversight of our independent auditors, including reviewing the independence and quality control procedures and the experience and qualifications of our independent auditors’ senior personnel that are providing us audit services;

•	meeting with the independent auditors and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•	reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval;

•	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	following the completion of this offering, preparing the reports required by the rules of the SEC to be included in our annual proxy statement.

Each of our independent auditors and our financial personnel will have regular private meetings with the audit committee and will have unrestricted access to the audit committee.

Compensation Committee

The compensation committee consists of Messrs. Bitan, Haque and Levensohn. Mr. Haque is the chairman of the compensation committee. The functions of the compensation committee include:

•	establishing overall employee compensation policies and recommending to our board major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	reviewing executive officer and director indemnification and insurance matters; and

•	following the completion of this offering, preparing an annual report on executive compensation for inclusion in our proxy statement.

Our board of directors has determined that Messrs. Haque and Levensohn meet the requirements for independence of the Nasdaq Global Market and that Mr. Bitan does not currently meet the independence requirements of the Nasdaq Global Market. As noted above, we expect that Mr. Bitan will be considered an independent director within a short period time following completion of the proposed offering, at which time all members of the Compensation Committee will meet the independence requirements of the Nasdaq Global Market. In the event that Mr. Bitan’s service to ECI does not end as announced, Mr. Bitan will serve on the compensation committee pursuant to the phase-in exception provided by such rules. We will seek to find a suitable replacement for Mr. Bitan on the compensation committee following the offering during the period permitted by the rules.

Nominating Committee

The nominating committee consists of Messrs. Haque and Nahumi. Mr. Haque is the chairman of the nominating committee. The functions of our nominating committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors; and

•	developing guidelines for the composition of the board of directors.

Our board of directors has determined that Mr. Haque meets the independence requirements of the Nasdaq Global Market and that Mr. Nahumi does not meet the independence requirements of the Nasdaq Global Market rules. Mr. Nahumi will serve on the nominating committee pursuant to the phase-in exception provided by such rules. We will seek to find a suitable replacement for Mr. Nahumi on the nominating committee following the offering during the period permitted by the rules.

Governance Committee

The governance committee consists of Messrs. Corey and Levensohn. Mr. Levensohn is the chairman of the governance committee. The functions of our governance committee include overseeing all aspects of our corporate governance on behalf of the board of directors and making recommendations to the board of directors regarding corporate governance issues.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, our board of directors as a whole made decisions relating to compensation of our executive officers. No current member of our compensation committee has been an officer or employee of ours. No member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Messrs. Haque and Levensohn are owners or are employed by owners of Series A-1 redeemable preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and common stock. Mr. Bitan is employed by the owner of Series B-1 redeemable preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and common stock. The Series A-1 redeemable preferred stock and Series B-1 redeemable preferred stock shall not be convertible into common stock. At December 31, 2006, each share of Series C convertible preferred stock was convertible at the stockholder’s option into one share of common stock, subject to certain dilution adjustments. Upon the closing of this offering, each share of Series D convertible preferred stock will be convertible into shares of common stock at a conversion rate of $6.54 divided by the product of the public offering price of a share of common stock multiplied by 0.625. Each share of Series C convertible preferred stock automatically converts to common stock upon the earlier of (a) immediately upon the closing of a firmly underwritten public offering of the Company’s common stock in which the pre-offering valuation of the Company is at least $90 million (a Qualified IPO), or (b) the affirmative election of the holders of at least a majority of the outstanding shares of the Series C convertible preferred stock. Each share of Series D convertible preferred stock automatically converts to common stock upon the earlier of (a) the closing of a Qualified IPO, or (b) the affirmative election of the holders of at least a majority of the outstanding shares of the Series D convertible preferred stock; provided that we do not already have a registration statement on file with the Securities and Exchange Commission in connection with a Qualified IPO. Upon any such automatic conversion, any and all declared and unpaid dividends shall be (i) paid in cash or to the extent that sufficient funds are not then legally available, in common stock and (ii) in cash the value of any fractional share of common stock otherwise issuable to any holder of Series C convertible preferred stock and Series D convertible preferred stock, as applicable.

We have entered into an agreement with some of our stockholders, including ECI, that, among other things, provides them with the right to designate some members of our board of directors and contains certain transfer restrictions on our shares. The stockholders agreement will terminate by its terms upon consummation of this offering.

Giora Bitan has been a member of our board of directors since December 2002 and is a member of our compensation committee. Mr. Bitan has served as Executive Vice President and Chief Financial Officer for ECI Telecom Ltd. since August 2002. On February 1, 2007, ECI Telecom Ltd. announced that Mr. Bitan had decided to step down as Executive Vice President and Chief Financial Officer in order to resume his venture capital career with Poalim Capital Markets. We maintain extensive relations with ECI as below described.

Following the acquisition of Veraz Networks International and Veraz Networks Ltd. described below and the issuance of 509,684 shares of our Series D convertible preferred stock, which are convertible into 484,848 shares of common stock, to ECI pursuant to the Series D Financing, ECI held approximately 40% (32% assuming full dilution) of our voting shares as of January 15, 2007 and had the right to appoint three of our nine authorized members of the board of directors, pursuant to a certain voting agreement entered into by certain of our stockholders. At January 15, 2007, ECI had appointed two of our existing seven directors. This voting agreement will terminate upon the closing of this offering.

Acquisition of Veraz Networks Ltd. and Veraz Networks International.  On December 31, 2002, we issued 6,834,720 shares of our common stock, 9,000,000 shares of our Series B-1 redeemable preferred stock and 5,827,504 shares of our Series C convertible preferred stock, which are convertible into 5,827,504 shares of common stock, to ECI Telecom Ltd. in exchange for 100% of the outstanding shares of Veraz Networks Ltd. and Veraz Networks International and $10 million in cash. Veraz Networks Ltd. and Veraz Networks International are resellers of DCME equipment and providers of the I -Gate family of media gateways. As a result of this acquisition, (1) we combined our ControlSwitch and I-Gate media gateways and began delivering a combined solution for IP telephony, (2) ECI and an affiliate entity assigned certain intellectual property rights with respect to VoIP and granted an irrevocable license under certain patents and intellectual property to Veraz Networks Ltd., and (3) ECI has granted us a limited non-exclusive, royalty free non-transferable license under certain trademarks and service marks.

DCME Agreement. We are the exclusive worldwide distributor of the DCME line of products manufactured by ECI under the DCME Master Manufacturing and Distribution Agreement, or the DCME Agreement, executed in December 2002. Under the DCME Agreement, ECI manufactures or subcontracts the manufacture of all DCME equipment sold by us and also provides certain supply, service and warranty obligations. The DCME Agreement is automatically renewed for successive one-year periods unless earlier terminated and was renewed until December 31, 2007. The DCME Agreement may only be terminated by ECI in the event we forecast DCME product revenues of less than $1,000,000 in a calendar year, or we breach a material provision of the agreement and fail to cure such breach within 30 days, or we become insolvent. Total DCME equipment purchases by us for service provider customers during 2004, 2005 and

2006 were approximately $19.6 million, $15.5 million and $14.0 million, respectively. For each DCME product that we sell, we pay ECI a percent of our revenue. The percentage was 50% in 2002, 44.4% in 2003, 40% in 2004 and 36.4% in both 2005 and 2006.

VoIP Agreement. Through 2005, ECI also acted as the sole source supplier for our I-Gate line of media gateways, as governed under the VoIP Master Manufacturing and Distribution Agreement (the VoIP Agreement), which was executed in December 2002 and was effective through December 31, 2005. Under the VoIP Agreement, ECI was responsible for the manufacture of I-Gate media gateways as we placed purchase orders. Total purchases by us under the VoIP agreement during 2004 and 2005 were $3.9 million and $5.7 million, respectively. Amounts paid to ECI under the VoIP Agreement were determined in arms-length negotiations and are substantially similar to the amounts we have paid to other third parties for manufacturing. Although we transitioned to a direct manufacturing relationship with Flextronics in 2006, we made purchases from ECI under the VoIP Agreement for the year ended December 31, 2006 of $2.5 million, consisting primarily of work-in-process and previously ordered media gateways.

The DCME Agreement also provided for us to function as ECI’s collection agent for certain specified DCME related receivables that were outstanding as of September 30, 2002. Collection fees earned in the years ended December 31, 2004, 2005, and 2006 were $354,000, $228,000 and $240,000, respectively, and are included in other income, in the consolidated statements of operations.

Other Transactions with ECI. We have appointed ECI as an agent for selling IP and DCME products and services in Russia and other countries from the former Soviet Union. We compensate ECI for agent services in Russia by paying a commission based on sales. Further, we have appointed ECI 2005, an affiliate of ECI, as a partner to provide services directly to customers in Russia. Our Russian customers may purchase installation, training and maintenance services from ECI 2005. To the extent ECI 2005 needs assistance in providing installation, training and maintenance services to its customers in Russia, ECI 2005 may purchase these services from us. We also reimburse ECI 2005 for the costs associated with the services activity.

Total commission payments made to ECI for sales were approximately $1.1 million for fiscal 2006. In 2006, we received from ECI 2005 approximately $767,000 for services rendered. We reimbursed ECI approximately $574,000 and $1.0 million for costs associated with services and marketing during 2005 and 2006, respectively.

We subleased office space from ECI in Fort Lauderdale, Florida during each of the years ended December 31, 2004, 2005 and 2006 and paid aggregate rent during such years of $104,000, $115,000 and $125,000 respectively. We currently sublease this office space from ECI for a monthly rent of approximately $10,000. The rent is subject to an increase pursuant to the terms of the sublease agreement. Approximately 13% of the office space has a lease term that expires in September 2011 and the remainder expires per its terms on January 31, 2008, subject to our option for extension on an annual basis through September 2011.

We entered into a memorandum of understanding in June 2006 with ECI regarding the payment allocation of certain fees, costs, settlement amounts and other payments relating to a complaint filed against ECI Telecom, Inc., a subsidiary of ECI, by a former employee of ECI Telecom, Inc. The former employee had performed services for both us and ECI and claims to be entitled to payment of approximately $200,000 as a result of a breach of his employment contract. We are not a party to the lawsuit. Pursuant to this agreement, we agreed to pay 75% of such expenses and ECI and ECI Telecom, Inc. agreed to pay 25% of such expenses. As of December 31, 2006, we have neither paid to nor received from ECI any money under this memorandum of understanding.

Promod Haque has served as chairman of our board of directors since July 2001 and is a member of our compensation committee. Mr. Haque has served as a Managing Partner of Norwest Venture partners since 1990. Mr. Haque serves on the board of directors of Persistent from whom we receive services under a contractor agreement relating to research and development activities. Mr. Haque was not a member of the board of directors of Persistent when we entered into a contractor agreement with Persistent. Prior to selecting Persistent as our contractor, we solicited quotes and proposed terms from several vendors and reviewed those vendors based on a variety of criteria. We negotiated the terms and conditions with Persistent and based on that negotiation and a comparison of terms offered by other vendors, we believe that our agreement with Persistent was entered into on an arms-length basis. The nature of our relationship with Persistent is more fully described in “Certain Relationships and Related Party Transactions — Other Agreements.”

In May of 2006, we entered into an addendum to the Contractor Agreement formalizing the transfer arrangements of certain employees of Persistent during the period ending in December 2006. In November of 2005, Promod Haque, our Chairman, joined the board of directors of Persistent when Norwest Venture Partners, with whom Mr. Haque is affiliated, made an equity investment in Persistent that resulted in Norwest owning greater than 10% of Persistent’s outstanding capital stock. During the months of November and December 2005 and the year ended December 31, 2006 we incurred related party research and development expenses to Persistent under the Contractor Agreement of $0.6 million and $3.8 million, respectively. As of December 31, 2005 and December 31, 2006, we had related party payables to Persistent in the amount of $637,000 and $417,000, respectively.

Code of Business Conduct

Our board of directors has adopted a code of business conduct which establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of business conduct in situations where questions are presented to it.

COMPENSATION DISCUSSION AND ANALYSIS

Director Compensation

Following the Company’s 2007 annual shareholder meeting, we will provide cash compensation at a rate of $10,000 per year to each non-employee director for his services as a director. We will also pay the chairperson of the audit committee a fee of $35,000 per year, and each of the chairpersons of the compensation, nominating and corporate governance committees a fee of $5,000 per year. We will also pay each non-chair committee member a fee of $5,000 per year. In addition, we will continue to reimburse our non-employee directors for all reasonable expenses incurred in attending meetings of the board of directors and its committees.

We have in the past granted directors options to purchase our common stock pursuant to the terms of our 2001 Equity Incentive Plan and/or our 2003 Israeli Share Option Plan. In June 2006, we adopted our 2006 Equity Incentive Plan which provides for the automatic grant of options to purchase shares of common stock to our non-employee directors who are not our employees or consultants or who cannot exercise voting power over 10% or more of our common stock. Under the applicable provisions of the 2006 Equity Incentive Plan any new non-employee director will receive an initial option to purchase 15,000 shares of common stock and each non-employee director, commencing with our annual meeting of stockholders in 2008, will receive an annual option grant to purchase 5,000 shares of our common stock. Annual grants vest in equal monthly installments over 48 months. Please refer to the section entitled “Equity Compensation and Defined Contribution Plans” for a more detailed explanation of the terms of these stock options.

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006:

		Fees
		Earned or	2006
		Paid in	Option
		Cash	Awards	Total
Name	Year	($)	($)(4)	($)

Giora Bitan	2006	—	—	—
Bob L. Corey(3)	2006	25,000	32,788	57,788
Promod Haque(1)	2006	—	6,769	6,769
Morgan Jones(1)	2006	—	6,769	6,769
Pascal Levensohn(2)	2006	—	6,769	6,769
Dror Nahumi	2006	—	—	—

(1)	As of December 31, 2006, Mr. Haque and Mr. Jones each hold options to purchase up to 93,364 shares of our common stock with an exercise price per share of $0.35. Each of these options are fully-exercisable and 91,418 shares are vested as of December 31, 2006 and the remaining portion vested on January 1, 2007.

(2)	Mr. Levensohn previously early exercised his option to purchase 93,364 shares of our common stock at an exercise price per share of $0.35 and subsequently transferred such shares to Star Bay Technology Ventures IV, L.P., Star Bay Partners L.P. (Rollover), Star Bay Associates, L.P. and Star Bay Entrepreneurs Fund L.P. As of December 31, 2006, we maintained a right to repurchase 1,946 of these shares and such right expired on January 1, 2007.

(3)	The fair value of the option granted to Mr. Corey to purchase 37,500 shares of our common stock on the date it was granted was $202,125, as calculated in accordance with SFAS 123R and using the Black-Scholes valuation model.

(4)	This column reflects the compensation cost for the year ended December 31, 2006 of each director’s options. Mr. Corey’s options were granted in 2006 and accounted for in accordance with SFAS 123R. For purposes of computing the compensation cost in 2006 for options granted prior to adoption of SFAS 123R, to Messrs, Haque, Jones and Levensohn, we used the modified prospective method. In each case we used the Black-Scholes valuation model, to estimate the fair value of the option.

Executive Compensation

Objectives of Compensation Program

We have adopted a compensation program designed to align all employee compensation with our corporate goal of becoming the leading global provider of next generation networking solutions to service providers. In order to meet our corporate goal, we have adopted a corporate compensation philosophy of offering employees a competitive total compensation plan designed to meet our goals of attracting, retaining and motivating highly skilled employees. Together with the compensation committee of our board of directors, we have designed our total compensation program to include four primary components: (i) base pay, (ii) variable pay; (iii) equity-based pay; and (iv) benefits. Each component of our compensation program is designed to address certain compensation objectives each of which is more fully described below under the heading “Elements of Our Compensation Program.”

Determination of Compensation

Our board of directors has delegated to our compensation committee the primary authority to determine and recommend compensation awards available to our executive officers. Our compensation committee generally consults third-party compensation surveys that provide industry data to better inform its determination of the key elements of our compensation program. In 2006, the compensation committee utilized data from a Radford Benchmark Survey in the United States and a Radford Benchmark Survey in Israel in order to determine competitive salary and target bonus levels. This industry data consists of salaries and other compensation paid by companies in our peer group, as described below, to executives in positions comparable to those held by our named executive officers. Our compensation committee uses this industry data to develop a compensation program that it believes will enable us to effectively compete for new employees and retain existing employees. In setting compensation, the compensation committee has not historically reviewed the elements of its compensation as a whole. Instead, our compensation committee has endeavored to (1) set a base salary as low as reasonably possible while still attracting and retaining quality talent, (2) set variable compensation at a level such that annual cash compensation assuming achievement of aggressive corporate and individual goals will be consistent with the 50th to 75th percentile of annual cash compensation at comparable companies, (3) offer a competitive benefits package, and (4) ensure employees have a meaningful equity stake in the Company so that when shareholder value is created, employees share in that value creation.

To provide additional information to support the compensation committee’s compensation decisions, our chief executive officer typically provides annual recommendations to the compensation committee and discusses with the board of directors the compensation and performance of all named executive officers, excluding himself. Our chief executive officer bases his recommendations in part upon annual performance reviews of our named executive officers. The compensation committee evaluates our chief executive officer’s performance reviews of our named executive officers and provides input to the chief executive officer regarding such reviews. Our chief executive officer’s compensation is determined by the compensation committee, which analyzes our chief executive officer’s performance.

Compensation Benchmarking and Peer Group

Neither the Company nor the compensation committee have retained a compensation consultant to review our policies and procedures with respect to executive compensation. We established compensation structures for our named executive officers to be between the 50th and 75th percentile of compensation paid to executive officers performing similar job functions at a peer group of leading private and public telecommunications products and services companies. Our compensation committee believes that this approach allows us to provide a compensation structure that will be sufficiently competitive to attract and retain talented executives. The Radford Benchmark survey we utilized generated a peer group that consists of 25 leading telecommunications products and services companies in the United States, the vast majority of which have employees of 500 or less and annual revenues between $40 million and $200 million. The U.S. companies are: @Road, Applied Signal Technology, Avanex, BCGI, Bigband Networks, Bookham Technology, Calix, Cantata Technology, Carrier Access, Catapult Communications, Emcore, Endwave, Globalstar, Ixia, LGC Wireless, Netopia, Novatel Wireless, Pac-West Telecomm, Proxim Wireless, Sierra Wireless America, Sunrise Telecom, Symmetricom, Telephia, Terayon Communication Systems and Xicom Technology. The Israeli companies are: Cadence Design Systems, Juniper Networks, Partner-Israel, BMC Software, Network Appliance, BCGI and RAD Data Communications. We believe that this peer group is representative of companies in our geographic locations that compete for executives with similar skills and experience as our named executive officers. As part of this assessment, we evaluate the financial and market performance of each of these companies and attempt to structure our cash compensation program to be competitive with companies with similar financial and market successes. We did not use a benchmark to determine equity grants to our named executive officers because we believe that, as a private company during 2006 and considering our potential initial public offering, the equity compensation structures of other companies may not have been representative of our company’s situation.

In order to retain and incentivise key individuals, our compensation committee may, however, determine that it is in our best interests to offer total compensation packages to our named executive officers that may deviate from the general principle of targeting total compensation at the level for our peer group. Actual pay for each named executive officer is determined based on his position in the company compared with comparable positions provided to us in the industry data, his individual performance and our annual performance.

Elements of Our Compensation Program

The individual elements of our compensation program serve to satisfy this larger goal in specific ways as described below.

Base Pay

We design base pay to provide the essential reward for an employee’s work, and is required to be competitive in attracting talent. Once base pay levels are initially determined, increases in base pay are provided to recognize an employee’s specific performance achievements. Consistent with our total compensation philosophy, we implement a “pay for performance” approach that provides higher levels of base compensation to individual employees whose results merit greater rewards. Our managers typically make performance assessments throughout the year, and provide ongoing feedback to employees, provide resources and maximize individual and team performance levels.

We believe that providing our named executive officers with base salaries that are generally between the 50th and 75th percentile of base salaries of our peer group of companies, when considered together with the other elements of compensation, provides strong incentives to achieve our business objectives. While base salaries are not considered by the U.S. Internal Revenue Service to constitute performance-based compensation, each year we determine salary increases based upon the performance of the named executive officers as assessed by our compensation committee and board of directors. We do not provide formulaic base salary increases to our named executive officers.

During 2006, the base salary of Mr. Sabella was increased by $30,000 to $280,000 and the base salary of Mr. Wood was increased by $15,000 to $225,000. These increases were intended to provide these executive officers with base salary compensation more closely comparable to the base salaries among peer group companies.

Variable Pay

We also utilize various forms of variable compensation, including cash bonuses, commissions, and an incentive (MBO) plan that allow us to remain competitive with other companies while providing upside potential to those employees who achieve outstanding results.

Our compensation committee has the authority to determine the variable pay for our named executive officers. The variable pay component of our compensation program is intended to compensate named executive officers for achieving corporate goals and for achieving what the compensation committee believes to be value-creating milestones. Variable pay is paid in cash in an amount reviewed and approved by our compensation committee and ordinarily, for all named executive officers other than Mr. Reich, is paid in a single installment in the first quarter following the completion of a given fiscal year. As part of Mr. Reich’s variable pay, he receives a commission check on a monthly basis for commissions relating to sales.

Each named executive officer is generally eligible for variable pay up to an amount equal to a specified percentage of such executive officer’s salary. The target percentages are set at levels that, upon achievement of the target percentage, are likely to result in variable pay payments that our compensation committee believes to be at or near the median for target bonus amounts for comparable companies in our peer group as described more fully above. Our corporate goals and objectives and the goals and objectives of our named executive officers are sufficiently difficult that no named executive officer was able to achieve all of the individual and corporate goals and objectives in either 2005 or 2006. However, the policy of our compensation committee is to retain the sole discretion to increase or decrease the annual bonus paid to our named executive officers. At the end of each year our compensation committee determines the level of achievement for each corporate goal and value-creating milestone and awards credit for the achievement of these corporate goals or milestones as a percentage of the target variable pay. Final determinations as to variable pay levels are then based in part on the achievement of these corporate goals or milestones, as well as our assessment as to the overall success of our company and the development of our business, including each named executive officer’s role in our success considering specifically their demonstrated leadership, teamwork and the performance of their respective areas of responsibility. These corporate goals and milestones, and the proportional emphasis placed on each goal and milestone may vary, from time to time, depending on our overall strategic objectives, but relate generally to factors such as IP product revenue, DCME product revenue, services revenue, product development, sales goals, and improving our results of operations. In 2005 and 2006, the compensation committee has utilized its discretion both to increase the compensation for officers who had not reached certain goals as well as to decrease the compensation for officers who had met or exceeded certain goals.

Prior to 2006, the Company did not have a formal bonus plan and any bonuses were determined in the sole discretion of the compensation committee. During 2006, the only variable payments made were a one time payment of $33,750 to Mr. Wood as recognition for the extraordinary effort expended by Mr. Wood during the process of preparing for and filing this registration statement on Form S-1.

Our compensation committee established variable pay amounts to be paid in 2007 for performance in 2006 at up to 30% of base salary for Messrs. Wood, Zohar and Chawla, up to 40% of base salary for Mr. Sabella and $192,500 in commissions and performance bonuses for Mr. Reich. The actual amount of variable pay for 2006 was determined on February 23, 2007 following a review of the achievement of overall corporate goals and milestones and each named executive officer’s individual performance and contribution. Each named executive officer’s variable pay is set forth below in the summary compensation table. Our compensation committee has not yet determined the strategic milestones or corporate goals that it will apply in determining executives’ bonuses for 2007.

Equity-Based Compensation

We design equity-based compensation, including stock options, to ensure that we have the ability to retain talent over a longer period of time, and to provide optionees with a form of reward that aligns their interests with those of our stockholders. Employees whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation. We believe that long-term performance is achieved through an ownership culture that encourages long term performance by our named executive officers through the use of stock-based awards. In connection with this offering, our board of directors has adopted the Veraz Networks, Inc. 2006 Equity Incentive Plan, which permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards.

We do not have any written program, plan or obligation relating to the grant of equity compensation on specified dates. We intend, however, to grant stock options at regularly scheduled meetings of our board of directors. It is possible that, following this offering, we will establish programs or policies relating to our equity grant practices. The authority to make equity grants to our executive officers rests with our board of directors, although, as noted above, our board of directors does, in determining the grants of equity awards, consider the recommendations of our chief executive officer. Share options granted under our various share incentive plans generally have a four-year vesting schedule in order to provide an incentive for continued employment and generally expire ten years from the date of the grant. The exercise price of options granted under the share incentive plans is 100% of the fair market value of the underlying shares on the date of grant. Our share incentive plans are more fully described below in the section entitled “Management — Employee Benefit Plans.”

With respect to newly hired employees, our practice is typically to make stock grants at the first meeting of the compensation committee following such employee’s hire date. We do not have any program, plan or practice to time stock options grants in coordination with the release of material non-public information. We do not time, nor do we plan to time, the release of material non-public information for the purposes of affecting the value of executive compensation. Our board of directors determines the exercise price of stock options based on third-party valuation reports as of a date within six (6) months of option grant date.

During 2006, only Messrs. Chawla, Reich and Zohar were granted options covering 87,499, 87,500 and 75,000 shares of our common stock, respectively. The compensation committee granted those options after reviewing the equity position of those executives and the status of their vested and unvested options. The grants were made with the goal of ensuring that the equity levels for those executives were appropriate. Given that the Company was not a public reporting company at the time of the grants, the compensation committee did not review the timing of these awards as it related to the disclosure of material, non-public information. In the future, the compensation committee expects that any equity awards made to executives will be made on dates determined well in advance of the expected grant date.

The equity positions of Messrs. Sabella and Wood were also reviewed during 2006 and the compensation committee determined that the equity held by those executives was appropriate for both their positions as well as their tenure with the Company.

We have in the past and in the future will continue to evaluate our equity-based compensation practices, and, in particular, the form of equity awards that we grant to our executives, in light of accounting concerns, including the expensing of stock option awards under FAS 123R. We intend to evaluate the allocation of equity awards among the different forms of equity awards available in comparison to the peer group of companies discussed above and with consideration to restrictions imposed under Israeli tax and other applicable law.

Benefits

Our core benefits, such as our basic health benefits, 401(k) program and life insurance, are designed to provide a stable array of support to employees and their families throughout various stages of their careers, and are provided to all employees regardless of their individual performance levels.

Defined Contribution Plans.  We sponsor a retirement and deferred savings plan for our eligible employees in the United States and Israel. The retirement and deferred savings plan is intended to qualify as a tax qualified plan under Section 401 of the United States Internal Revenue Code and similar Israeli tax laws. The retirement and deferred savings plan provides that each participant may contribute up to a statutory limit, which was $15,000 in calendar year 2006 for U.S. employees and subject to statutory limits under Israeli law. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held in trust and invested in accordance with the terms of the plan. The retirement and deferred savings plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary contributions or matching contributions to the retirement and deferred savings plan on behalf of participating employees.

Medical, Dental & Vision Insurance.  We provide all employees, including named executive officers, their spouses and children with medical, dental and vision insurance. In the United States, we subsidize approximately 80% of each employee’s premium and each employee’s dependents’ premiums. In Israel, employees and employers each make contributions to the medical plan in accordance with Israeli law and additionally, employees may acquire private health insurance approximately half of which is subsidized by the Company.

Life, AD&D and Disability Insurance.  We provide, at our cost, life, accidental death and dismemberment and disability insurance for our U.S. employees, including named executive officers resident in the United States. We provide, at our cost, disability insurance for our Israeli employees, including named executive officers resident in Israel.

Automobile Leasing Program.  We provide all Israeli employees with the option to participate in a company-sponsored automobile leasing program. Both of our named executive officers located in Israel participate in this leasing program. Under this program, we pay the named executive officers’ lease payments, gas, maintenance, insurance and the cost of normal wear and tear of the vehicle over the life of the lease.

Israeli Employee Education Fund.  We participate in an Israeli tax favored employee savings plan commonly known as an Employee Education Fund. Each of our employees in Israel is required to contribute 2% of their base salary to this savings plan and we contribute 6% of the employee’s base salary. After six years, the employee may withdraw the funds for educational or other purposes.

Change of Control Severance Arrangements

Each of our executives has a provision in his employment agreement providing for certain severance benefits in the event of termination without cause, as well as a provision providing for the acceleration of his then unvested options in the event of termination without cause following a change in control of the Company. The Company has chosen to provide these benefits as it is necessary to remain competitive in the marketplace for executive level employees. These severance and acceleration provisions and certain estimates of these change of control and severance benefits are described in the “Potential Payments Upon Termination or Change in Control” section below.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and three other most highly compensated executive officers during 2006:

							All Other
					Option		Compen-
		Salary(1)	Bonus(2)		Awards		sation		Total
Name and Principal Position	Year	($)	($)		($)		($)		($)

Douglas A. Sabella	2006	275,000	109,760		322,400	(3)	—		707,160
President and Chief
Executive Officer
Albert J. Wood	2006	222,500	99,863		67,050	(4)	—		389,413
Chief Financial Officer					—
Amit Chawla	2006	195,000	62,998		74,447	(5)	—		332,445
Executive Vice President of
Global Marketing
Pinhas Reich	2006	183,924	242,127	(6)	72,114	(7)	75,377	(9)	573,542
Vice President of Global Sales					—
Israel Zohar	2006	143,684	41,752		58,937	(8)	81,047	(10)	325,420
Vice President of Global
Operations

(1)	Salary includes base salary.

(2)	Year-end bonuses for the performance of these officers during 2006 were determined by the Company’s compensation committee on February 23, 2007 and will be paid in March 2007. Mr. Wood’s bonus includes a one-time bonus paid in connection with this offering of $33,750 plus his 2006 annual bonus.

(3)	Consists of the compensation expense incurred by us in fiscal year 2006 in connection with the option grant to Mr. Sabella to purchase up to 1,550,000 shares of common stock on January 10, 2005, calculated in accordance with the modified prospective transition method and using a Black-Scholes valuation model.

(4)	Consists of the compensation expense incurred by us in fiscal year 2006 in connection with the option grant to Mr. Wood to purchase up to 299,999 shares of common stock on April 20, 2005, calculated in accordance with the modified prospective transition method and using a Black-Scholes valuation model.

(5)	Consists of $13,467 and $60,979, representing the compensation expense incurred by us in fiscal year 2006 in connection with the option grants to Mr. Chawla to purchase up to 254,500 shares of common stock on March 4, 2003 and up to 87,499 shares of common stock on May 8, 2006, calculated in accordance with SFAS 123R with respect to the May 2006 option and the modified prospective transition method with respect to the March 2003 option, and in each case using a Black-Scholes valuation model.

(6)	Consists of $242,127 of sales commissions earned during 2006.

(7)	Consists of $4,804, $6,330 and $60,979, representing the compensation expense incurred by us in fiscal year 2006 in connection with the option grants to Mr. Reich to purchase up to 90,084 shares of common stock on March 24, 2003, 20,000 shares of common stock on November 17, 2005 and 87,500 shares of common stock on May 8, 2006, respectively, calculated in accordance with SFAS 123R with respect to the May 2006 option and the modified prospective transition method with respect to the March 2003 and November 2005 option, and in each case using a Black-Scholes valuation model.

(8)	Consists of $6,669 and $52,268, representing the compensation expense incurred by us in fiscal year 2006 in connection with the option grants to Mr. Zohar to purchase up to 125,038 shares of common stock on March 24, 2003 and 75,000 shares of common stock on May 8, 2006, calculated in accordance with SFAS 123R with respect to the May 2006 option and the modified prospective transition method with respect to the March 2003 option and, in each case using a Black-Scholes valuation model.

(9)	Consists of $12,730 paid for health and welfare benefits for Mr. Reich, including manager’s insurance, private health insurance, social security, disability and convalescence; $11,000 for automobile related expenses pursuant to the Company’s automobile leasing program; $3,352 contributed to an Israeli tax-exempt employee education fund on behalf of Mr. Reich; $532 in meals and traditional holiday gifts.

(10)	Consists of $15,215 paid for health and welfare benefits for Mr. Zohar, including manager’s insurance, private health insurance, social security, disability and convalescence; $11,969 contributed to a severance fund which is mandated by Israeli law; $10,777 contributed to an Israeli tax-exempt employee education fund on behalf of Mr. Zohar; $11,000 for automobile related expenses pursuant to the Company’s automobile leasing program; $398 in meals and traditional holiday gifts.

Grants of Plan Based Awards

All options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended. The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock as determined by our board of directors on the date of the grant.

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for the fiscal year ended December 31, 2006:

Grants of Plan-Based Awards

				All Other
				Option
				Awards:		Grant Date
				Number of		Fair Value of
		Estimated Future Payouts Under		Securities		Stock and
		Non-Equity Incentive Plan Awards		Underlying	Exercise or Base	Option
		Target	Maximum	Options	Price of Option	Awards(3)
Name	Grant Date	($)(1)	($)(1)	(#)	Awards ($/Sh)	$

Douglas A Sabella		112,000	112,000	—	—	—
Albert J. Wood		67,500	67,500	—	—	—
Amit Chawla		58,500	58,500	—	—	—
	May 8, 2006	—	—	87,499	$1.80	471,625
Pinhas Reich		192,500 (2)	192,500	—	—	—
	May 8, 2006	—	—	87,500	$1.80	471,625
Israel Zohar		42,900	42,900	—	—	—
	May 8, 2006	—	—	75,000	$1.80	404,250

(1)	This column sets forth the target amount of each executive’s cash incentive bonus for 2006. Mr. Sabella’s target bonus is 40% of his base salary and Messrs. Wood, Chawla and Zohar have a target bonus equal to 30% of their respective base salaries.

(2)	Represents target commission of $142,500 and a target performance bonus of $50,000 for sales in 2006. To date, Mr. Reich has received sales commissions for 2006 of $148,427, with an additional amount that is not determinable at this time and is expected to be paid during the first quarter of 2007.

(3)	Represents the fair value of the option as of the date it was granted, in accordance with SFAS 123R and using a Black-Scholes valuation model.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of December 31, 2006:

	Option Awards
	Number
	of	Number of
	Securities	Securities
	Underlying	Underlying	Option per
	Unexercised	Unexercised	Share
	Options	Options	Exercise	Option
	(#)	(#)	Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

Douglas A. Sabella(1)	775,000	775,000	$1.04	1/9/2015
Albert J. Wood(1)	125,000	174,999	$1.14	4/19/2015
Amit Chawla	—	87,499(2)	$1.80	5/7/2016
	254,500	—	$0.30	3/3/2013
	7,858	—	$0.30	12/19/2012
Pinhas Reich	—	87,500(2)	$1.80	5/7/2016
	5,833	14,167(3)	$1.62	11/16/2015
	139,890	—	$0.30	3/23/2013
Israel Zohar	—	75,000(2)	$1.80	5/7/2016
	174,844	—	$0.30	3/23/2013

(1) Each option vests and becomes exercisable over four years with 1/4th of the shares vesting on the first anniversary of the vesting commencement date and 1/48th of the shares vesting each month thereafter. Mr. Sabella’s vesting commencement date was December 1, 2004 and Mr. Wood’s vesting commencement date was April 20, 2005.

(2) Each option vests and becomes exercisable in equal installments on a monthly basis over 48 months commencing on May 15, 2007.

(3) The option vests and becomes exercisable in equal installments on a monthly basis over 48 months commencing on October 1, 2005.

Option Exercises and Stock Vested

In 2006, none of our named executive officers exercised any stock options or similar awards we granted to them, nor did any stock award granted by us to any of our named executive officers vest. On January 19, 2007, Mr. Wood exercised 87,500 options at an exercise price of $1.14 per share.

Pension Benefits

None of our named executives participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executives participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination or Change in Control

We have entered into employment agreements with certain of our named executive officers that require us to make payments upon termination or constructive termination either before or after a change in control of the Company. These arrangements are discussed below. In order to be eligible for any benefits, our executives must be terminated without cause or voluntarily terminate their employment for good reason. We have selected this trigger as we feel it is a customary term of executive employment at comparable companies. Additionally, we have provided enhanced benefits in the event that our executives are terminated within 12 months following a change in control. We believe that the enhanced benefits provided following a change in control are necessary to ensure that we can secure the service of our executives up to and through any potential change in control transaction. Unless otherwise indicated in the descriptions below, in each of these employment agreements, (1) “cause” is defined as one or more of the following events: (i) executive’s conviction of a felony, (ii) executive’s commission of any act of fraud with respect to the Company, (iii) any intentional misconduct by executive that has a materially adverse effect upon our business that is not cured by Executive within 30 days of a written notice, (iv) a breach by executive of any of executive fiduciary obligations as an officer that has a materially adverse effect upon our business that is not cured by executive within 30 days of a written notice, or (v) executive willful misconduct or gross negligence in performance of his duties, including executive’s refusal to comply in any material respect with the legal directives of such executive’s superior so long as such directives are not inconsistent with executive’s position or duties, that are not cured by executive within 30 days of a written notice; (2) “good reason” is defined as any one of the following events, which occurs without the executive’s consent: (i) reduction of the executive’s then current base salary, (ii) any material diminution of the executive’s duties, responsibilities or authority (excluding certain specific situations), or (iii) any requirement that the executive relocate to a work site more than 25 miles from our current location; and (3) “change in control” is defined as any of the following: (i) a sale or other disposition of all or substantially all the assets of the Company, (ii) a merger or other reorganization, in which our shareholders immediately prior to such transaction own less than 50% of the voting power of the surviving corporation, or (iii) any transaction or series of transactions, in which in excess of 50% of the Company’s voting power is transferred.

Douglas A. Sabella

The compensation payable to Mr. Sabella in the event of the termination of his employment agreement with us varies depending on the nature of the termination.

Resignation with Good Reason or Termination Without Cause.  In the event that Mr. Sabella resigns for good reason or is terminated without cause, Mr. Sabella is entitled to receive severance payments from the Company equal to twelve months of his then-current base salary payable in a lump sum payment and the payment of any and all bonuses that are due or payable at the time of such termination. In the event such resignation for good reason or termination without cause occurs within twelve months following a change in control, the vesting of Mr. Sabella’s stock options, granted pursuant to his employment agreement, shall also be accelerated in full.

Pursuant to his agreement, Mr. Sabella is subject to customary nondisclosure, confidentiality, non-competition covenants and a non-solicitation covenant that remains in effect during the term of employment and for one year following termination of employment.

If Mr. Sabella had been terminated on December 31, 2006, without cause or resigned for good reason, Mr. Sabella would have received from the Company a severance payment of $275,000 and a bonus payment equal to his 2006 bonus as determined by the compensation committee.

Albert J. Wood

The compensation payable to Mr. Wood in the event of the termination of his employment agreement with us varies depending on the nature of the termination.

Resignation with Good Reason or Termination Without Cause.  In the event that Mr. Wood resigns for good reason or is terminated without cause, Mr. Wood is entitled to receive severance payments from the Company equal to twelve months of his then-current base salary payable in a lump sum payment. In the event such resignation for good reason or termination without cause occurs within twelve months following a change in control, the vesting of Mr. Wood’s stock options, granted pursuant to his employment agreement, shall also be accelerated in full. Additionally, if Mr. Wood’s termination is effective after the end of the calendar year, but before he has been paid his performance bonus for that preceding year, then the Company will pay him as severance his performance bonus for the preceding year.

Pursuant to his agreement, Mr. Wood is subject to customary nondisclosure, confidentiality, non-competition covenants and a non-solicitation covenant that remains in effect during the term of employment and for one year following termination of employment.

If Mr. Wood had been terminated on December 31, 2006, without cause or resigned for good reason, Mr. Wood would have received a severance payment from the Company of $225,000.

Amit Chawla

The compensation payable to Mr. Chawla in the event of the termination of his employment agreement with us varies depending on the nature of the termination.

Resignation with Good Reason or Termination Without Cause.  In the event that Mr. Chawla is terminated without cause or resigns for good reason (provided that such a voluntary termination occurs within 30 days after the event which forms the basis for termination for good reason), Mr. Chawla is entitled to receive severance payments from the Company equal to six months of his then-current base salary payable monthly, continuation of medical benefits for a period of six months and acceleration of the vesting on his then-outstanding options by six months. In the event such resignation for good reason or termination without cause occurs within eighteen months following a change in control, the vesting of Mr. Chawla’s then outstanding stock options shall also be accelerated in full. However, if Mr. Chawla’s termination within eighteen months of a change in control is due to his willful misconduct or failure to substantially perform his duties after receiving written demands, then Mr. Chawla is only entitled to the acceleration of the vesting of 50% of his then-unvested shares subject to options. Mr. Chawla’s agreement defines change in control to mean any one of the following: (i) sale or other disposition of all or substantially all of the assets of the Company, (ii) a merger in which the Company is not the surviving corporation, (iii) a reverse merger involving the Company, in which the Company is the surviving corporation, but the shares of common stock of the Company are converted into other form of property, (iv) an acquisition by a person or group of people of more than 50% of securities of the Company representing at least 50% of the voting power, entitled to vote on election of directors, or (v) in the event that the individuals who, as of the effective date of Mr. Chawla’s employment agreement, were members of our board of directors cease to constitute at least 50% of our board of directors, provided that new members that were elected by the vote of at least 50% of the original board shall be deemed to be part of the original board.

Pursuant to his agreement, Mr. Chawla is subject to customary nondisclosure, confidentiality and non-competition covenants and a non-solicitation covenant that remains in effect during the term of employment and for one year following termination of employment.

If Mr. Chawla had been terminated on December 31, 2006, without cause or resigned for good reason, Mr. Chawla would have received a severance payment from the Company of $195,000, continuation of medical, dental and vision benefits for a period of six months and the acceleration of vesting on 1,822 shares of the Company’s common stock.

Pinhas Reich

The compensation payable to Mr. Reich in the event of the termination of his employment agreement with us varies depending on the nature of the termination.

Resignation with Good Reason or Termination Without Cause.  In the event that Mr. Reich resigns for good reason or is terminated without cause within eighteen months of a change in control, Mr. Reich is entitled to receive severance payments from the Company equal to six months of his then-current base salary payable monthly, continuation of medical benefits for a period of six months and full acceleration of the vesting on his then-outstanding options, provided that such acceleration shall not result in Mr. Reich having unvested shares in an amount less than the amount that would vest over the 12 month period following such termination. Mr. Reich’s agreement defines change in control to mean any one of the following: (i) sale or other disposition of all or substantially all of the assets of the Company, (ii) a merger in which the Company is not the surviving corporation, (iii) a reverse merger involving the Company, in which the Company is the surviving corporation, but the shares of common stock of the Company are converted into other form of property, (iv) an acquisition by a person or group of people of more than 50% of securities of the Company representing at least 50% of the voting power, entitled to vote on election of directors, or (v) in the event that the individuals who are, as of the effective date of such transaction, members of our board of directors cease to constitute at least 50% of our board of directors, provided, however, that new members that were elected by the vote of at least 50% of the original board shall be deemed to be part of the original board. Mr. Reich’s agreement defines cause as circumstances in which the Company is not required under the law to provide prior notice before terminating his employment, including each one of the following cases: (i) the Company has reasonable suspicion of a criminal offence having being committed in connection with Mr. Reich’s employment or the commission of an offence which contains an element of infamy, (ii) Mr. Reich’s breach of his duty of trust towards the Company or taking an action in conflict of interests, (iii) Mr. Reich’s breach of his covenants of confidentiality, non-competition, and intellectual property, which has not been amended within ten days after a written notice was given by us or, (iv) causing damage maliciously or negligently to our property.

Pursuant to Mr. Reich’s agreement termination by either party requires prior written notice of 90 days, unless such termination is conducted in circumstances that do not require prior notice under Israeli law.

Pursuant to his agreement, Mr. Reich is subject to customary nondisclosure, confidentiality and non-competition covenant and a non-solicitation covenant that remains in effect during the term of employment.

If Mr. Reich had been terminated on December 31, 2006, he would have been entitled to prior written notice of 90 days and would have been entitled to continue to receive from the Company the benefits of his employment including salary and vesting of his options during this 90 day period.

Israel Zohar

The compensation payable to Mr. Zohar in the event of the termination of his employment agreement with us varies depending on the nature of the termination.

Resignation with Good Reason or Termination Without Cause.  In the event that Mr. Zohar resigns for good reason or is terminated without cause within eighteen months of a change in control, Mr. Zohar is entitled to receive severance payments equal to six months of his then-current base salary payable monthly, continuation of medical benefits for a period of six months and full acceleration of the vesting on his then-outstanding options and other stock awards, provided that such acceleration shall not result in Mr. Zohar having unvested shares in an amount less than the amount that would vest over the 12 month period following such termination. Mr. Zohar’s agreement defines change in control to mean any one of the following: (i) sale or other disposition of all or substantially all of the assets of the Company, (ii) a merger in which the Company is not the surviving corporation, (iii) a reverse merger involving the Company, in which the Company is the surviving corporation, but the shares of common stock of the Company are converted into other form of property, (iv) an acquisition by a person or group of people of more than 50% of securities of the Company representing at least 50% of the voting power, entitled to vote on election of directors, or (v) in the event that the individuals who are, as of the effective date of such transaction, members of our board of directors cease to constitute at least 50% of our board of directors, provided, however, that new members that were elected by the vote of at least 50% of the original board shall be deemed to be part of the original board. Mr. Zohar’s agreement defines cause as circumstances in which the Company is not required under the law to provide prior notice before terminating his employment, including each one of the following cases: (i) the Company has reasonable suspicion of a criminal offence having being committed in connection with Mr. Zohar’s employment or the commission of an offense which contains an element of infamy, (ii) Mr. Zohar’s breach of his duty of trust towards the Company or taking an action in conflict of interests, (iii) Mr. Reich’s breach of his covenants of confidentiality, non-competition, and protection of intellectual property, which has not been amended within ten days after a written notice, or (iv) causing damage maliciously or negligently to our property.

Pursuant to Mr. Zohar’s agreement termination by either party requires prior written notice of 90 days, unless such termination is conducted in circumstances that do not require prior notice under Israeli law.

Pursuant to his agreement, Mr. Zohar is subject to customary nondisclosure, confidentiality and non-competition covenant and a non-solicitation covenant that remains in effect during the term of employment.

If Mr. Zohar had been terminated on December 31, 2006, he would have been entitled to prior written notice of 90 days and would have been entitled to continue to receive from the Company the benefits of his employment including salary and vesting of his options during this 90 day period.

Employment Agreements

Douglas A. Sabella

We entered into an offer letter agreement with Mr. Sabella on November 17, 2004, which was subsequently amended on April 21, 2006. The offer letter, as amended, provides for an annual base salary of $280,000, as well as other customary benefits and terms. In addition, Mr. Sabella is entitled to receive an annual bonus of up to 40% of his annual salary, if he meets targets based on annual revenues and operating expenses. Pursuant to the terms of the offer letter agreement, Mr. Sabella received a stock option to purchase 1,550,000 shares of our common stock at an exercise price of $1.04 per share. The option vested as to 25% of the shares underlying the option on December 1, 2005 and then vests in equal monthly installments over the next three years thereafter.

For a description of the termination and change in control provisions of Mr. Sabella’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Albert J. Wood

We entered into an offer letter agreement with Mr. Wood on April 13, 2005 which was subsequently amended on April 21, 2006. The offer letter, as amended, provides for an annual base salary of $225,000, as well as other customary benefits and terms. In addition, Mr. Wood is entitled to receive an annual bonus of up to 30% of his annual salary, if he meets targets based on annual revenues and operating expenses. Pursuant to the terms of the offer letter agreement, Mr. Wood received a stock option to purchase 299,999 shares of our common stock at an exercise price of $1.14 per share. The option vested as to 25% of the shares underlying the option on April 20, 2006 and then vests in equal monthly installments over the next three years thereafter.

For a description of the termination and change in control provisions of Mr. Wood’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Amit Chawla

We entered into an employment agreement with Mr. Chawla on November 20, 2001. The employment agreement, as amended, provides for an annual base salary of $195,000, as well as other customary benefits and terms. In addition, Mr. Chawla is entitled to receive an annual bonus of up to 30% of his annual salary, if he meets targets based on annual revenues and operating expenses.

Pursuant to the terms of the employment agreement, Mr. Chawla purchased 87,328 shares of our common stock at a purchase price of $0.01 per share. In addition, Mr. Chawla has received a stock option to purchase 7,858 shares of our common stock at an exercise price of $0.30 per share, all of which are vested. Mr. Chawla also received a stock option to purchase 254,500 shares of our common stock at an exercise price of $0.30 per share. The option vested as to 25% of the shares underlying the option on October 1, 2003 and then vests in equal monthly installments over the next three years thereafter. Further, Mr. Chawla received a stock option to purchase 87,499 shares of our common stock at an exercise price of $1.80 per share. The option vests in equal monthly installments over the next four years commencing on May 15, 2007.

For a description of the termination and change in control provisions of Mr. Chawla’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Pinhas Reich

We entered into an employment agreement with Mr. Reich on January 1, 2003. The employment agreement, as amended, provides for an annual base salary of $165,000, as well as other customary Israeli benefits and terms. In addition, Mr. Reich is entitled to receive commissions of up to $142,500, if he meets sales targets.

Pursuant to the terms of the employment agreement, Mr. Reich received a stock option to purchase 139,890 shares of our common stock at an exercise price of $0.30 per share, all of which are vested. In November 2005, Mr. Reich received an additional option to purchase 20,000 shares of our common stock at an exercise price of $1.62 per share. The option vests in equal monthly installments over four years. In addition, in May 2006, Mr. Reich received a stock option to purchase 87,500 shares of our common stock at an exercise price of $1.80 per share. The option vests in equal monthly installments over the next four years commencing on May 15, 2007.

For a description of the termination and change in control provisions of Mr. Reich’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Israel Zohar

We entered into an employment agreement with Mr. Zohar on January 1, 2003. The employment agreement, as amended, provides for an annual base salary of $143,000, as well as other customary Israeli benefits and terms. In addition, Mr. Zohar is entitled to receive an annual bonus of up to 30% of his gross salary, if he meets targets based on annual revenues and operating expenses.

Pursuant to the terms of the employment agreement, Mr. Zohar received a stock option to purchase 49,806 shares of our common stock at an exercise price of $0.30 per share, all of which are vested. In March 2003, Mr. Zohar received an additional option to purchase 125,038 shares of our common stock at an exercise price of $0.30 per share. The option vests in equal monthly installments over four years. In addition, in May 2006, Mr. Zohar received a stock option to purchase 75,000 shares of our common stock at an exercise price of $1.80 per share. The option vests in equal monthly installments over the next four years commencing on May 15, 2007.

For a description of the termination and change in control provisions of Mr. Zohar’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Employee Compensation and Defined Contribution Plans

2001 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2001 Equity Incentive Plan, or 2001 plan, in November 2001. An aggregate of 10,187,486 shares of common stock is reserved for issuance under the 2001 plan. The share reserve is reduced by the number of shares issued from or subject to outstanding options granted under our 2003 Israeli Share Option Plan, or 2003 plan (see below). The 2001 plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonuses, and restricted stock awards. As of December 31, 2006, options to purchase 4,910,005 shares of common stock at a weighted average exercise price per share of $1.25 remained outstanding under the 2001 plan. No stock bonuses or restricted stock awards have been granted under the 2001 plan. As of December 31, 2006, 298,596 shares of common stock remained available for future issuance under the 2001 plan and the 2003 plan.

Our board of directors or its designee has the authority to construe and interpret the terms of the 2001 plan and the awards granted under it. Our board of directors or its designee may reduce the exercise price of any option to the then current fair market value of our common stock or cancel options and grant substitute options. Upon the signing of the underwriting agreement for this offering, the 2001 plan will terminate so that no further awards may be granted under the 2001 plan. Although the 2001 plan will terminate, all outstanding options will continue to be governed by their existing terms.

Stock Options.  The 2001 plan provides for the grant of incentive stock options under the federal tax laws or nonstatutory stock options. Incentive stock options may be granted to employees, including officers, and nonstatutory stock options may be granted to employees, including officers, non-employee directors, and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant and in some cases, 110% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. Shares subject to options under the 2001 plan generally vest in a series of installments over an optionee’s period of service.

In general, the term of options granted under the 2001 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of disability, the optionee or a personal representative generally may exercise the vested portion of any options for 12 months after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of death or the optionee dies within three months after his or her service relationship with us terminates, a personal representative generally may exercise the vested portion of any options for 18 months after the date of such termination. In no event, however, may an option be exercised beyond the expiration of its term.

Corporate Transactions.  In the event of a significant corporate transaction, the surviving or acquiring corporation may assume or substitute substantially similar stock awards for the outstanding stock awards granted under the 2001 plan. If the surviving or acquiring corporation elects not to assume or substitute for outstanding stock awards granted under the 2001 plan, then stock awards held by individuals whose service has not terminated prior to the corporate transaction will be accelerated in full. Upon consummation of the corporate transaction, all outstanding stock awards will terminate to the extent not exercised or assumed by the surviving or acquiring corporation.

2003 Israeli Share Option Plan

Our board of directors adopted the 2003 Israeli Share Option Plan, or 2003 plan, in January 2003, which is a sub-plan under the 2001 plan until the date on which the underwriting agreement for this offering is signed, at which time the 2003 plan will become a sub-plan under the 2006 Equity Incentive Plan. The 2003 plan is intended to provide for the grant of stock options that qualify for favorable tax treatment for Israeli residents under Section 102 or Section 3(9) of the Israeli Income Tax Ordinance (New Version) 1961, or the “ordinance.” The 2003 plan shares a common share reserve with the 2001 plan and will subsequently share a common share reserve with the 2006 Equity Incentive Plan at the time the 2003 plan becomes a sub-plan to the 2006 Equity Incentive Plan. Any shares issued from or subject to outstanding options granted under the 2003 plan reduce the number of shares available for issuance under the 2001 plan or the 2006 Equity Incentive Plan, as applicable. As of December 31, 2006, options to purchase 2,913,870 shares of common stock at a weighted average exercise price per share of $0.89 remained outstanding under the 2003 plan. As of December 31, 2006, 298,596 shares of common stock remained available for future issuance under the 2003 plan and the 2001 plan. Our board of directors or its designee has the authority to construe and interpret the terms of the 2003 plan and the awards granted under it.

Stock Options.  The 2003 plan provides for the grant of options to employees, including our officers, directors, consultants, and contractors. All grants of options to our employees, directors, and office holders (other than controlling shareholders) are made pursuant to the provisions of Section 102 of the ordinance. All grants of options to our consultants, contractors, and controlling shareholders are made pursuant to the provisions of Section 3(9) of the ordinance. In the event options are granted to a trustee designated by our board of directors (and with respect to Section 102 options, approved by the Israeli Commissioner of Income Tax), the trustee will hold the options and shares issued upon the exercise thereof in trust for the benefit of the grantee for a requisite period to qualify for favorable Israeli tax treatment for the grantee or until the grantee requests the release of vested options or shares issued upon the exercise thereof.

The exercise price of options under the 2003 plan may not be less than the par value of our common stock. Shares subject to options under the 2003 plan generally vest over four years of continuous service with us.

In general, the term of options granted under the 2003 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of disability, the optionee or a personal representative generally may exercise the vested portion of any options for 12 months after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of death, or the optionee dies within three months after his or her service relationship with us terminates, a personal representative generally may exercise the vested portion of any options for 18 months after the date of such termination. In no event, however, may an option be exercised beyond the expiration of its term.

In the event of a significant corporate transaction, the surviving or acquiring corporation may assume or substitute substantially similar stock options for the outstanding stock options granted under the 2003 plan. If the surviving or acquiring corporation elects not to assume or substitute for outstanding stock options granted under the 2003 plan, then stock options held by individuals whose service has not terminated prior to the corporate transaction will be accelerated in full. Upon consummation of the corporate transaction, all outstanding stock options will terminate to the extent not exercised or assumed by the surviving or acquiring corporation.

2006 Equity Incentive Plan

Our board of directors adopted the 2006 Equity Incentive Plan, or 2006 incentive plan, in June 2006 and our stockholders are expected to approve the 2006 incentive plan in March 2007. The 2006 incentive plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2006 incentive plan will terminate on June 28, 2016, unless sooner terminated by our board of directors.

Stock Awards.  The 2006 incentive plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation (collectively, “stock awards”), which may be granted to employees, including officers, non-employee directors, and consultants. However, only employees are eligible to receive incentive stock options and only non-employee directors are eligible to receive nonstatutory stock options under the non-discretionary grant program (see below).

Share Reserve.  Following this offering, the aggregate number of shares of common stock that may be issued initially pursuant to stock awards under the 2006 incentive plan is 527,651 shares. The share reserve is reduced by the number of shares issued from the 2003 Israeli Share Option Plan after the 2006 incentive plan becomes effective. The number of shares of common stock reserved for issuance will increase from time to time by the number of shares issuable pursuant to the 2001 plan as of the effective date of this offering and that, but for the termination of the 2001 plan, would have reverted to the share reserve under that plan and automatically increase on each January 1st, from January 1, 2008 through January 1, 2016, by the lesser of (a) 3% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, or (b) a number of shares determined by our board of directors, but not in excess of 3,000,000 shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2006 incentive plan is equal to the total share reserve, as increased from time to time pursuant to an annual increase and shares subject to options granted prior to this offering pursuant to the 2001 plan or 2003 plan that expire without being exercised in full.

No person may be granted awards covering more than 1,500,000 shares of common stock under the 2006 incentive plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the value of the stock on the date of grant is an example of an appreciation-only award. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such an award, will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m) of the Internal Revenue Code.

The following types of shares issued under the 2006 incentive plan may again become available for the grant of new awards under the 2006 incentive plan: (a) stock that is forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income and employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; (d) shares tendered to us to pay the exercise price of an option; and (e) shares that are cancelled pursuant to an exchange or repricing program. In addition, if a stock award granted under the 2006 incentive plan expires or otherwise terminates without being exercised in full, an award is settled in cash or an appreciation distribution in respect of a stock appreciation right is paid in shares, the shares of common stock not issued or acquired pursuant to the award again become available for subsequent issuance under the 2006 incentive plan. Shares issued under the 2006 incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise. As of the date hereof, no shares of common stock have been issued under the 2006 incentive plan.

Administration.  Our board of directors has delegated its authority to administer the 2006 incentive plan (except the non-discretionary grant program) to our compensation committee. Subject to the terms of the 2006 incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of equity awards to be granted, and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards, and the strike price of stock appreciation rights.

The plan administrator has the authority to

•	reduce the exercise price of any outstanding option;

•	cancel any outstanding option and to grant in exchange one or more of the following:

•	new options covering the same or a different number of shares of common stock,

•	new stock awards,

•	cash, and/or

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

Stock Options.  Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2006 incentive plan and applicable law, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2006 incentive plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2006 incentive plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability, death, termination for cause, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases for cause (as defined under the 2006 incentive plan), the option terminates immediately. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary generally may exercise any vested options for a period of 12 months in the event of disability, and 18 months in the event of death. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option, and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options.  Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.  Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash or check, (b) past or future services rendered to us or an affiliate, or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to forfeiture or to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards.  Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Performance Stock Awards.  Performance stock awards are either restricted stock awards or restricted stock unit awards that may be granted or may vest based solely upon the attainment of certain performance goals during a designated performance period. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained are conclusively determined by the compensation committee in its sole discretion. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed 1,500,000 shares of common stock.

Stock Appreciation Rights.  Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which may not be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2006 incentive plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2006 incentive plan. If a participant’s service relationship with us, or any of our affiliates, ceases other than for cause, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term. Except as otherwise provided for in the stock appreciation right agreement, if a participant’s service relationship with us, or any of our affiliates ceases for cause (as defined under the 2006 incentive plan), the stock appreciation right will terminate upon the participant’s termination date.

Other Equity Awards.  The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards.

Non-Discretionary Grant Program

Pursuant to the non-discretionary grant program in effect under the 2006 incentive plan, our non-employee directors will automatically receive a series of grants of nonstatutory stock options over their period of service.

Terms of Options Under Non-Discretionary Grant Program

The exercise price of each option granted under the non-discretionary grant program is 100% of the fair market value of the common stock subject to the option on the date of grant. The maximum term of options granted under the non-discretionary grant program is ten years.

Options granted under the non-discretionary grant program generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. However, an option may be transferred for no consideration upon written consent of our board of directors if (a) at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option, or (b) the transfer is to the optionee’s employer or its affiliate at the time of transfer.

If a non-employee director’s service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability, death, or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If such an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the option will accelerate in full and the optionee or a beneficiary may exercise the options for a period of 12 months in the event of disability, and 18 months in the event of death. If such an optionee’s service terminates within 12 months following a specified change in control transaction, the optionee may exercise vested options for a period of 12 months following the effective date of such a transaction. In certain circumstances upon termination of service in connection with a change in control, the vesting of an optionee’s outstanding options will accelerate (see below). In no event, however, may an option be exercised beyond the expiration of its term.

Automatic Option Grants.  Pursuant to the express terms of the non-discretionary grant program, any individual who is serving as a non-employee director upon the date of the signing of the underwriting agreement for this offering will automatically be granted an option to purchase 15,000 shares of common stock. The shares subject to each such grant vest in a series of 48 successive equal monthly installments measured from the date of grant. In addition, any individual who first becomes a non-employee director after this offering will automatically be granted an option to purchase 15,000 shares of common stock. The shares subject to each initial grant vest as to 25% of the shares subject to the option upon the director’s one year of continuous services measured from the date of grant and the remaining shares in a series of 36 successive equal monthly installments measured from the first anniversary of the date of grant. Any individual who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2007, will automatically be granted an option to purchase 5,000 shares of common stock on such date. The shares subject to each annual grant vest in a series of 48 successive equal monthly installments measured from the date of grant.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the class and number of shares reserved under the 2006 incentive plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of appreciation-only stock awards, incentive stock options and performance stock awards that can be granted in a calendar year, (d) the class and number of shares and exercise price or strike price, if applicable, of all outstanding stock awards and (e) the class and number of shares subject to options under the non-discretionary grant program.

Corporate Transactions.  In the event of certain significant corporate transactions, all outstanding stock awards under the 2006 incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (a) our board of directors has the discretion to accelerate the vesting and exercisability of such stock awards, and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction and (b) the vesting of options granted under our non-discretionary grant program will accelerate in full and will be terminated if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the stock award, over (b) the exercise price otherwise payable in connection with the stock award.

Changes of Control.  Our board of directors has the discretion to provide that a stock award under the 2006 incentive plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. In general, stock awards held by participants under the 2006 incentive plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement. However, the vesting and exercisability of options granted under the non-discretionary grant program will accelerate in full if a non-employee director is required to resign his or her position in connection with a change in control transaction, or is removed from his or her position in connection with such a change in control.

2006 Employee Stock Purchase Plan

Our board of directors adopted our 2006 Employee Stock Purchase Plan, or 2006 purchase plan, in June 2006 and our stockholders are expected to approved the 2006 purchase plan in March 2007. The 2006 purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering although we have no current plans to commence an offering under the terms of the 2006 purchase plan.

Share Reserve.  Following this offering, the 2006 purchase plan authorizes the issuance of 375,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st, from January 1, 2008 through January 1, 2016, by the lesser of (a) 1% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, or (b) 750,000 shares. The 2006 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the 2006 purchase plan.

Administration.  Our board of directors has delegated its authority to administer the 2006 purchase plan to our compensation committee. The 2006 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2006 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering.

Payroll Deductions.  Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2006 purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of common stock under the 2006 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2006 purchase plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Reset Feature.  If the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

Limitations.  Employees may have to satisfy one or more of the following service requirements before participating in the 2006 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year, or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2006 purchase plan at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. No employee will be eligible for the grant of any purchase rights under the 2006 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the class and number of shares reserved under the 2006 purchase plan, including the class and number of shares by which the share reserve may increase automatically each year, (b) the class and number of shares and purchase price of all outstanding purchase rights and (c) the class and number of shares under any purchase limits imposed under an offering period.

Corporate Transactions.  In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2006 purchase plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Defined Contribution Plan

We sponsor a retirement and deferred savings plan for our eligible employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the United States Internal Revenue Code. The retirement and deferred savings plan provides that each participant may contribute up to a statutory limit, which is $15,000 in calendar year 2006. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held in trust and invested in accordance with the terms of the plan. The retirement and deferred savings plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary contributions or matching contributions to the retirement and deferred savings plan on behalf of participating employees.

Limitations on Directors’ Liability and Indemnification Agreements

Our amended and restated certificate of incorporation limits the liability of current and former directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Delaware law, our bylaws also provide that we will indemnify our current and former directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

We have entered into separate indemnification agreements with each of our executive officers, our current and former directors and certain of our employees, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we indemnify our current and former directors, executive officers and certain employees for any and all expenses, including attorneys’ fees, judgments, witness fees, damages, fines and settlement amounts incurred by such director, executive officer or employee in any action or proceeding arising out of their services as one of our directors, executive officers or employee, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors, executive officers and certain employment positions. There is no pending litigation or proceeding involving any of our directors, executive officers or employees as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since December 31, 2002 to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, former or current executive officers or, to our knowledge, holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Agreements with ECI

Acquisition of Veraz Networks Ltd. and Veraz Networks International.  On December 31, 2002, we issued 6,834,720 shares of our common stock, 9,000,000 shares of our Series B-1 redeemable preferred stock and 5,827,504 shares of our Series C convertible preferred stock, which are convertible into 5,827,504 shares of common stock, to ECI Telecom Ltd. in exchange for 100% of the outstanding shares of Veraz Networks Ltd. and Veraz Networks International and $10 million in cash. The Series B-1 redeemable preferred stock is not convertible into common stock, and upon the closing of the offering, each share of Series B-1 redeemable preferred stock will be redeemed by us for par value, or $0.001 per share. Veraz Networks Ltd. and Veraz Networks International are resellers of DCME equipment and providers of the I -Gate family of media gateways. As a result of this acquisition, (1) we combined our ControlSwitch and I-Gate media gateways and began delivering a combined solution for IP telephony, (2) ECI and an affiliate entity assigned certain intellectual property rights with respect to VoIP and granted an irrevocable license under certain patents and intellectual property to Veraz Networks Ltd., and (3) ECI has granted us a limited non-exclusive, royalty free non-transferable license under certain trademarks and service marks.

Other transactions with ECI.  With the acquisition of Veraz Networks International and Veraz Networks Ltd. and the issuance of 509,684 shares of our Series D convertible preferred stock, which are convertible into 484,848 shares of common stock, to ECI pursuant to the Series D Financing, ECI held approximately 40% (32% assuming full dilution) of our voting shares as of January 15, 2007 and had the right to appoint three of our nine authorized members of the board of directors, pursuant to a certain voting agreement entered into by certain of our stockholders. At January 15, 2007, ECI had appointed two of our existing seven directors. This voting agreement will terminate upon the closing of this offering.

We are the exclusive worldwide distributor of the DCME line of products manufactured by ECI under the DCME Master Manufacturing and Distribution Agreement, or the DCME Agreement, executed in December 2002. Under the DCME Agreement, ECI manufactures or subcontracts the manufacture of all DCME equipment sold by us and also provides certain supply, service and warranty obligations. The DCME Agreement is automatically renewed for successive one-year periods unless earlier terminated and was renewed for the period ending December 31, 2007. The DCME Agreement may only be terminated by ECI in the event we forecast DCME product revenues of less than $1,000,000 in a calendar year, or we breach a material provision of the agreement and fail to cure such breach within 30 days, or we become insolvent. Total DCME equipment purchases by us for service provider customers during 2004, 2005 and 2006 were approximately $19.6 million, $15.5 million and $14.0 million, respectively. For each DCME product that we sell, we pay ECI a percent of our revenue. The percentage was 50% in 2002, 44.4% in 2003, 40% in 2004 and 36.4% in both 2005 and 2006.

Through 2005, ECI also acted as the sole source supplier for our I-Gate line of media gateways, as governed under the VoIP Master Manufacturing and Distribution Agreement (the VoIP Agreement), which was executed in December 2002 and was effective through December 31, 2005. Under the VoIP Agreement, ECI was responsible for the manufacture of I-Gate media gateways as we placed purchase orders. Total purchases by us under the VoIP agreement during 2004 and 2005 were $3.9 million and $5.7 million, respectively. Amounts paid to ECI under the VoIP Agreement were determined in arms-length negotiations and are substantially similar to the amounts we have paid to other third parties for manufacturing. Although we transitioned to a direct manufacturing relationship with Flextronics in 2006, we made purchases from ECI under the VoIP Agreement for the period ended December 31, 2006 of $2.5 million, consisting primarily of work-in-process and previously ordered media gateways.

The DCME Agreement also provided for us to function as ECI’s collection agent for certain specified DCME related receivables that were outstanding as of September 30, 2002. Collection fees earned in the years ended December 31, 2004, 2005, and 2006 were $354,000, $228,000 and $240,000, respectively, and are included in other income, in the consolidated statements of operations.

We have appointed ECI as an agent for selling IP and DCME products and services in Russia and other countries from the former Soviet Union. We compensate ECI for agent services in Russia by paying a commission based on sales. Further, we have appointed ECI 2005, an affiliate of ECI, as a partner to provide services directly to customers in Russia. Our Russian customers may purchase installation, training and maintenance services from ECI 2005. To the extent ECI 2005 needs assistance in providing installation, training and maintenance services to its customers in Russia, ECI 2005 may purchase these services from us. We also reimburse ECI 2005 for the costs associated with the services activity.

Total commission payments made to ECI for sales were approximately $1.1 million for fiscal 2006. We received from ECI 2005 approximately $767,000 for services rendered. We reimbursed ECI approximately $574,000 and $1.0 million for costs associated with services and marketing during 2005 and 2006, respectively.

We subleased office space from ECI in Fort Lauderdale, Florida during each of the years ended December 31, 2004, 2005 and 2006 and paid aggregate rent during such years of $104,000, $115,000 and $125,000 respectively. We currently sublease this office space from ECI for a monthly rent of approximately $10,000. The rent is subject to an increase pursuant to the terms of the sublease agreement. Approximately 13% of the office space has a lease term that expires in September 2011 and the remainder expires per its terms on January 31, 2008, subject to our option for extension on an annual basis through September 2011.

We entered into a memorandum of understanding in June 2006 with ECI regarding the payment allocation of certain fees, costs, settlement amounts and other payments relating to a complaint filed against ECI Telecom, Inc., a subsidiary of ECI, by a former employee of ECI Telecom, Inc. The former employee had performed services for both us and ECI and claims to be entitled to payment of approximately $200,000 as a result of a breach of his employment contract. We are not a party to the lawsuit. Pursuant to this agreement, we agreed to pay 75% of such expenses and ECI and ECI Telecom, Inc. agreed to pay 25% of such expenses. As of December 31, 2006, we have neither paid to nor received from ECI any money under this memorandum of understanding.

Messrs. Haque and Levensohn are owners, or are employed by owners, of Series A-1 redeemable preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and common stock. Messrs. Bitan and Nahumi are employed by the owner of Series B-1 redeemable preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and common stock. The Series A-1 redeemable preferred stock, and Series B-1 redeemable preferred stock shall not be convertible into common stock. At December 31, 2006, each share of Series C convertible preferred stock was convertible at the stockholder’s option into one share of common stock, subject to certain dilution adjustments. Upon the closing of this offering, each share of Series D convertible preferred stock will be convertible into shares of common stock at a conversion rate of $6.54 divided by the product of the public offering price of a share of common stock multiplied by 0.625. Each share of Series C convertible preferred stock automatically converts to common stock upon the earlier of (a) immediately upon the closing of a firmly underwritten public offering of the Company’s common stock in which the pre-offering valuation of the Company is at least $90 million (a Qualified IPO), or (b) the affirmative election of the holders of at least a majority of the outstanding shares of the Series C convertible preferred stock. Each share of Series D convertible preferred stock automatically converts to common stock upon the earlier of (a) the closing of a Qualified IPO, or (b) the affirmative election of the holders of at least a majority of the outstanding shares of the Series D convertible preferred stock; provided that we do not already have a registration statement on file with the Securities and Exchange Commission in connection with a Qualified IPO. Upon any such automatic conversion, any and all declared and unpaid dividends shall be (i) paid in cash or to the extent that sufficient funds are not then legally available, in common stock and (ii) in cash the value of any fractional share of common stock otherwise issuable to any holder of Series C convertible preferred stock and Series D convertible preferred stock, as applicable.

Preferred Stock Issuances

During 2002 and 2003, we sold an aggregate of 17,482,502 shares of our Series C convertible preferred stock at an adjusted price of $1.716 per share, in a private financing, net of the amount allocated to the Series C convertible preferred stock issued to ECI in connection with our purchase of certain assets of ECI. In December 2006 and January 2007, we issued and sold an aggregate of 1,523,951 shares of our Series D convertible preferred stock at a purchase price per share of $6.54, in a private financing to certain of our current stockholders.

The investors in our Series C convertible preferred stock and Series D convertible preferred stock financings included the following holders of more than 5% of our securities who, or the affiliates of whom, invested in excess of $60,000:

	Series C Convertible	Purchase	Series D Convertible	Purchase
Investors	Preferred Stock	Price	Preferred Stock	Price

5% Stockholders
Norwest Venture Partners(1)	2,709,786	$4,650,000	237,002	$1,550,000
ECI Telecom Ltd.(2)	5,827,504	$10,000,000	509,684	$3,333,000
Battery Ventures(3)	2,564,098	$4,400,000	224,260	$1,467,000
Argonaut Holdings	3,175,990	$5,450,000	277,777	$1,817,000
Liberty Mutual Insurance Co.(4)	1,806,526	$3,100,000	158,002	$1,033,000
Levensohn Venture Partners, LLC(5)	1,340,324	$2,300,000	117,226	$767,000

(1)	Includes 2,637,122 shares of Series C convertible preferred stock owned of record by Norwest Venture Partners IX, L.P.; 72,664 shares of Series C convertible preferred stock owned of record by NVP Entrepreneurs Fund IX, L.P.; and 237,002 shares of Series D convertible preferred stock owned of record by Norwest Venture Partners VII-A, L.P. Mr. Promod Haque, the chairman of our board of directors, is the Managing Director of Genesis VC Partners IX, LLC, which is the general partner of each of the Norwest entities, and he shares voting and investment power over the shares held by these entities. He disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein.

(2)	Mr. Giora Bitan, a member of our board of directors, is the Chief Financial Officer of ECI Telecom Ltd.

(3)	Includes 2,362,050 shares of Series C convertible preferred stock owned of record by Battery Ventures V, L.P.; 150,768 shares of Series C convertible preferred stock owned of record by Battery Ventures Convergence Fund, L.P.; 51,280 shares of Series C convertible preferred stock owned of record by Battery Investment Partners V, LLC; and 224,260 shares of Series D convertible preferred stock owned of record by Battery Ventures V, L.P. Battery Ventures V, L.P., Battery Ventures Convergence Fund, L.P. and Battery Investment Partners V, LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Battery Ventures. Morgan Jones, one of our directors, is a Member Manager of Battery Ventures and may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by Battery Ventures V, L.P.; Battery Ventures Convergence Fund, L.P.; and Battery Investment Partners V, LLC. Mr. Jones may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by Battery Ventures V, L.P.; Battery Ventures Convergence Fund, L.P.; and Battery Investment Partners V, LLC. Mr. Jones disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address of Battery Ventures and its affiliates is c/o Battery Ventures, 20 William Street, Suite 200, Wellesley, MA 02481.

(4)	Includes 1,806,526 shares of Series C convertible preferred stock owned of record by Liberty Mutual Insurance Co. and 158,002 shares of Series D convertible preferred stock owned of record by LMIA Coinvestments LLC, a wholly owned subsidiary of Liberty Mutual Insurance Co. The address of Liberty Mutual Insurance Co. and its affiliates is 175 Berkeley Street, Boston, MA 02117.

(5)	Includes 481,640 shares of Series C convertible preferred stock owned of record by Star Bay Technology Ventures IV, L.P.; 829,710 shares of Series C convertible preferred stock owned of record by Star Bay Partners, L.P. (Rollover Fund); 28,974 shares of Series C convertible preferred stock owned of record by Star Bay Associates Fund, L.P.; and 117,226 shares of Series D convertible preferred stock owned of record by Star Bay Technology Ventures IV, L.P. Pascal Levensohn, a member of our board of directors, is the Managing Director of Levensohn Venture Partners, LLC, which is the Managing Member of Star Bay Technology Ventures IV, L.P. and Star Bay Partners, L.P. (Rollover Fund) and the General Partner of Star Bay Associates Fund, L.P. Mr. Levensohn is also the Managing Partner of Levensohn Capital Partners II LLC and APH Capital Management LLC, each the General Partner of Star Bay Technology Ventures IV, L.P. and Star Bay Technology Partners, L.P. (Rollover Fund), respectively. Mr. Levensohn may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by Star Bay Technology Ventures IV, L.P.; Star Bay Partners, L.P. (Rollover Fund); and Star Bay Associates Fund, L.P. Mr. Levensohn may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by Star Bay Technology Ventures IV, L.P.; Star Bay Partners, L.P. (Rollover Fund); and Star Bay Associates Fund, L.P. Mr. Levensohn disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address of Levensohn Venture Partners, LLC and its affiliates is 260 Townsend Street, Suite 600, San Francisco, CA 94107.

In addition, Norwest Venture Partners and its affiliates owns an aggregate amount of 1,368,016 shares of Series A-1 redeemable preferred stock; ECI Telecom Ltd. and its affiliates owns an aggregate amount of 9,000,000 shares of Series B-1 redeemable preferred stock; Battery Ventures and its affiliates owns an aggregate amount of 970,805 shares of Series A-1 redeemable preferred stock; Liberty Mutual Insurance Co. and its affiliates owns an aggregate amount of 716,500 shares of Series A-1 redeemable preferred stock; and Levensohn Venture Partners, LLC and its affiliates owns an aggregate amount of 1,003,099 shares of Series A-1 redeemable preferred stock. The Series A-1 redeemable preferred stock and Series B-1 redeemable preferred stock are not convertible into common stock, and upon the closing of the offering, each share of Series A-1 redeemable preferred stock and Series B-1 redeemable preferred stock will be redeemed by us for par value, or $0.001 per share.

Registration Rights Agreement

We have entered into a registration rights agreement with some of our stockholders. Under the agreement, the holders of our preferred stock have rights to register shares of our capital stock. For so long as the holders of registrable securities, as defined in the agreement, hold at least 1% of our common stock and all common stock held by and issuable to such holders (and its affiliates) may not be sold pursuant to Rule 144 under the Securities Act, such holders will have the right to require us to use reasonable efforts to effect registration under the Securities Act of their registrable securities, subject to specific value minimums and our board of directors’ right to defer the registration for a period of up to 120 days. These stockholders also have the right to cause us to register their securities on Form S-3 when it becomes available to us if they propose to register securities having a value of at least $500,000, subject to the board of directors’ right to defer the registration for a period of up to 120 days. In addition, if we propose to register securities under the Securities Act, then the stockholders who are party to the agreement will have a right (which they have waived for this offering), subject to quantity limitations we determine, or determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. We will bear all registration expenses incurred in connection with registrations. We have agreed to indemnify the investors against liabilities related to the accuracy of the registration statement used in connection with any registration effected under the agreement.

Stockholders Voting Agreement

We have entered into an agreement with some of our stockholders that, among other things, provides them with the right to designate some members of our board of directors and contains certain transfer restrictions on our shares. The stockholders agreement will terminate by its terms upon consummation of this offering.

Employment and Consulting Agreements

We have entered into employment agreements with our current executive officers. For more information regarding these agreements, see “Management — Employment Agreements.”

We have also entered into a consulting agreement with Barak Hachamov, a former member of our board of directors. Mr. Hachamov resigned from the board of directors in June 2006. The term of the consulting agreement ended on January 1, 2005. During the two-year period ended December 31, 2005, Mr. Hachamov was paid $4,000 per month for his consulting services. In connection with Mr. Hachamov’s resignation, the board approved the acceleration of 81,694 unvested options. The Company recognized compensation cost of $238,000 due to this modification.

Other Agreements

In May of 2006, we entered into an addendum to the Contractor Agreement formalizing the transfer arrangements of certain employees of Persistent during the period ending in December 2006. In November of 2005, Promod Haque, our Chairman, joined the board of directors of Persistent when Norwest Venture Partners, with whom Mr. Haque is affiliated, made an equity investment in Persistent that resulted in Norwest owning greater than 10% of Persistent’s outstanding capital stock. During the months of November and December 2005 and the year ended December 31, 2006 we incurred related party research and development expenses to Persistent under the Contractor Agreement of $0.6 million and $3.8 million, respectively. As of December 31, 2005 and December 31, 2006, we had related party payables to Persistent in the amount of $637,000 and $417,000, respectively.

Policies and Procedures for Review and Approval of Conflicting Activities

Pursuant to our written Code of Ethics, executive officers and directors are not permitted to enter into any transactions with our company without the approval of either our audit committee or our board of directors. In approving or rejecting such proposed transactions, the audit committee or board of directors, as applicable, shall consider the relevant facts and circumstances available and deemed relevant to the audit committee or board of directors, as applicable, including but not limited to the risks, costs, benefits to the company, the terms of the transactions, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee and/or board of directors shall approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee or board of directors determines in the good faith exercise of its discretion. The company has designated a compliance officer to generally oversee compliance with the Code of Ethics.

All of the transactions described above were entered into prior to the adoption of our Code of Ethics. Instead, each of the aforementioned were approved by the board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables present information regarding the beneficial ownership of our common stock as of January 15, 2007 by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our current directors;

•	each of our named executive officers;

•	all our current directors and executive officers as a group; and

•	each selling stockholder.

Percentage ownership in the tables prior to this offering is determined using 32,811,561 shares of common stock outstanding, which is based on the number of shares outstanding as of January 15, 2007, assuming the conversion of all of the outstanding shares of Series C convertible preferred stock into 17,532,502 shares of common stock and the conversion of all of the outstanding shares of Series D convertible preferred stock into 1,449,689 shares of common stock. Percentage ownership after the offering also reflects the issuance of 6,750,000 shares of common stock in this offering by us. The information assumes no exercise of the underwriters’ option to purchase additional shares. Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise noted below, the address for each beneficial owner listed on the table is c/o Veraz Networks, Inc., 926 Rock Avenue, Suite 20, San Jose, California 95131.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of January 15, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Shares of			Shares of
	Common Stock			Common Stock
	Beneficially Owned		Shares	Beneficially Owned
	Before the Offering		Being	After the Offering
Beneficial Owner	Number	Percentage	Offered	Number	Percentage

5% Stockholders:
ECI Telecom Ltd.(1)	13,147,072	40.1%	2,250,000	10,897,072	27.5%
Entities affiliated with Norwest Venture Partners(2)	4,259,297	13.0	—	4,259,297	10.8
Entities affiliated with Battery Ventures(3)	3,559,674	10.9	—	3,559,674	9.0
Entities affiliated with Argonaut Holdings(4)	3,440,231	10.5	—	3,440,231	8.7
Liberty Mutual Insurance Co.	2,506,828	7.7	—	2,506,828	6.3
Entities affiliated with Levensohn Venture
Partners, LLC(5)	2,315,197	7.1	—	2,315,197	5.9
Directors and Named Executive Officers:
Doug Sabella(6)	871,874	2.6	—	871,874	2.2
Al Wood(6)	137,500	*	—	137,500	*
Amit Chawla(7)	349,686	1.1	—	349,686	*
Pinhas Reich(6)	146,973	*	—	146,973	*
Israel Zohar(6)	174,844	*	—	174,844	*
Giora Bitan(8)	13,147,072	40.1	2,250,000	10,897,072	27.5
Bob L. Corey	—	*	—	—	*
Promod Haque(2)(9)	4,352,661	13.2	—	4,352,661	11.0
Morgan Jones(3)(10)	3,653,038	11.1	—	3,653,038	9.2
Pascal Levensohn(5)	2,315,197	7.1	—	2,315,197	5.9
Dror Nahumi	—	*	—	—	*
Directors and Executive Officers as Group(11)	25,148,845	76.5%		22,898,845	57.4%

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1)	The following individuals, who are collectively ECI Telecom Ltd.’s board of directors, maintain the voting and/or dispositive powers over these shares: Shlomo Dovrat, Michael J. Anghel, Raanan Cohen, Eyal Desheh, Yocheved Dvir, Craig Ehrlich, Avraham Fischer, Colin R. Green, Doron Inbar, Jonathan B. Kolber, Niel Ransom, Casimir Skrzypczak and Gerd Tenzer.

(2)	Includes 3,931,038 shares owned of record by Norwest Venture Partners IX, L.P. (NVP IX); 102,806 shares owned of record by NVP Entrepreneurs Fund IX, L.P. (NEF IX); and 225,453 shares owned of record by Norwest Venture Partners VII-A, L.P. (NVP VII). Promod Haque, one of our directors, is a managing director of Genesis VC Partners IX, LLC, which is the general partner of NVP IX, NEF IX and NVP VII, the record owners of these shares. Mr. Haque may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by NVP IX, NEF IX and NVP VII. Mr. Haque may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by NVP IX, NEF IX and NVP VII. Mr. Haque disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address of Norwest Venture Partners and its affiliates is 525 University Avenue, Suite 800, Palo Alto, CA 94301.

(3)	Includes 3,295,986 shares owned of record by Battery Ventures V, L.P.; 196,764 shares owned of record by Battery Ventures Convergence Fund, L.P.; and 66,924 shares owned of record by Battery Investment Partners V, LLC. Battery Ventures V, LP, Battery Ventures Convergence Fund, LP and Battery Investment Partners V, LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Battery Ventures. Morgan Jones, one of our directors, is a Member Manager of Battery Ventures and may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by Battery Ventures V, L.P.; Battery Ventures Convergence Fund, L.P.; and Battery Investment Partners V, LLC. Mr. Jones may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by Battery Ventures V, L.P.; Battery Ventures Convergence Fund, L.P.; and Battery Investment Partners V, LLC. Mr. Jones disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address of Battery Ventures and its affiliates is c/o Battery Ventures, 20 William Street, Suite 200, Wellesley, MA 02481.

(4)	Argonaut Holdings, LLC, a limited liability company is managed by Argonaut Private Equity LLC, a limited liability company. Jason Martin and Steven Mitchell are managers, and George B. Kaiser is the majority owner, of Argonaut Private Equity, LLC. Jason Martin, Steven Mitchell and George B. Kaiser may be deemed to share dispositive and voting power over the shares, which are, or may be, deemed to be beneficially owned by Argonaut Holdings, LLC. Each of these individuals disclaim beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Argonaut Holdings, LLC and its affiliates is 6733 South Yale, Tulsa, Oklahoma 74136.

(5)	Includes 873,705 shares owned of record by Star Bay Technology Ventures IV, L.P.; 1,313,008 shares owned of record by Star Bay Partners, L.P. (Rollover Fund); 45,850 shares owned of record by Star Bay Associates Fund, L.P.; and 82,634 shared owned of record by Star Bay Entrepreneurs Fund, L.P. Pascal Levensohn, one of our directors, is the Managing Partner of Levensohn Venture Partners, LLC, which is the Managing Member of Star Bay Technology Ventures IV, L.P. and Star Bay Partners, L.P. (Rollover Fund) and the General Partner of Star Bay Associates Fund, L.P. and Star Bay Entrepreneurs Fund, L.P. Mr. Levensohn is also the Managing Partner of Levensohn Capital Partners II LLC and APH Capital Management LLC, each the General Partner of Star Bay Technology Ventures IV, L.P. and Star Bay Technology Partners, L.P. (Rollover Fund), respectively. Mr. Levensohn may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by Star Bay Technology Ventures IV, L.P.; Star Bay Partners, L.P. (Rollover Fund); Star Bay Associates Fund, L.P.; and Star Bay Entrepreneurs Fund, L.P. Mr. Levensohn may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by Star Bay Technology Ventures IV, L.P.; Star Bay Partners, L.P. (Rollover Fund); Star Bay Associates Fund, L.P.; and Star Bay Entrepreneurs Fund, L.P. Mr. Levensohn disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address of Levensohn Venture Partners, LLC and its affiliates is 260 Townsend Street, Suite 600, San Francisco, CA. 94107.

(6)	Consists solely of shares issuable upon the exercise of options exercisable within 60 days after January 15, 2007. On January 19, 2007, Mr. Wood exercised 87,500 options at an exercise price of $1.14 per share.

(7)	Includes 262,358 shares issuable upon the exercise of options exercisable within 60 days after January 15, 2007.

(8)	Consists solely of shares held by ECI Telecom Ltd. Giora Bitan, one of our directors, is the Chief Financial Officer of ECI. Mr. Bitan disclaims beneficial ownership of these shares.

(9)	Includes 93,364 shares issuable upon the exercise of options exercisable within 60 days after January 15, 2007.

(10)	Includes 93,364 shares issuable upon the exercise of options exercisable within 60 days after January 15, 2007.

(11)	Includes shares issuable upon the exercise of options exercisable within 60 days after January 15, 2007. See footnotes 5, 6, 8 and 9 above.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based as of January 15, 2007 and takes into account the conversion and redemption of our preferred stock that will occur prior to or upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Outstanding Shares.  As of January 15, 2007, we had 81 stockholders, and, assuming conversion of all outstanding Series C convertible preferred stock and Series D convertible preferred stock, 32,811,561 shares of common stock issued and outstanding. In addition, as of January 15, 2007, options to purchase 7,779,083 shares of common stock were issued and outstanding and will terminate on various dates through 2016 if not exercised.

Voting Rights.  Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights, unless we are subject to Section 2115(b) of the California General Corporation Law. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences.  Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

As of January 15, 2007, assuming the closing of this offering, all outstanding shares of Series C convertible preferred stock would have been converted into 17,532,502 shares of common stock and all outstanding shares of Series D convertible preferred stock would have been converted into 1,449,689 shares of common stock. In addition, there were 5,000,048 shares of our Series A-1 redeemable preferred stock issued and outstanding, one share of our Series A-2 redeemable preferred stock issued and outstanding and 9,000,000 shares of Series B-1 redeemable preferred stock issued and outstanding. The Series A-1, A-2 and

B-1 redeemable preferred stock are not convertible into common stock and upon the closing of the offering, each share will be redeemed by us for par value, or $0.001 per share. As of January 15, 2007 we also had outstanding a warrant to purchase 16,225 shares of Series C convertible preferred stock at an exercise price of $1.716 per share. The warrant shall expire at the earlier of December 31, 2007 or our initial public offering date. See Note 11 to our consolidated financial statements for a description of the currently outstanding preferred stock.

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Veraz Networks and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding.

Options

As of January 15, 2007, under our 2001 Equity Incentive Plan and our 2003 Israeli Share Option Plan, options to purchase a total of 7,779,083 shares of common stock were outstanding and 303,305 additional shares of common stock were available for future grant.

As of January 15, 2007, options to purchase 60,000 shares of our common stock were held by an employee of ECI and a former employee of ECI. The options were granted outside of our 2001 Equity Incentive Plan and 2003 Israeli Stock Option Plan.

Warrants

In December 2002, we issued a warrant to purchase 16,225 shares of our Series C convertible preferred stock to Comdisco Ventures, Inc., or Comdisco, at an exercise price of $1.716 per share. Pursuant to the early termination provisions of the warrant, the warrant will terminate unless exercised immediately prior to the closing of this offering. Otherwise, the warrant will expire on December 31, 2007.

This warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. This warrant also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications, mergers, certain sales or conveyances, and consolidations.

We have also granted registration rights to Comdisco pursuant to an investors’ rights agreement, which is more fully described below under “Registration Rights.”

Registration Rights

As of January 15, 2007, the holders of an aggregate of 18,998,416 shares of our common stock, which shares we refer to as “registrable securities,” have the following registration rights with respect to those shares:

Demand Registration Rights.  Beginning 180 days following the closing of this offering, the holders of an aggregate of 18,998,416 shares of our common stock may require us, upon written request from holders of a majority of these shares subject to specific value minimums, and on not more than two occasions, to file a registration statement under the Securities Act of 1933 with respect to their shares.

Piggyback Registration Rights.  Following this offering, if we propose to register any of our securities under the Securities Act of 1933 either for our own account or for the account of other stockholders, the holders of an aggregate of 18,998,416 shares of our common stock will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. The holders of these rights have waived their rights to have their shares included in this offering. However, as set forth above under “Principal and Selling Stockholders” some of these holders are selling some of their shares in connection with this offering.

Registration on Form S-3.  Beginning 12 months following the effective date of this offering, the holders of an aggregate of 18,998,416 shares of our common stock will be entitled, upon their written request, to have us use reasonable efforts to register their shares on a Form S-3 registration statement at our expense provided that such requested registration has an anticipated aggregate offering size to the public of at least $500,000 and we have not already effected one registration on Form S-3 within the preceding 12-month period or four registrations on Form S-3 in the aggregate.

Expenses of Registration.  We will pay all expenses relating to any demand, piggyback or Form S-3 registrations, other than underwriting fees, discounts, allowances and commissions, subject to specified conditions and limitations.

Expiration of Registration Rights.  The rights granted to a holder under the registration agreement will terminate when we have completed this offering, the holder (together with its affiliates) holds less than 1% of our common stock and all common stock held by and issuable to such holder (and its affiliates) may be sold pursuant to Rule 144 under the Securities Act. Any shares sold in a registered offering or pursuant to Rule 144 will cease to be registrable securities.

Delaware Anti-Takeover Law and Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Delaware Law.  We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions.  Our amended and restated certificate of incorporation and bylaws that will be effective following the completion of this offering include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management including the following:

•	our board of directors can issue up to 10,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	our amended and restated certificate of incorporation provides that all stockholder actions following the completion of this offering must be effected at a duly called meeting of stockholders and not by written consent, and that only the chairman of the board, the chief executive officer and the board of directors can call special meetings of stockholders. These provisions may make it difficult for stockholders to take action without the consent of our board of directors;

•	our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	our amended and restated certificate of incorporation provides that all vacancies, including any newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution;

•	our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board or directors;

•	Our board of directors can change the number of directors at any time, provided that it cannot change the number of directors to less than the number currently in office; and

•	the stockholders cannot amend many of these provisions except by a vote of two-thirds or more of our outstanding common stock.

Nasdaq Global Market Listing

We have applied for approval of quotation of our common stock on the Nasdaq Global Market under the trading symbol “VRAZ.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock is          .

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Prior to this offering, there has been no public market for our common stock. Upon completion of the offering, we will have outstanding an aggregate of 39,561,561 shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. This leaves shares eligible for sale in the public market as follows:

Number of Shares	Date

9,000,000	As of the date of this prospectus.
30,561,561	At various times after 180 days from the date of this prospectus as described below under “Lock-up Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 395,615 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-up agreements

All of our officers and directors and substantially all of our stockholders have entered into lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock held by them as of the completion of this offering or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. on behalf of the underwriters.

Options

Upon completion of this offering, stock options to purchase a total of 7,779,083 shares of our common stock will be outstanding. These stock options have a weighted average exercise price of $1.12 and a weighted average contractual life of 7.53 years until expiration.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 8,721,817 shares of our common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above. See “Management — Employee Benefits Plans.”

Warrants

Upon completion of this offering, there will be no warrants outstanding to purchase shares of our common stock.

Registration Rights

Upon completion of this offering, the holders of 18,998,416 shares of our common stock will have certain rights regarding the registration of those shares under the Securities Act. For a detailed description of certain of these registration rights see “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , we and the selling stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. are acting as representatives and joint book-running managers, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Jefferies & Company, Inc.
Raymond James & Associates, Inc.

Total	9,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below, depending on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us and the selling stockholder to the underwriters being true;

•	there being no material change in us or the financial markets; and

•	our delivering customary closing documents to the underwriters.

The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholder have granted to the underwriters a 30-day option to purchase on a pro rata basis up to     additional shares from us and     additional outstanding shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us
Expenses payable by us
Underwriting Discounts and Commissions paid by selling stockholder
Expenses payable by the selling stockholder

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information, including our results of operations in recent periods;

•	the present stage of our development;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan. Also, our officers, directors and greater than 1% stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended with respect to both us and our officers, directors and greater than 1% stockholders until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. waive, in writing, such an extension. Further, our officers, directors and greater than 1% stockholders have agreed that they will not, during the period commencing on the date of this prospectus and ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The Nasdaq Global Market, subject to official notice of issuance, under the symbol “VRAZ”.

In connection with the listing of the common stock on The Nasdaq Global Market, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 300 beneficial owners.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or slowing a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market, and if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (Order) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

European Economic Area

To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us the selling stockholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions,” and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder, will have no liability. In the case of an action for damages, we and the selling stockholder, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO
NON-UNITED STATES HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	partnerships or other pass-through entities or investors in such entities;

•	“controlled foreign corporations,” “passive foreign corporations,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation for U.S. tax purposes created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a U.S. person.

Distributions

If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless;

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a rate of up to 31%, with a current rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding.

However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Cooley Godward Kronish LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

EXPERTS

The consolidated financial statements of Veraz Networks, Inc., and subsidiaries as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On December 19, 2005, the independent registered public accounting firm for Veraz Networks, Inc. (referred to as the “Company,” “we” or “our” in this paragraph), PricewaterhouseCoopers LLP, resigned. In January 2006, with the approval of the audit committee of our board of directors, we retained KPMG LLP to serve as the Company’s independent registered public accounting firm. PricewaterhouseCoopers LLP’s reports on our consolidated financial statements as of and for the years ended December 31, 2004 and 2003, which are not included in this prospectus because these periods were audited by KPMG LLP subsequent to the resignation of PricewaterhouseCoopers LLP, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle. In addition, during the years ended December 31, 2004 and 2003 and through December 19, 2005, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference thereto in its report on our financial statements for such years and there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v). We did not consult with KPMG LLP on any financial or accounting reporting matters described in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K prior to their appointment.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (408) 750-9400 or by mail at Veraz Networks, Inc., 926 Rock Avenue, Suite 20, San Jose, California 95131.

As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We are not currently subject to those requirements. We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

VERAZ NETWORKS, INC. AND SUBSIDIARIES

When the transaction referred to in Note 16(b) of the notes to the consolidated financial statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

Form of Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Veraz Networks, Inc.:

We have audited the accompanying consolidated balance sheets of Veraz Networks, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, redeemable and convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Veraz Networks, Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(t) to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, applying the prospective method.

Mountain View, California
March 1, 2007, except for
Note 16 which is as of
March   , 2007

VERAZ NETWORKS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

			Pro Forma
			Stockholders’
			Equity at
	December 31,		December 31,
	2005	2006	2006
	(In thousands, except share and per share data)
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$20,437	$23,189	$23,175

Restricted cash	2,192	500
Short-term investment	500	—
Accounts receivable (net of allowances of $586 and $183 as of December 31, 2005 and 2006, respectively)	20,365	24,451
Inventories	9,206	13,956
Prepaid expenses	641	2,578
Other current assets	2,227	2,614
Due from related parties	2,779	1,452

Total current assets	58,347	68,740
Property and equipment, net	6,266	7,123
Other assets	56	151

Total assets	$64,669	$76,014

LIABILITIES, REDEEMABLE AND CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$3,550	$9,042
Accrued expenses	14,313	16,519
Income tax payable	—	258
Current portion of loan payable (net of unamortized discount of $433)	—	1,277
Current portion of deferred revenue	20,155	27,074
Due to related parties	10,213	7,256

Total current liabilities	48,231	61,426
Loan payable, less current portion (net of unamortized discount of $170)	—	3,147
Noncurrent portion of deferred revenue	—	454

Total liabilities	48,231	65,027

Commitments and contingencies (Note 7)
Redeemable and convertible preferred stock:
Redeemable preferred stock, Series A-1, $0.001 par value; 5,000,048 shares authorized; 5,000,048 shares issued and outstanding at December 31, 2005 and 2006 (none pro forma); liquidation preference of $8,000	15,871	15,871	—
Redeemable preferred stock, Series A-2, $0.001 par value; 1 share authorized; 1 share issued and outstanding at December 31, 2005 and 2006 (none pro forma); liquidation preference of $1,000	1,349	1,349	—
Redeemable preferred stock, Series B-1, $0.001 par value; 9,000,000 shares authorized; 9,000,000 shares issued and outstanding at December 31, 2005 and 2006 (none pro forma); liquidation preference of $13,500	2,576	2,576	—
Convertible preferred stock, Series C, $0.001 par value; 36,000,000 shares authorized; 17,482,502 and 17,532,502 shares issued and outstanding at December 31, 2005 and 2006 (none pro forma); liquidation preference of $60,000 and $60,172 at December 31, 2005 and 2006	38,197	38,283	—
Convertible preferred stock, Series D, $0.001 par value; 5,000,000 shares authorized; none and 996,596 shares issued and outstanding at December 31, 2005 and 2006 (none pro forma); liquidation preference of $0 and $6,518 at December 31, 2005 and 2006	—	6,462	—

Total redeemable and convertible preferred stock:	57,993	64,541	—

Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; 13,002,893 and 13,789,287 shares issued and outstanding at December 31, 2005 and 2006 (32,269,820 pro forma)	13	14	32
Additional paid-in capital	5,400	6,975	71,484
Deferred stock-based compensation	(1,032)	(690)	(690)
Accumulated deficit	(45,936)	(59,853)	(59,853)

Total stockholders’ (deficit) equity	(41,555)	(53,554)	$10,973

Total liabilities, redeemable and convertible preferred stock, and stockholders’ (deficit) equity	$64,669	$76,014

See accompanying notes to consolidated financial statements

VERAZ NETWORKS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,
	2004	2005	2006
	(In thousands, except share and per share data)

Revenues:
IP Products	$12,480	$24,474	$47,314
DCME Products	48,105	41,681	38,563
Services	8,522	10,089	13,769

Total revenues	69,107	76,244	99,646

Cost of Revenues:
IP Products	5,744	10,840	20,775
DCME Products	20,090	16,953	15,056
Services	4,200	5,353	10,130

Total cost of revenues	30,034	33,146	45,961

Gross profit	39,073	43,098	53,685

Operating Expenses:
Research and development (net of grants from the Office of the Chief Scientist in Israel of $1,853, $1,553 and $1,281 in 2004, 2005 and 2006, respectively	19,935	26,527	32,555
Sales and marketing	20,474	25,798	26,497
General and administrative	5,707	5,802	8,793

Total operating expenses	46,116	58,127	67,845

Loss from operations	(7,043)	(15,029)	(14,160)
Other income (expense):
Interest income	649	919	1,186
Other income	647	350	988
Interest expense	(2)	(4)	(915)
Other expense	(62)	(512)	(612)

Other income (expense), net	1,232	753	647

Loss before income taxes	(5,811)	(14,276)	(13,513)
Income taxes	14	35	404

Net loss	$(5,825)	$(14,311)	$(13,917)

Net loss allocable to common stockholders per share — basic and diluted	$(0.50)	$(1.18)	$(1.04)

Weighted average shares outstanding used in computing net loss allocable to common stockholders per share — basic and diluted:	11,682,519	12,119,485	13,396,125

Related Party Transactions

The Consolidated Statements of Operations shown above include the following related party transactions:

	Years Ended December 31,
	2004	2005	2006

Revenues:
IP Products, related party sales	$938	$1,857	$977
DCME Products, related party sales	19,464	14,636	3,274
Cost of Revenues:
IP Products, costs arising from related party purchases	3,870	5,737	2,508
DCME Products, costs arising from related party purchases	19,644	15,511	13,970
Operating Expenses:
Research and development	675	1,501	4,525
Sales and marketing	4,707	3,839	3,942
General and administrative	475	576	535
Other income (expense):
Other income, related party	354	228	240

See accompanying notes to consolidated financial statements

VERAZ NETWORKS, INC. AND SUBSIDIARIES

Consolidated Statements of Redeemable and Convertible Preferred Stock, and Stockholders’ Deficit

					Stockholders’ Deficit
	Redeemable		Convertible				Additional	Deferred		Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Stock-Based	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Deficit
	(In thousands, except share and per share data)

Balance at January 1, 2004	14,000,049	$19,796	17,482,502	$38,197	11,737,618	$12	$3,667	$(54)	$(25,800)	$(22,175)

Exercise of stock options	—	—	—	—	157,900	—	57	—	—	57

Stock-based compensation in connection with stock options granted to non employees	—	—	—	—	—	—	17	—	—	17

Amortization of deferred stock-based compensation expense	—	—	—	—	—	—	—	28	—	28

Net loss	—	—	—	—	—	—	—	—	(5,825)	(5,825)

Balance at December 31, 2004	14,000,049	19,796	17,482,502	38,197	11,895,518	12	3,741	(26)	(31,625)	(27,898)

Exercise of stock options	—	—	—	—	1,107,375	1	336	—	—	337

Stock-based compensation in connection with stock options granted to non employees	—	—	—	—	—	—	5	—	—	5

Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	1,318	(1,318)	—	—

Amortization of deferred stock-based compensation expense	—	—	—	—	—	—	—	312	—	312

Net loss	—	—	—	—	—	—	—	—	(14,311)	(14,311)

Balance at December 31, 2005	14,000,049	19,796	17,482,502	38,197	13,002,893	13	5,400	(1,032)	(45,936)	(41,555)

Exercise of stock options	—	—	—	—	786,394	1	276	—	—	277

Stock-based compensation in connection with stock options granted to non employees	—	—	—	—	—	—	7	—	—	7

Issuance of warrant to purchase Series C convertible preferred stock	—	—	—	—	—	—	439	—	—	439

Exercise of warrant to purchase Series C convertible preferred stock	—	—	50,000	86	—	—	—	—	—	—

Issuance of Series D preferred stock, net of issuance cost of $56	—	—	996,596	6,462	—	—	—	—	—	—

Stock-based compensation in connection with stock options granted to employees	—	—	—	—	—	—	871	—	—	871

Reversal of deferred stock-based compensation upon employee terminations	—	—	—	—	—	—	(18)	18	—	—

Amortization of deferred stock-based compensation expense	—	—	—	—	—	—	—	324	—	324

Net loss	—	—	—	—	—	—	—	—	(13,917)	(13,917)

Balance at December 31, 2006	14,000,049	$19,796	18,529,098	$44,745	13,789,287	$14	$6,975	$(690)	$(59,853)	$(53,554)

See accompanying notes to consolidated financial statements

VERAZ NETWORKS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2004	2005	2006
	(In thousands)

Cash flows from operating activities:
Net loss	$(5,825)	$(14,311)	$(13,917)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,702	2,041	3,401
Provision for doubtful accounts	1,217	(44)	(68)
Stock-based compensation	45	317	1,202
Net changes in operating assets and liabilities:
Accounts receivable	(2,708)	(3,453)	(4,018)
Inventories	(1,583)	(4,447)	(4,750)
Prepaid expenses and other current assets	(219)	(47)	(2,324)
Due from related parties	946	1,083	1,327
Accounts payable	99	2,147	5,407
Accrued expenses	2,193	5,455	2,206
Income tax payable	—	—	258
Deferred revenue	3,446	9,412	7,373
Due to related parties	(4,519)	(785)	(2,957)

Net cash used in operating activities	(5,206)	(2,632)	(6,860)

Cash flows from investing activities:
Restricted cash	(273)	(919)	1,692
Short-term investment	—	(500)	500
Purchases of property and equipment	(3,290)	(4,159)	(4,173)
Other assets	12	(14)	(95)

Net cash used in investing activities	(3,551)	(5,592)	(2,076)

Cash flows from financing activities:
Proceeds from the exercise of stock options	57	337	277
Proceeds from issuance of warrant to purchase Series C convertible preferred stock	—	—	223
Proceeds from exercise of warrant to purchase Series C convertible preferred stock	—	—	86
Proceeds from issuance of Series D convertible preferred stock	—	—	6,518
Issuance cost for Series D convertible preferred stock	—	—	(56)
Proceeds from borrowings	—	—	19,585
Amortization of debt issuance cost	—	—	55
Repayment of borrowings	—	—	(15,000)

Net cash provided by financing activities	57	337	11,688

Net increase (decrease) in cash and cash equivalents	(8,700)	(7,887)	2,752
Cash and cash equivalents at beginning of year	37,024	28,324	20,437

Cash and cash equivalents at end of year	$28,324	$20,437	$23,189

Supplemental disclosure of cash flow information:
Cash paid:
Interest	$2	$4	$873

Income taxes	$38	$16	$10

Noncash financing activities:
Warrant issued in connection with loan	$—	$—	$216

See accompanying notes to consolidated financial statements

VERAZ NETWORKS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1)  The Company

Veraz Networks, Inc. (the Company), formerly known as NexVerse Networks, Inc., was incorporated under the laws of the State of Delaware on October 18, 2001.

On December 31, 2002, the Company issued to ECI Telecom Ltd. (ECI Telecom) 6,834,720 shares of Common Stock, 9,000,000 shares of Series B-1 redeemable preferred stock and 5,827,504 shares of Series C convertible preferred stock, valued at approximately $22.8 million in the aggregate, in exchange for shares held by ECI Telecom of Veraz Networks Ltd. (Veraz Ltd.) and Veraz Networks International Inc. (Veraz Int’l) and $10 million in cash. Veraz Ltd. and Veraz Int’l became wholly owned subsidiaries of the Company. As of December 31, 2006, ECI Telecom owned approximately 39% of the voting shares of the Company. Concurrent with the acquisition of Veraz Ltd. and Veraz Int’l, the Company became the exclusive worldwide distributor of a line of voice compression telecommunications products, or Digital Circuit Multiplication Equipment (DCME), for ECI Telecom under the DCME Master Manufacturing and Distribution Agreement (DCME Agreement) (see Note 3).

The Company is a provider of Internet Protocol, or IP, softswitches, media gateways and digital compression products to established and emerging wireline, wireless and broadband service providers. Service providers use the products to transport, convert and manage voice traffic over legacy and IP networks, while enabling voice over IP, or VoIP, and other multimedia communications services. The Company’s ControlSwitch softswitch solution and I-Gate 4000 family of media gateway products, enable service providers to deploy IP networks and efficiently migrate from their legacy circuit-switched networks to IP networks.

The Company has not achieved profitability since inception. The Company’s accumulated deficit aggregated $59,853,000 at December 31, 2006 and the Company expects to incur losses in future periods. The Company’s future operations are dependent on a number of factors, including market acceptance of the Company’s products, the Company’s ability to maintain relationships with its indirect channel partners and the Company’s ability to deliver products that are competitive in the market place.

The Company plans to finance its operations through raising additional capital and revenues from future sales. While management believes it has sufficient capital to fund operations through at least December 31, 2007, there is no assurance that the Company will be successful in obtaining adequate level of sales and financing needed for the long-term development of its products.

(2)  Summary of Significant Accounting Policies

The significant accounting policies of the Company are as follows:

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of Veraz Networks, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Pro Forma Stockholders’ Equity (Unaudited)

In June, 2006, the Company’s board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission (SEC) to permit the Company to proceed with an initial public offering (IPO) of its common stock. On October 20, 2006, the Company filed a Registration Statement on Form S-1. Upon consummation of this offering, all of the outstanding shares of Series C and Series D convertible preferred stock automatically convert into common stock, and the Series A-1, Series A-2 and Series B-1 redeemable preferred stock are automatically redeemed at par value and cancelled. The December 31, 2006, unaudited pro forma stockholders’ equity, disclosed in the accompanying consolidated balance sheets, has been prepared assuming the conversion of the Series C and the Series D convertible preferred stock outstanding as of December 31, 2006, into 17,532,502 and 948,031 shares of common stock respectively, and the redemption and cancellation of the Series A-1, Series A-2 and Series B-1 redeemable preferred stock. The December 31, 2006, unaudited pro forma stockholders’ equity does not include shares of common stock that may be issued upon the exercise of a warrant outstanding as of December 31, 2006, to purchase 16,225 shares of Series C convertible preferred stock, which expires upon the consummation of this offering.

(c)	Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include account receivables valuation, deferred tax asset valuation, revenue recognition, contingencies, and stock options valuation. Actual results could differ materially from those estimates.

(d)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with several high credit quality financial institutions. Cash equivalents consist primarily of commercial paper and money market investments and amounted to $17,236,000 and $17,546,000 at December 31, 2005, and 2006, respectively.

(e)	Restricted Cash

Restricted cash represents collateral securing guarantee arrangements with banks. The amounts expire upon achievement of certain agreed objectives, typically customer acceptance of the product, completion of installation and commissioning services or expiration of the term of the product warranty or maintenance period.

(f)	Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out basis. The Company periodically reviews its inventories and reduces the carrying value for the difference between the estimated market value and the carrying value for slow-moving or obsolete items, if lower, based upon assumptions about future demand and market conditions.

When the Company’s products have been shipped, but not yet installed or accepted, the revenue associated with the product has been deferred as a result of not meeting the revenue recognition criteria for delivery (see Note 2(h)). During the period between product shipment and acceptance, the Company recognizes all labor-related expenses as incurred but defers the cost of the related equipment in accordance with American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletin (ARB) No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4: Inventory Pricing, and classifies the deferred costs as “Work in process at customers’ locations” within the inventory line item (see Note 4). These deferred costs are then expensed in the same period that the deferred revenue is recognized as revenue (generally upon customer acceptance). In arrangements for which revenue recognition is limited to amounts due and payable, or of cash received, all related inventory costs are expensed at the date of customer acceptance.

(g)	Concentration of Credit Risk

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

The Company enters into certain forward foreign exchange contracts and certain derivative arrangements where the counterparty is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant.

The Company performs credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. However, when the Company uses integrators or resellers affiliated with ECI Telecom, a related party, from time to time, prior to fulfillment of the Company’s order for a particular customer, ECI Telecom has requested that the Company obtain either a letter of credit or accounts receivable insurance to mitigate any collection risk (see Note 3).

Pursuant to the DCME Agreement with ECI Telecom, a related party, the Company derives a significant portion of its revenues from sales of DCME products (70%, 55% and 39% of revenues during 2004, 2005 and 2006, respectively) and related services (9%, 8% and 6% of revenues during 2004, 2005 and 2006, respectively). Through 2005, ECI Telecom also acted as the sole source supplier for the Company’s I-Gate line of media gateways (see Note 3).

The Company receives certain of its components from other sole suppliers. Additionally, the Company relies on a limited number of contract manufacturers to provide manufacturing services for its products. The inability of any contract manufacturer, supplier or ECI Telecom to fulfill supply requirements of the Company could materially impact future operating results.

The substantial majority of the manufacturing of the Company’s hardware products occurs in Israel. In addition, a substantial portion of the Company’s operations is located in Israel, which includes the Company’s entire media gateway research and development team. The continued threat of terrorist activity or other acts of war or hostility against Israel have created uncertainty throughout the Middle East. To the extent this results in a disruption of the Company’s operations or delays of its manufacturing capabilities or shipments of its products, then the Company’s business, operating results and financial condition could be adversely affected.

The following customers contributed 10% or more of the Company’s revenues for the years ended December 31, 2004, 2005 and 2006, respectively, or accounts receivable and due from related parties as of December 31, 2005 and 2006, respectively. The Company has not experienced credit issues with any of these customers.

	Years Ended December 31,
	2004	2005	2006

Revenues:
ECI Telecom and its subsidiaries	29%	21%	*
Technoserv	13%	13%	*
Classica	*	10%	12%
Belgacom	*	*	12%

	December 31,
	2005	2006

Accounts Receivable and Due from Related Parties:
ECI Telecom and its subsidiaries	12%	*
Belgacom	17%	*
Classica	12%	16%

*	Represents less than 10%

Activity related to allowance for doubtful accounts consisted of the following (in thousands):

		Charges
	Beginning	(Reductions) to		Ending
	Balance	Operations	Write-Offs	Balance

Accounts receivable allowances:
Year ended December 31, 2004	$484	1,217	(1,054)	$647
Year ended December 31, 2005	$647	(44)	(17)	$586
Year ended December 31, 2006	$586	(68)	(335)	$183

(h)	Revenue Recognition

DCME product revenues consists of revenues from the sale of the DCME hardware products. IP product revenues consists of revenues from the sale of the I-Gate family of media gateway hardware products, the ControlSwitch family of softswitch modules, and the Secure Communications Software. Services revenue consists of revenues from separately-priced maintenance and extended warranty contracts, post-contract customer support (PCS), installation training and other professional services.

As discussed in Notes 1, 2(f) and 3, the Company is the exclusive distributor of DCME products under the DCME Agreement with ECI Telecom, a related party. The Company has determined that revenues from sales of DCME products should be reported on a gross basis after considering the indicators included in Emerging Issues Task Force Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (EITF Issue No. 99-19). Specifically, the Company is the primary obligor, maintains the general inventory risk, and determines the product specifications based on the customer’s order.

Revenue from standalone sales of DCME products is recognized in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). When sales of DCME are bundled with installation services, the hardware and services are accounted for as separate units of accounting as the deliverables meet the separation criteria in EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue for each deliverable is recognized in accordance with SAB 104.

All of the Company’s IP products may be sold in a bundled arrangement that includes PCS, installation, training, and other professional services. The Company’s media gateway hardware, when sold in a bundled arrangement, is referred to as a static trunking solution, and when sold in a bundled arrangement that includes the Company’s softswitch module software is referred to as a VoIP solution. When the Company’s Secure Communications Software is sold in a bundled arrangement with DCME hardware, it is referred to as a Secure Communications solution.

In sales of static trunking solutions, VoIP solutions or Secure Communications solutions, the software is considered more than incidental to the arrangement and essential to the functionality of the hardware. Therefore, all revenue from these arrangements is recognized in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.

In accordance with both SAB 104 and SOP 97-2, the Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is probable. The Company evaluates each of the four criteria as follows:

(i) Persuasive evidence of an arrangement exists

The Company’s customary practice is to have a written contract, which is signed by both the customer and the Company, or a purchase order or other written or electronic order documentation for those customers who have previously negotiated a standard arrangement with the Company.

(ii) Delivery has occurred

For standalone sales of DCME products, revenue is recognized when title and risk of loss has passed to the customer, which is typically at time of shipment. Revenue is recognized for installation services, if any, as the services are performed. The Company sells its DCME products through its direct sales force and channel partners. For DCME products sold through indirect channels, revenue is recognized either on a sell-in basis or when the channel partner sells the product to the end user, depending on the Company’s experience with the individual channel partner.

Prior to the third quarter of 2006, the Company did not have vendor-specific objective evidence (VSOE) of fair value for IP services. Hence, for sales of static trunking solutions, revenue was deferred until installation and training services were completed. However, as the Company had VSOE for related PCS based on stated renewal rates, the Company recognized revenue using the residual method upon completion of the services. Under the residual method, upon completion of the services, PCS revenue equal to its VSOE was deferred and recognized ratably over the PCS term.

VoIP solution arrangements typically require evidence of customer acceptance of the implementation of the VoIP solution in the customer’s network, including the ability of the network to carry live data traffic. As a result, delivery of the software, hardware and services is not considered to have occurred until evidence of acceptance is received from the customer. For most arrangements, the Company has established VSOE for the related PCS based on stated renewal rates. Therefore, upon customer acceptance, the Company recognizes revenue using the residual method. For arrangements in which the Company is unable to establish VSOE for its PCS, the entire arrangement fee is deferred and recognized ratably over the PCS term after delivery and acceptance of the software, hardware and services.

For sales of Secure Communications solutions, delivery of the DCME hardware and Secure Communications Software is considered to have occurred when title and risk of loss has passed to the customer, which is typically at time of shipment. Installation services are generally not sold as part of a Secure Communications solution and are not considered essential to the functionality of the hardware or software. For sales of Secure Communication solutions that include installation but do not include PCS, the Company recognized revenue upon completion of those installation services prior to the third quarter of 2006. Generally, sales of Secure Communication solutions do not include a stated renewal rate for PCS. Under those arrangements the entire arrangement fee is deferred and recognized ratably over the PCS term, which always exceeds the period over which the installation services are performed. In the event an arrangement has a stated renewal rate for PCS, then the Company uses that rate as VSOE for the PCS.

Beginning in the third quarter of 2006, the Company established VSOE of fair value for IP services. The Company limits its assessment of VSOE of fair value to the price charged when the same element is sold separately. Accordingly, assuming all other revenue recognition criteria are met, revenue is recognized upon delivery of the hardware and software using the residual method.

Revenue from sales of standalone training courses is recognized when the services are completed. Revenues from separately priced hardware maintenance or extended hardware warranty contracts are recognized ratably over the contract term. The amount recognized is based on the amount on the invoice.

(iii) The fee is fixed or determinable

The Company does not offer a right of return to its customers. Arrangement fees are generally due within one year or less from the later of the date of delivery or acceptance. Some arrangements may have payment terms extending beyond these customary payment terms and therefore the arrangement fees are considered not to be fixed or determinable. For multiple element arrangements with payment terms that are considered not to be fixed or determinable, revenue is recognized equal to the cumulative amount due and payable after allocating a portion of the cumulative amount due and payable to any undelivered elements (generally PCS) based on VSOE, after delivery and acceptance of the software, hardware and services, and assuming all other revenue recognition criteria are satisfied. As discussed in Note 2(f), “Inventories,” the Company defers the cost of inventory when products have been shipped, but have not yet been installed or accepted, and expenses those costs in full in the same period that the deferred revenue is recognized as revenue (generally upon customer acceptance). In arrangements for which IP revenue recognition is limited to amounts due and payable, all related inventory costs are expensed at the date of acceptance; this will initially result in lower or negative product margins and cause higher margins in subsequent periods, as compared to similar arrangements with customary payment terms.

(iv) Collectibility is probable

Collectibility is assessed on a customer-by-customer basis. The Company evaluates the financial position, payment history, and ability to pay of new customers, and of existing customers that substantially expand their commitments. If it is determined prior to revenue recognition that collectibility is not probable, recognition of the revenue is deferred and recognized upon receipt of cash, assuming all other revenue recognition criteria are satisfied. In arrangements for which IP revenue recognition is limited to amounts of cash received, all related inventory costs are expensed at the date of acceptance; this will initially result in lower or negative product margins and cause higher margins in subsequent periods, as compared to similar arrangements with customary payment terms.

Revenues include amounts billed to customers in sales transactions for shipping and handling. Shipping and handling fees represent less than 1% of revenues in each of 2004, 2005 and 2006. Shipping and handling costs are included in cost of revenues.

For purposes of classification in the consolidated statements of operations, revenue from sales of static trunking solutions, VoIP solutions, and Secure Communications solutions is allocated between DCME Products, IP Products and Services, as applicable, based on VSOE for any elements for which VSOE exists or based on the relative stated invoice amount for elements for which VSOE does not exist.

(i)	Deferred Revenue

Deferred revenue represents fixed or determinable amounts billed to or collected from customers for which the related revenue has not been recognized because one or more of the revenue recognition criteria have not been met. The current portion of deferred revenues represents deferred revenue that is expected to be recognized as revenue within 12 months from the balance sheet date.

(j)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives used consist of three years for furniture, computer equipment and related software and five years for production, engineering and other equipment. Depreciation of leasehold improvements is computed using the shorter of the remaining lease term or five years.

(k)	Intangible Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, intangible assets considered to have finite useful lives are amortized to expense over their respective useful lives. Acquired maintenance contracts and customer relationships are amortized on a straight-line basis with estimated useful lives of three years. The amortization of maintenance contracts and customer relationships is included in cost of revenues for DCME products and amounted to $59,000 and $60,000 in 2004 and 2005, respectively. Core and developed technology is amortized based on units sold that incorporate the technology acquired. The amortization of core and developed technology is included in cost of revenues for IP products and amounted to $310,000 and $0 in 2004 and 2005, respectively.

In 2004 and 2005, amortization expense totaled $369,000 and $60,000, respectively. All intangible assets are fully amortized as of December 31, 2005.

(l)	Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(m)	Advertising Costs

The Company expenses all advertising costs as incurred. The Company incurred $125,000, $114,000 and $231,000 in advertising costs in 2004, 2005 and 2006, respectively.

(n)	Capitalized Software Development Costs

Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized until the product is available for general release. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when the quality assurance testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

(o)	Research and Development

Research and development expenses include payroll, employee benefits, equipment depreciation, materials, and other personnel-related costs associated with product development and are charged to expense as incurred.

(p)	Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade (OCS) as a reduction of research and development expenses. Royalties payable to the OCS are classified as cost of revenues.

(q)	Foreign Currency Translation

The functional currency of the Company’s non-U.S. subsidiaries is the U.S. dollar. Transactions and monetary balances denominated in non-dollar currencies are remeasured into dollars using current exchange rates. Transaction gains or losses are recorded in other income (expense), net.

(r)	Foreign Currency Forward Contracts

The Company enters into forward foreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on payroll expenses. Although the Company believes that these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is recorded at fair value and changes in fair value are recognized in income immediately. As of December 31, 2005 the Company had $5,400,000 in forward contract for the purchase of new Israeli shekels. As of December 31, 2005 the fair value of the forward contracts was $20,000. As of December 31, 2006, the Company did not have any forward contracts outstanding.

(s)	Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes (SFAS No. 109), using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be more likely than not realized.

Income taxes payable are recorded whenever there is a difference between amounts reported by the Company in its tax returns and the amounts the Company believes it would likely pay in the event of an examination by the taxing authorities.

(t)	Stock-Based Compensation

The Company has stock-based compensation plans, which are described in Note 14. Prior to January 1, 2006, the Company accounted for options granted to employees and directors using the intrinsic-value-based method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (FIN 44), and had adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and SFAS No. 148, Accounting for Stock-Based — Compensation Transition and Disclosure (SFAS No. 148).

In accordance with APB Opinion No. 25, stock-based compensation expense, which is a non-cash charge, resulted from stock option grants at exercise prices that, for financial reporting purposes, were determined to be below the estimated fair value of the underlying common stock at date of grant. During the period January through September 2005, the Company granted options to employees to purchase a total of 2,363,593 shares of common stock at an exercise price of $0.50 per share. At the respective dates of grant, the fair value of the common stock was determined by the board of directors with input from management. Because there has been no public market for the Company’s common stock, the board of directors determined the fair value of the common stock by considering a number of objective and subjective factors, including the Company’s operating and financial performance, corporate milestones, the price at which the Company sold shares of convertible preferred stock, the superior rights and preferences of the convertible preferred stock and the risk and non-liquid nature of the Company’s common stock. The Company did not obtain contemporaneous valuations from an independent valuation specialist during this period. Instead, the Company relied on its board of directors to determine a reasonable estimate of the then current value of the Company’s common stock.

In November 2005, in response to the adoption by the Internal Revenue Service of Internal Revenue Code Section 409A, the Company re-evaluated the estimated fair value of its common stock for financial reporting purposes for the year ended December 31, 2005. To assist management in re-evaluating the estimated fair value of the Company’s common stock, the Company engaged Valuation Research Corporation (VRC), an independent valuation specialist, to perform retrospective valuations as of January 1, 2005 and April 15, 2005, and a contemporaneous valuation as of December 15, 2005.

VRC provided the Company with valuation reports dated March 17, 2006, which estimated the fair value of the Company’s common stock at $1.04 as of January 1, 2005, at $1.14 as of April 15, 2005, and $1.54 as of December 15, 2005. Based upon the reports from VRC, management determined that the fair value of the common stock underlying options to purchase 2,363,593 shares of common stock granted during the period from January through September 2005 exceeded the option exercise price. The exercise prices on these options were modified and increased to the respective reassessed fair value at date of grant. In November 2005, the board of directors granted options to employees to purchase 611,150 shares of common stock at an exercise price of $1.62 per share based on a preliminary valuation. As the exercise price of those options exceeded the final valuation of $1.54 per share, the Company did not modify the options to reduce the exercise price.

Determining the fair value of the Company’s common stock requires making complex and subjective judgments. In estimating the fair value of the Company’s common stock as of January 1, April 15, and December 15, 2005, VRC employed a two-step approach that first estimated the fair value of the Company as a whole, and then allocated the enterprise value to the Company’s common stock. VRC’s approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

VRC utilized an income approach and two market approaches to estimate the enterprise value. The income approach consisted of the discounted cash flow method which involved applying appropriate discount rates to estimated future cash flows that are based on forecasts of revenue and costs. These cash flow estimates were consistent with the plans and estimates that management used to manage the business. There is inherent uncertainty in making these estimates. The risks associated with achieving the forecasts were assessed in selecting the appropriate discount rates which ranged from 22% to 26%. If different discount rates had been used, the valuations would have been different. The market approaches that VRC used were a comparable public company analysis and a comparable acquisition analysis. Based on the three approaches, VRC arrived at a high and low range for the total equity value of the Company and concluded on the average of the three as the estimated enterprise value.

VRC then utilized the option-pricing method to allocate the total equity value to the various securities that comprised the Company’s capital structure. Application of this method involved making estimates of the anticipated timing of a potential liquidity event such as a sale of the Company or an IPO. The anticipated timing and likelihood of each scenario was based on the plans of the Company’s board of directors and management as of the respective valuation date. Under each scenario, the enterprise value of the Company was allocated to preferred and common shares using the option-pricing method under which values are assigned to each class of the Company’s preferred stock and the common stock is viewed as an option on the remaining equity value. The options were valued using the Black-Scholes option-pricing model which required estimates of the volatility of the Company’s equity securities. Estimating volatility of the share price of a privately held company is complex because there is no readily available market price for the shares. The volatility of the stock was based on available information on volatility of stocks of public traded companies in the industry. Had the Company used different estimates of volatility, the allocations between preferred and common shares would have been different. The option-pricing method resulted in an estimated fair value per share of the Company’s common stock that was reduced for lack of marketability by a discount of 40%, 40%, and 26% in the January 2005, April 2005 and December 2005 valuations, respectively. The discounts for lack of marketability at each valuation date were determined by considering restricted stock and studies of pre-IPO company valuations.

Information on employee stock options granted during 2005 is summarized as follows:

		Original	Reassessed Fair
	Number of	Exercise	Value per	Intrinsic
	Options	Price	Share/Modified	Value
Period of Issuance	Granted	per Share	Exercise Price	per Share

Jan - Mar 2005	1,804,000	$0.50	$1.04	$0.54
Apr - Jun 2005	376,999	$0.50	$1.14	$0.64
Jul - Sep 2005	182,594	$0.50	$1.30	$0.80
Oct - Dec 2005	611,150	$1.62	$1.54	$—

As a result of the reassessed fair value of options granted during the nine months ended September 30, 2005, the Company recorded deferred stock-based compensation related to these options of $1,318,000 during the year ended December 31, 2005, which is being amortized over the vesting period of the applicable options on a straight-line basis. During 2006 the Company reversed $18,000 of deferred stock-based compensation due to employee terminations. During the years ended December 31, 2005, and 2006, the Company amortized $286,000 and $324,000, respectively, of deferred stock-based compensation, leaving $690,000 to be amortized in future periods. The total unamortized deferred stock-based compensation recorded for all outstanding option grants made through December 31, 2005 is expected to be amortized as follows: $324,000 in 2007, $324,000 in 2008, and $42,000 in 2009.

The Company accounts for stock options granted to non-employees on a fair-value basis in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. As a result, the amount of stock-based compensation expense recorded for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the estimated fair value of the Company’s common stock.

For disclosure purposes under SFAS No. 123, the fair value of each employee and director option granted was estimated on the date of grant using the minimum-value method with the following weighted average assumptions:

	Years Ended December 31,
	2004	2005

Expected term in years	5	5
Risk-free interest rate	3.47%	3.91%
Volatility	0%	0%
Dividend yield	—	—

The weighted average minimum value per share of options granted to employees for the years ended December 31, 2004 and 2005 under the minimum-value method amounted to approximately $0.08 and $0.20, respectively.

For pro forma disclosure purposes, the estimated minimum value of the options granted to employees is amortized using the straight-line method over the vesting period, typically four years. The pro forma information follows (in thousands, except per share data):

	Years Ended December 31,
	2004	2005

Net loss, as reported	$(5,825)	$(14,311)
Add:
Employee stock-based compensation included in reported loss as determined under the intrinsic-value method, net of related tax effects	28	312
Deduct:
Total employee stock-based compensation expense determined under minimum-value-based methods, net of related tax effects	(111)	(487)

Pro forma net loss	$(5,908)	$(14,486)

Net loss per common share basic and diluted:
As reported	$(0.50)	$(1.18)

Pro forma	$(0.51)	$(1.20)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004), Share-Based Payment, (SFAS No. 123R), using the prospective transition method, which requires the Company to apply the provisions of SFAS No. 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the effective date. Under this transition method, total employee stock-based compensation expense recognized beginning January 1, 2006 is based on the following: (a) the grant-date fair value of stock option awards granted or modified after January 1, 2006; and (b) the balance of deferred stock-based compensation related to stock option awards granted prior to January 1, 2006, which was calculated using the intrinsic value method as previously permitted under APB Opinion No. 25.

Under SFAS No. 123R, the Company estimated the fair value of stock options granted using the Black-Scholes option-pricing model. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The expected term represents the period that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of the Company’s stock-based awards. The computation of expected volatility for the year ended December 31, 2006 is based on the historical and implied volatility of comparable companies from a representative peer group based on industry and market capitalization data. As required by SFAS No. 123R, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

In April and May 2006, the Company granted options to employees to purchase a total of 691,349 shares of common stock at an exercise price of $1.80 per share. At the respective dates of grant, the fair value of the common stock was determined by the board of directors with input from management. The board of directors determined the fair value of the common stock by considering a number of objective and subjective factors, including the December 2005 valuation of the Company’s common stock at $1.54. The Company did not obtain contemporaneous valuations from an independent valuation specialist during this period. Instead, the Company relied on its board of directors to determine a reasonable estimate of the then current value of the Company’s common stock.

In August 2006, the Company again engaged the independent valuation specialist to perform a valuation of the Company’s common stock. The valuation specialist estimated the fair value of the Company’s common stock at $6.18 per share as of August 15, 2006, using the same approaches and methods as described above on a consistent basis. The significant increase in valuation as of August 2006, as compared to the December 2005 valuation, was partially due to a reduced discount rate used to estimate future cash flows to 20%, a reduced discount used for lack of marketability to 15%, and an increase in the weighted probability of an IPO as a potential liquidity event. The discount for lack of marketability at the valuation date was determined by considering restricted stock and pre-IPO studies and was further supported by use of the put-option method under which the fair value of a restricted share of stock is estimated as the fair value of a similar unrestricted share less the fair value of an at-the-money put option on those shares. After reviewing the valuation report as of August 15, 2006, management decided to use the $6.18 per share valuation of the underlying common stock when estimating the fair value, and related compensation expense, associated with the options granted in April and May 2006.

Management considered a variety of factors in reaching its conclusion regarding the valuation increase of the common stock from December 2005 through April 2006. Management recognized that during this period revisions had been made to the four year financial plan base on substantially better than expected performance to date and an increase in the Company’s sales, in excess of the expectations set in December 2005. The Company released the first version of a new product solution offering, which the Company expected to substantially increase the total available market to it. During the first quarter of 2006, the Company initiated preliminary discussions with investment bankers regarding a potential public offering of its common stock. Management determined that from April 2006 through August 2006, there were no material changes to the Company sufficient to justify a substantial difference in the April 2006 valuation as compared to the August 2006 valuation for financial reporting purposes. Therefore, management chose to retroactively apply the $6.18 August valuation to the April and May 2006 option grants for financial reporting purposes.

In October 2006, the Company granted options to employees to purchase a total of 427,650 shares of common stock at an exercise price of $6.18 per share, which represented the fair value of the common stock on the date of grant as determined by the board of directors with input from management and after reviewing the valuation report from August 2006. In preparing the 2006 financial statements, the Company reassessed the estimated fair value of the common stock as of October 11, 2006 to $8.50 per share for financial reporting purposes. In reassessing the estimated fair value of its common stock as of October 11, 2006, the Company applied three separate quantitative methodologies that the Company believes are consistent with the American Institute of Certified Public Accountant’s “Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Guide”).

In particular the Company utilized its August 2006 independent valuation and updated portions of the model to reflect changes in the public markets, based on the market capitalizations of comparable public companies, and changes in the Company’s business and prospects between August 15, 2006 and October 11, 2006. Specifically, the Company reduced the discount for lack of marketability to 8% and considered only an IPO as a potential liquidity event. The second methodology the Company applied was to review the preliminary price estimate it had received from its underwriters in January 2007 and, after determining that 22% was a risk-appropriate probability weighted expected 6-month return, applied that 22% as a discount. Finally, the Company considered the independent valuation it had received in August as establishing the market value for its common stock as of August 15, 2006 and applied a 22% increase to that established market value. The 22% increase represented the change in the price to earnings multiples for comparable public companies that had occurred during the period from August 15 to October 11, 2006. After reviewing the results of each of the three methodologies described above the Company determined that a value of the common stock of $8.50 per share was appropriate and reasonable as of October 11, 2006.

On December 11, 2006, the Company granted options to employees to purchase a total of 26,500 shares of common stock at an exercise price of $6.18 per share which represented the fair value of the common stock on the date of grant as determined by the board of directors with input from management and after reviewing the valuation report from August 2006. In preparing the 2006 financial statements, the Company reassessed the estimated fair value of the common stock as of December 11, 2006 to $10.50 per share for financial reporting purposes. In reassessing the estimated fair value of its common stock as of December 11, 2006, the Company applied the same three methodologies it had applied for its October 2006 reassessment. Additionally, the Company considered that if an IPO would have become effective at the time of the first closing of its Series D convertible preferred stock issuance in the middle of December 2006, a conversion of one share of Series D convertible preferred stock into one share of common stock would have equated to an estimated fair value of the common stock of approximately $10.50 (or $6.54 divided by 62.5%).

Like the October 2006 valuation, in reassessing the fair value of the common stock as of December 11, 2006, the Company utilized its August 2006 independent valuation and updated portions of the model from that valuation to reflect changes in the public markets, based on the market capitalizations of comparable public companies, and changes in the Company’s business and prospects between August 15, 2006 and October 11, 2006. Specifically, the Company reduced the discount for lack of marketability to 8% and included only an IPO as the potential liquidity event. The second methodology the Company applied was to review the preliminary price estimate it had received from its underwriters in January 2007 and, after determining that 7% was a risk-appropriate probability weighted expected 4-month return, applied that 7% as a discount. Third, the Company considered the independent valuation it had received in August as establishing the market value for its common stock as of August 15, 2006 and applied a 58% increase to that established market value. The 58% represented change in the price to earnings multiples for comparable public companies that occurred during the period from August 15 to December 11, 2006. For these reasons, as well as Series D convertible preferred stock methodology described above, the Company reassessed the estimated fair value of the common stock in December to $10.50 per share for financial reporting purposes.

Information on employee stock option granted in 2006 is summarized as follows:

	Number of		Fair Value
	Options	Exercise	Of Underlying	Intrinsic Value
	Granted	Price	Common Stock	Per Option

April 25, 2006	191,850	$1.80	$6.18	$4.38
May 8, 2006	499,499	$1.80	$6.18	$4.38
October 11, 2006	427,650	$6.18	$8.50	$2.32
December 11, 2006	26,500	$6.18	$10.50	$4.32

The following weighted average assumptions were used to value options granted during the year ended December 31, 2006:

Year Ended
December 31, 2006

Expected term in years	6.31
Risk-free interest rate	4.90%
Volatility	78%
Dividend yield	—
Estimated fair value per share of underlying common stock	$7.15

The weighted average fair value per share of options granted to employees for the year ended December 31, 2006, was approximately $5.86.

For the year ended December 31, 2006, the total compensation cost related to stock-based awards granted under SFAS No. 123R to employees and directors was approximately $5,982,000. This cost will be amortized on a straight-line basis over a period of approximately four years. In 2006 the amortization amounted to $633,000. In addition, the Company recognized compensation cost of $238,000 due to the accelerated vesting of certain options. As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s loss from operations and net loss for the year ended December 31, 2006 are each $126,000 greater than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. Net loss per share in 2006 would not have changed if the Company had not adopted SFAS No. 123R.

In accordance with SFAS No. 123R, unamortized compensation expense on stock option grants after January 1, 2006 is not included in deferred stock-based compensation. The balance in deferred stock-based compensation as of December 31, 2006 is $690,000, which is comprised of employee stock option grants prior to December 31, 2005, subject to vesting.

(u)	Net Loss Allocable to Common Stockholders per Share

Net loss allocable to common stockholders per share is computed in accordance with SFAS No. 128, Earnings per Share, by dividing the net loss allocable to common stockholders by the weighted average number of shares of common stock outstanding. The Company has outstanding stock options, warrants, and convertible preferred stock, which have not been included in the calculation of diluted net loss allocable to common stockholders per share because to do so would be anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss allocable to common stockholders per share for each period are the same.

The following table sets forth potential common stock that was not included in the diluted net loss allocable to common stockholders per share calculations because to do so would be anti-dilutive:

	Years Ended December 31,
	2004	2005	2006

Stock options	6,669,465	7,648,653	7,823,875
Stock options granted outside of plans	125,883	73,650	60,000
Warrants	16,225	16,225	16,225
Series C Convertible preferred stock	17,482,502	17,482,502	17,532,502
Series D Convertible preferred stock	—	—	948,031

The Company follows EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128 (EITF Issue No. 03-6), which establishes standards regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF Issue No. 03-6 requires earnings available to common shareholders for the period, after deduction of redeemable convertible preferred stock dividends, to be allocated between the common and redeemable convertible preferred shareholders based on their respective rights to receive dividends. Basic EPS is then calculated by dividing income allocable to common shareholders (including the reduction for any undeclared, preferred stock dividends assuming current income for the period had been distributed) by the weighted average number of shares outstanding. EITF Issue No. 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock; therefore, the following EPS amounts only pertain to the Company’s common stock.

The Company calculates diluted EPS under the if-converted method unless the conversion of the convertible preferred stock is anti-dilutive to basic EPS. The convertible preferred stock is not included in the calculation of basic or diluted EPS as it is anti-dilutive for the years ended December 31, 2004, 2005 and 2006.

(v)	Fair Value of Financial Instruments

The fair value of financial instruments represents the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and the carrying amounts of financial instruments that are recognized at historical amounts.

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable, long-term liabilities and foreign exchange contracts, approximate their fair value.

(w)	Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in a full set of general-purposes financial statements. There was no difference between the Company’s net loss and its total comprehensive loss for the years ended December 31, 2004, 2005, and 2006, respectively.

(x)	Transfers of Financial Assets

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 140), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company structures the arrangements such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to two Israeli financial institutions.

(y)	Recent Accounting Pronouncements

In July, 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently analyzing the effects of FIN 48 on the Company’s consolidated financial position and results from operations.

(3)  Related Party Transactions

On December 31, 2002, the Company issued 6,834,720 shares of its Common Stock, 9,000,000 shares of its Series B-1 redeemable preferred stock and 5,827,504 shares of its Series C convertible preferred stock to ECI Telecom Ltd. in exchange for 100% of the outstanding shares of Veraz Networks Ltd. and Veraz Networks International and $10 million in cash. Veraz Networks Ltd. and Veraz Networks International are resellers of DCME equipment and providers of the I-Gate family of media gateways. As a result of this acquisition, (1) the Company combined its ControlSwitch and I-Gate media gateways and began delivering a combined solution for IP telephony, (2) ECI Telecom Ltd. and an affiliate entity assigned certain intellectual property rights with respect to VoIP and granted an irrevocable license under certain patents and intellectual property to Veraz Networks Ltd., and (3) ECI Telecom Ltd. granted the Company a limited non-exclusive, royalty free non-transferable license under certain trademarks and service marks.

As a result of the acquisition of Veraz Networks Ltd. and Veraz Networks International in December 2002, at December 31, 2006 ECI Telecom holds approximately 39% (32% assuming full dilution) of the Company’s voting shares. As a result of certain voting agreements entered into by the stockholders of the Company, ECI Telecom has the right to appoint three of the Company’s nine authorized members of the board of directors. At December 31, 2006, ECI Telecom had appointed two of the Company’s existing seven directors.

The Company is the exclusive worldwide distributor of the DCME line of products manufactured by ECI Telecom under the DCME Agreement, which was executed in December 2002 and was effective through December 31, 2005 (the Initial Term). Under the DCME Agreement, ECI Telecom manufactures or subcontracts the manufacture of all DCME equipment sold by the Company and also provides certain supply, service and warranty repairs. The DCME Agreement is automatically renewed for successive one-year periods unless earlier terminated and was renewed for the period ending December 31, 2007. The DCME Agreement may only be terminated by ECI Telecom in the event the Company projects DCME revenues of less than $1,000,000 in a calendar year, the Company breaches a material provision of the agreement and fails to cure such breach within 30 days, or the Company becomes insolvent.

The Company pays ECI Telecom a purchase price for the DCME products that is computed as a percentage of revenue. The purchase price declined each year during the Initial Term and is subject to negotiation in all later periods. The percentage decrease in the purchase price was 10% and 9% in 2004 and 2005, respectively. The purchase price remained unchanged in 2006. From time to time, prior to fulfillment of the Company’s order for a particular customer, ECI Telecom has requested that the Company obtain either a letter of credit or accounts receivable insurance to mitigate any collection risk. Amounts accrued under this arrangement are included in DCME Products, costs of revenue in the consolidated statements of operations.

The DCME Agreement also provided for the Company to function as ECI Telecom’s collection agent for certain specified DCME related receivables that were outstanding as of September 30, 2002. The Company received a collection fee of 10% or 20% of the receivable collected. Collection fees earned in the years ended December 31, 2004, 2005 and 2006 are included in other income in the consolidated statements of operations.

Through 2005, ECI Telecom also acted as the sole source supplier for the Company’s I-Gate line of media gateways, as governed under the VoIP Master Manufacturing and Distribution Agreement (the VoIP Agreement), which was executed in December 2002 and was effective through December 31, 2005. Under the VoIP Agreement, ECI Telecom was responsible for the manufacture of products pursuant to purchase orders placed by the Company. The price for each product was calculated in accordance with a pricing model that established a fixed profit percentage for ECI Telecom. In addition to the inventory purchased, as of December 31, 2004, 2005 and 2006 the Company had open purchase commitments with ECI Telecom totaling approximately $3.7 million, $1.0 million and $0.1 million, respectively. Costs of these products are included in IP Products, cost of revenues in the consolidated statements of operations.

At the end of 2005, the Company gave notice to ECI Telecom that it would not renew the VoIP Agreement. Beginning in 2006, the Company purchases raw material and components to its I-Gate line of media gateways, under binding purchase orders for each product covered by a product forecast, from an unrelated third party located in Israel.

The Company has also contracted with ECI Telecom for the use of certain of its European subsidiaries for selling and support activities. The Company records revenue related to sales to the subsidiaries either on a sell-in basis or when a binding sales agreement with an end-user has been made, depending on the Company’s experience with the individual integrator or reseller. Revenues generated from sales under these arrangements are included in DCME Product, and IP Product, revenues, in the consolidated statements of operations, depending on the nature of the products sold. The Company also reimburses these subsidiaries for certain operating expenses, such as local sales and marketing support. The Company has also contracted with ECI Telecom and certain of its European subsidiaries for local support, technology and administrative services. The Company allocates such expenses between research and development, sales and marketing, and general and administrative, in the consolidated statements of operations.

On December 31, 2002, the Company entered into a sublease agreement with ECI Telecom for office space of 4,951 square feet located in Florida for a term that ended on September 30, 2004. On August 31, 2004, the Company entered into a new sublease agreement with ECI Telecom that commenced on October 1, 2004 for office space of 4,279 square feet located in Florida, which was amended on January 31, 2006 to include an additional 652 square feet. The substantial portion of the space has a lease term that expires in September 2011 and the remainder expires per its terms on January 31, 2008, subject to the Company’s option for extension on an annual basis through September 2011. The monthly rent for the sublease in 2004, 2005 and 2006 amounted to approximately $9,000, $9,000, and $10,000, respectively. ECI Telecom rent is included in general and administrative expense, in the consolidated statements of operations.

On October 1, 2003, the Company entered into a Contractor Agreement with Persistent Systems Pvt. Ltd. (Persistent). Under the Contractor Agreement, Persistent provided independent contract research and development employees located at Persistent’s facility in Pune, India. At the end of the initial two-year period of the Contractor Agreement, the Company exercised its option under the contract to convert some of the Persistent employees performing services under the Contractor Agreement into full-time Veraz employees. In May of 2006, the Company entered into an addendum to the Contractor Agreement formalizing the transfer arrangements of certain employees of Persistent during the period ending in December 2006. In November of 2005, Promod Haque, the Company’s Chairman, joined the board of directors of Persistent when Norwest Venture Partners, with whom Mr. Haque is affiliated, made an equity investment in Persistent that resulted in Norwest Venture Partners owning greater than 10% of Persistent’s outstanding capital stock. During the months of November and December 2005 and the year ended December 31, 2006, the Company incurred related party research and development expenses to Persistent under the Contractor Agreement of $0.6 million and $3.8 million, respectively. As of December 31, 2005 and 2006, the Company had related party payables to Persistent in the amount of approximately $637,000 and $417,000 respectively.

In December 2005, one of the significant stockholders of the Company purchased 200,000 shares of common stock from an employee of the Company at a price per share that approximated the then current fair value, for total proceeds of $324,000.

In June 2006, the Company entered into a memorandum of understanding with ECI Telecom regarding the payment allocation of certain fees, costs, potential settlement amounts and other payments relating to a complaint filed against ECI Telecom, Inc., by a former employee who in the past had performed services for both the Company and ECI Telecom. Pursuant to this agreement, the Company agreed to pay 75% of such expenses and ECI Telecom agreed to pay 25% of such expenses.

(4)  Balance Sheet Components

The following tables provide details of selected balance sheet items as of December 31, 2005 and 2006 (in thousands):

	December 31,
	2005	2006

Inventories:
Finished products	$2,171	$1,413
Work in process at customers locations	5,294	7,809
Raw material and components	1,741	4,734

	$9,206	$13,956

	December 31,
	2005	2006

Property and equipment, net:
Computer equipment and software	$7,419	$10,306
Production, engineering and other equipment	8,457	9,351
Furniture and fixtures	340	378
Leasehold improvements	94	407
Vehicles	50	50

	16,360	20,492
Accumulated depreciation	(10,094)	(13,369)

	$6,266	$7,123

Depreciation expense in 2004, 2005 and 2006 was $1,333,000, $1,981,000 and $3,401,000, respectively.

	December 31,
	2005	2006

Accrued expenses:
Accrued compensation and benefits	$6,112	$8,434
Accrued agent commissions	4,147	3,286
Other accrued expenses	4,054	4,799

	$14,313	$16,519

(5)  Factoring

During the years ended December 31, 2005 and 2006, the Company sold trade receivables to Israeli financial institutions in a total amount of $3,468,000 and $15,322,000, respectively. Control and risk of those trade receivables were fully transferred in accordance with SFAS No. 140.

The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (vi) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

(6)  Loan

In March 2006, the Company secured a loan with Bank Leumi le-Israel B.M. in the amount of $15.0 million. The loan bears interest at LIBOR plus 2.35%, (7.72% as of September 30, 2006) until the date of an IPO, and at LIBOR plus 1.4% following an IPO. The loan was granted for a period of three years with the principal due in nine equal consecutive quarterly installments commencing on April 1, 2007. The Company repaid the loan in full on December 28, 2006 without penalty.

On December 7, 2006 the Company secured a loan with a financial institution in the face amount of $5.0 million. The loan bears stated interest of 9.78% and is granted for a period of two years with the principal due in seventeen monthly installments commencing on July 1, 2007. During the period December 2006 through June 2007 the Company will make monthly interest payments on the loan. The loan is secured by certain assets, principally equipment, of the Company. The loan agreement required the Company to pay the financial institution a loan commitment fee of $340,000 and prepay interest of $75,000 for the period from the funding date through January 31, 2007. In addition, in connection with this transaction the Company sold a warrant to purchase 50,000 shares of Series C convertible preferred stock to the financial institution for $223,000. At the date of issuance the fair value of the warrant was estimated to be $439,000 (see Note 12). The Company computed interest on the loan using the interest method. Based on the allocation of the net proceeds, between the loan and the warrant, the loan has an effective interest rate of approximately 19%. The loan does not contain financial covenants.

Future principal payments under the loan arrangement as of December 31, 2006, were as follows (in thousands):

Principal

Year ended December 31, 2007	$1,713
Year ended December 31, 2008	3,287

Total payments	$5,000

The Company accounts for the imputed discount on the loan using the interest method in accordance with APB Opinion No. 21 Interest on Receivables and Payables with the difference between the present value and the face value treated as a discount and amortized as interest expense over the term of the loan.

As of December 31, 2006 the fair value of the loan amounted to $5,027,000 and the unamortized discount to $603,000.

(7)  Commitments and Contingencies

(a)	Leases

The Company leases its facilities and certain vehicles under non-cancelable operating leases expiring on various dates through 2011. Minimum commitments under non-cancelable operating lease agreements as of December 31, 2006, were as follows (in thousands):

Year ended December 31, 2007	$2,108
Year ended December 31, 2008	1,716
Year ended December 31, 2009	1,066
Year ended December 31, 2010	809
Year ended December 31, 2011	560

Total	$6,259

Amounts include the sublease obligation with ECI Telecom, a related party (see Note 3). Rent expense for all leases for the years ended December 31, 2004, 2005 and 2006 was approximately $1,528,000, $1,867,000 and $2,558,000, respectively.

(b)	Office of the Chief Scientist Grants

Veraz Ltd’s research and development efforts, including efforts prior to its acquisition by the Company on December 31, 2002, have been partially financed through grants from the OCS. In return for the OCS’s participation, Veraz Ltd. is committed to pay royalties to the Israeli Government at the rate of 3% to 3.5% of sales of products in which the Israeli Government has participated in financing the research and development, up to the amounts granted. The grants received bear annual interest at LIBOR as of the date of approval. The grants are presented in the consolidated statements of operations as an offset to related research and development expenses. Repayment of the grants is not required in the event that there are no sales of products developed within the framework of such funded programs. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval. Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. Royalties payable to the OCS are recorded as they become due and are classified as cost of revenues. Royalty expenses relating to OCS grants included in cost of IP product revenues for the years ended December 31, 2004, 2005, and 2006, amounted to $360,000, $594,000 and $1,214,000, respectively. As of December 31, 2005, and 2006, the royalty payable amounted to $351,000 and $984,000, respectively. The maximum amount of the contingent liability related to royalties payable to the Israeli Government was approximately $16.8 million as of December 31, 2006.

(c)	Indemnification Obligations

The Company enters into agreements in the ordinary course of business with, among others, customers, systems integrators, resellers, service providers, lessors, sub-contractor, sales representatives and parties to other transactions with the Company, with respect to certain matters. Most of these agreements require the Company to indemnify the other party against third party claims alleging that its product infringes a patent or copyright. Certain of these agreements require the Company to indemnify the other party against losses arising from: a breach of representations or covenants, claims relating to property damage, personal injury or acts or omissions of the Company, its employees, agents or representatives. In addition, from time to time the Company has made certain guarantees regarding the performance of its products to its customers.

The Company has procurement or license agreements with respect to technology that is used in the Company’s products. Under certain of these agreements, the Company has agreed to indemnify the supplier for certain claims that may be brought against such party with respect to Company’s acts or omissions relating to the supplied products or technologies or claims alleging that the vendor’s product in combination with Company’s product infringes a patent or copyright.

The duration and scope of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite.

(d)	Guarantees

From time to time, customers require the Company to issue bank guarantees for stated monetary amounts that expire upon achievement of certain agreed objectives, typically customer acceptance of the product, completion of installation and commissioning services or expiration of the term of the product warranty or maintenance period. Restricted cash represents the collateral securing these guarantee arrangements with banks. At December 31, 2005, and 2006 the maximum potential amount of future payments Veraz Networks, Ltd. could be required to make under the guarantees, amounted to $2,422,000, and $732,000, respectively. The guarantee term generally varies from six months to two years. The guarantees are usually provided for approximately 10% of the contract value.

At December 31, 2005 and 2006 the Company had $172,000 and $192,000, respectively, invested in a bank guarantee as a security for the Company’s office lease in Israel.

(e)	Purchase Commitments

The Company purchases raw material and components for its I-Gate line of media gateways, under binding purchase orders for each product covered by a product forecasts. In addition to the inventory purchased, as of December 31, 2004, 2005 and 2006 the Company had open purchase commitments totaling $3.7 million, $2.7 million and $3.3 million, respectively. The amounts include purchase commitments with ECI Telecom, a related party (see Note 3).

(f)	Litigation

From time to time, the Company is engaged in various legal proceedings incidential to its normal business activity. Although the results of litigation and claims cannot be predicted with certainty, the Company believes the final outcome of such matters will not have a material adverse effect on its financial position, results of operations or cash flows.

(8)	Employee Benefit Plans

The Company has a 401(k) plan covering all eligible employees. The Company is not required to contribute to the plan and has made no contributions through December 31, 2006.

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employments in certain other circumstances. The Company’s liability for severance payments are not reflected in the financial statements as the risks have been irrevocably transferred via payments made to funds in the name of the employee.

(9)	Income Taxes

The components of the Company’s income before income taxes for the years ended December 31, 2004, 2005 and 2006 were as follows (in thousands):

	Years Ended December 31,
	2004	2005	2006

United States	$(8,383)	$(15,738)	$(20,136)
Foreign	2,572	1,462	6,623

Loss before income taxes	$(5,811)	$(14,276)	$(13,513)

The Company’s provisions for income taxes for the years ended December 31, 2004, 2005 and 2006 were as follows (in thousands):

	Years Ended December 31,
	2004	2005	2006

Current:
Federal	$—	$—	$—
State	14	22	11
Foreign	—	13	393

	$14	$35	$404

The differences between income taxes computed by applying the statutory federal income tax rate of 34% to income (loss) before taxes and the amounts reported in the consolidated statements of operations are summarized as follows (in thousands):

	Years Ended December 31,
	2004	2005	2006

Income tax benefit computed at statutory rate	$(1,975)	$(4,854)	$(4,594)
State taxes	9	14	7
Permanent differences	49	143	491
Domestic net operating losses not benefitted	2,805	5,216	6,359
Foreign rate differential	(874)	(484)	(1,859)

Total income taxes	$14	$35	$404

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets as of December 31, 2005 and 2006 are as follows (in thousands):

	December 31,
	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$14,974	$21,195
Research and development credits	2,807	4,176
Accruals and reserves	2,380	1,223
Depreciation and amortization	1,593	395

	21,754	26,989
Valuation allowance	(21,754)	(26,989)

Net deferred tax assets	$—	$—

The net change in the valuation allowance was an increase of approximately $4,879,000, $6,467,000 and $5,235,000 for the years ended December 31, 2004, 2005 and 2006, respectively. The Company does not believe it is more likely than not that the deferred tax assets as of December 31, 2006 will be fully realizable. Accordingly, the Company has provided a full valuation allowance for these amounts.

At December 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $58,884,000 and $20,143,000, respectively. These federal and state net operating loss carryforwards expire in varying amounts from 2021 to 2026, and 2013 to 2016, respectively. At December 31, 2006, the Company had federal research credits of approximately $2,370,000, which expire in varying amounts from 2023 to 2026, and state research credits of approximately $2,668,000, which have no expiration date.

Utilization of the Company’s net operating loss carryforwards and tax credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization. The Company has not determined whether an ownership change has occurred.

In 2003, the Company’s subsidiary in Israel received approval as an “Approved Enterprise” and became eligible for tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (the Law). Subject to compliance with applicable requirements, the portion of the Israeli subsidiary’s undistributed income derived from its Approved Enterprise program will be exempt from corporate tax for a period of two years. In addition, the subsidiary in Israel will enjoy a reduced tax rate of 15% commencing in the first year in which it generates taxable income. The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. Dividend distributions originating from the income of the approved enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli Law. In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the approved enterprise, and on which the company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% to 25% depending on the percentage of foreign investment holding in the company, as defined by the Law.

In 2006, the Company recorded a tax provision in the amount of $404,000. The tax provision was attributable to the Company’s profitable foreign operations, primarily Israel, for income generated on sales of products not covered under the Approved Enterprise status in Israel.

(10)	Amended and Restated Certificate of Incorporation

In December 2006, the Company amended its Certificate of Incorporation to reflect an increase in the total number of shares which the Company is authorized to issue to 155,000,049 shares, of which 100,000,000 were designated common stock and 55,000,049 were designated preferred stock.

(11)	Preferred Stock

On December 19, 2006, the Company raised $6,518,000 in cash proceeds from the issuance of 996,596 shares of Series D convertible preferred stock at $6.54 per share to existing shareholders.

As of December 31, 2006 the Company had 55,000,049 shares of preferred stock authorized for issuance with the following shares and preferences for each designated series of preferred stock (in thousands, except share and per share amounts):

		Shares	Liquidation	Aggregate	Aggregate
	Shares	Issued and	Preference	Liquidation	Redemption
	Authorized	Outstanding	per Share	Preference	Value

Redeemable preferred stock:
Series A-1	5,000,048	5,000,048	$1.60	$8,000	$5
Series A-2	1	1	$1,000,000	1,000	—
Series B-1	9,000,000	9,000,000	$1.50	13,500	9

Subtotal	14,000,049	14,000,049		22,500	14
Convertible preferred stock:
Series C	36,000,000	17,532,502	$3.432	60,172	—
Series D	5,000,000	996,596	$6.54	6,518	—

	55,000,049	32,529,147		$89,190	$14

The Company’s redeemable and convertible preferred stock are reported at their respective issuance date fair values in the accompanying consolidated balance sheets in accordance with EITF Topic No. D-98

Classification and Measurement of Redeemable Securities (EITF Topic No. D-98). The rights, preferences and privileges of the holders of preferred stock are as follows:

(a)	Dividends

Holders of Series D convertible preferred stock, in preference to the holders of Series C convertible preferred stock and of common stock, shall be entitled to receive, when and as declared by the board of directors, cash dividends equivalent to 8% of the original issue price of $6.54, per year on each outstanding share of Series D convertible preferred stock. After the payment or setting aside of dividends to the holders of Series D convertible preferred stock, holders of Series C convertible preferred stock, in preference to the holders of Common Stock, shall be entitled to receive, when and as declared by the board of directors, cash dividends equivalent to 8% of the original issue price of $1.716, per year on each outstanding share of Series C convertible preferred stock. Such dividends shall be payable only when declared by the board of directors and shall be noncumulative.

In the event dividends are paid on any share of common stock, the Company shall pay an additional dividend on all outstanding shares of Series C and Series D convertible preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock. This right shall not apply to dividends payable in common stock, or any repurchase of any outstanding securities of the Company that is unanimously approved by the board of directors.

The Series A-1 redeemable preferred stock, Series A-2 redeemable preferred stock, and Series B-1 redeemable preferred stock are not entitled to any dividends.

Through December 31, 2006, no dividends have been declared.

(b)	Voting

Each holder of shares of the Series C or Series D convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock, into which such shares of Series C or Series D convertible preferred stock could be converted. Except as otherwise provided in the Amended and Restated Certificate of Incorporation or as required by law, the Series C and Series D convertible preferred stock vote together with the common stock at any annual or special meeting of the stockholders.

The holders of Series A-1 redeemable preferred stock, Series A-2 redeemable preferred stock and Series B-1 redeemable preferred stock do not have any voting rights.

As long as at least 500,000 shares of Series C and Series D convertible preferred stock (subject to adjustment for any stock split or reverse stock split or other similar events) remain outstanding, the vote or written consent of at least two-thirds of the outstanding Series C and Series D convertible preferred stock, voting together as a single class, is necessary for effecting or validating any change to the Certificate of Incorporation or the Bylaws of the Company; any change in the authorized number of shares of preferred stock; any new series of stock or other convertible securities ranking on a parity with or senior to the Series C or Series D convertible preferred stock in right of redemption, liquidation preference, voting or dividends; any redemption, repurchase, payment of dividends or other distributions with respect to common stock or preferred stock (except for acquisitions of common stock by the Company and the redemption of Series A-1, Series A-2 and Series B-1 redeemable preferred stock); any agreement by the Company or its stockholders regarding an asset transfer or acquisition; any action that results in payment or declaration of dividends on common stock or preferred stock; any voluntary dissolution of the Company; any grant of rights to intellectual property of the Company other than to customers in the ordinary course of business.

As long as at least 100,000 shares of Series D convertible preferred stock remain outstanding (subject to adjustment for stock split or reverse split or other similar events) the holders of at least a majority of the outstanding Series D convertible preferred stock, voting as a single class, is necessary for effecting or validating any incurrence by the Company of debt in excess of $10,000,000 in the aggregate.

As long as 3,000,000 shares of Series C and Series D convertible preferred stock in the aggregate remain outstanding (subject to adjustment for stock split or reverse split or other similar events), the holders of Series C and Series D convertible preferred stock, voting together as a single class, are entitled to elect six members of the board of directors.

The holders of common stock, voting as a separate class are entitled to elect two members of the board of directors.

The holders of common stock and Series C and Series D convertible preferred stock, voting together as a single class on an as-if-converted basis, are entitled to elect the remaining members of the board of directors.

Due to voting agreements in effect among the stockholders, at December 31, 2006, the board of directors consisted of two directors appointed by ECI Telecom, three directors appointed by three different investors, one director chosen by management and one independent director.

(c)	Liquidation

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Series D convertible preferred stock will be paid, in preference to all other share classes, an amount per share equal to one times the original issue price for the Series D convertible preferred stock (as adjusted for any stock dividends, splits, combinations, recapitalizations, and the like) plus any and all declared and unpaid dividends.

After payment of the full liquidation preference of the Series D convertible preferred stock, holders of Series C convertible preferred stock will be paid, in preference to holders of any Series A-2 redeemable preferred stock, Series A-1 redeemable preferred stock, Series B-1 redeemable preferred stock or common stock, an amount per share equal to two times the original issue price for the Series C convertible preferred stock (as adjusted for any stock dividends, splits, combinations, recapitalizations, and the like) plus any and all declared and unpaid dividends.

After payment of the full liquidation preference of the Series D and Series C convertible preferred stock, the holder of Series A-2 redeemable preferred stock will be paid an amount equal to $1,000,000.

After payment of the full liquidation preference to the Series D convertible preferred stockholders, Series C convertible preferred stockholders and Series A-2 redeemable preferred stockholder, the Series A-1 redeemable preferred stockholders and Series B-1 redeemable preferred stockholders will be paid $1.00 for each share held. After this payment, the Series A-1 redeemable preferred stockholders will be entitled to an additional $0.60 for each share held and the Series B-1 redeemable preferred stockholders will be entitled to an additional $0.50 for each share held.

If upon occurrence of any such event, the assets and funds of the Company legally available for distribution are insufficient to permit payment of the aforesaid preferential amounts, then the assets and funds of the Company legally available for distribution shall be distributed among preferred stock holders in accordance with the preferences noted above. After fulfillment of the aforesaid preferences, any remaining assets of the Company legally available for distribution shall be distributed ratably to the holders of common stock.

A merger or consolidation of the Company into another entity or the merger of any other entity into the Company in which the stockholders’ of the Company own less than a majority of the outstanding voting stock of the surviving company or sale of all or substantially all of the assets of the Company will be deemed a liquidation, dissolution or winding up of the Company. These liquidation characteristics require classification of the convertible preferred stock outside of the stockholders’ equity section of the consolidated financial statements in accordance with EITF Topic No. D-98.

(d)	Conversion

The Series A-1 redeemable preferred stock, Series A-2 redeemable preferred stock, and Series B-1 redeemable preferred stock shall not be convertible into common stock. Each share of Series C and Series D convertible preferred stock is convertible, at the option of the holder, into that number of fully paid shares of common stock determined by dividing the convertible preferred stock issue price by the conversion price in effect at the time. The initial conversion prices of the Series C and Series D convertible preferred stock were $1.716 and $6.54, respectively, and are subject to adjustment in accordance with anti-dilution provisions contained in the Company’s Certificate of Incorporation. The conversion rights do not apply to any shares of Series D convertible preferred stock for so long as the Company maintains a Registration Statement on file with the SEC in connection with a Qualified IPO.

Immediately prior to the closing of the earliest to occur of (i) the closing of a Qualified IPO, (ii) any acquisition, asset transfer, or other liquidation, dissolution, or winding up of the Company, or (iii) any sale by the Company after the filing date of equity securities in a bonafide financing event with total proceeds to the Company of at least $5,000,000 (a Qualified Financing), with the exception for the sale and issuance of the Call Securities, as defined in Note 16(a), then the conversion rate of the Series D convertible preferred stock shall, in the case of the above subsections, be the quotient obtained by dividing the original issuance price of $6.54 by (i) the product of the IPO price of a share of common stock multiplied by 62.5%, or (ii) the price per share (per common stock equivalent) payable whether in cash or otherwise in connection with any acquisition, asset transfer, or other liquidation event multiplied by 62.5%, or (iii) the per share price (per common stock equivalent) paid by investors in a Qualified Financing multiplied by 62.5%.

As a result of the contingent beneficial conversion feature, the Company will upon a Qualified IPO record a deemed dividend of $3.924 per share of Series D convertible preferred stock that upon such an event will become subject to automatic conversion into shares of common stock. As of December 31, 2006, the Company had 996,596 shares of Series D convertible preferred stock outstanding. Should a Qualified IPO have occurred on December 31, 2006, the Company would have recorded a deemed dividend of approximately $3.9 million to the Series D preferred shareholders.

Each share of Series C and Series D convertible preferred stock automatically converts to common stock upon the earlier of (a) the closing of a Qualified IPO, or (b) the affirmative election of the holders of at least a majority of the outstanding shares of the Series C and Series D convertible preferred stock, respectively, voting together as a single series. Upon any such automatic conversion, any and all declared and unpaid dividends shall be (i) paid in cash or to the extent that sufficient funds are not then legally available, in common stock and (ii) in cash the value of any fractional share of common stock otherwise issuable to any holder of Series C or Series D convertible preferred stock.

(e)	Redemption of Series A-1, Series A-2 and Series B-1 Redeemable Preferred Stock

Each share of Series A-1 redeemable preferred stock, Series A-2 redeemable preferred stock and Series B-1 redeemable preferred stock is automatically redeemed and cancelled upon the earlier of (a) the affirmative election of the holders of at least a majority of the outstanding shares of each series, or (b) immediately upon the closing of a Qualified IPO. The Company shall effect such redemptions by paying to the holders of such shares as soon as practicable on or after the applicable redemption date in cash in exchange for the redeemed shares a sum equal to the par value of such shares.

(12)  Warrants

In December 2002, the Company issued a warrant to purchase 16,225 shares of Series C convertible preferred stock at an exercise price of $1.716 per share to a financing institution. The warrant vested immediately and expires at the earlier of five years from the issue date or the Company’s initial public offering date. As of December 31, 2006, this warrant is still outstanding. The Company recognized $13,000 as a non-cash interest expense, based on the estimated fair value of the warrant at date of grant. The Company estimated the fair value by using the Black-Scholes pricing model with the following assumptions:

risk-free interest rate of 3.9%; expected volatility of 50% and the contractual term of 5 years. As of December 31, 2006, this warrant is still outstanding.

In connection with the loan obtained on December 7, 2006, the Company sold a warrant to purchase 50,000 shares of Series C convertible preferred stock at an exercise price of $1.716 per share to the lender for total cash proceeds of $223,000. The warrant vested immediately and was exercisable through December 31, 2006. On December 8, 2006, the warrant was exercised in full for total cash proceeds of approximately $86,000. At the date of issuance the Company estimated the fair value of the warrant to be $439,000 by using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.9%; expected volatility of 42%; dividend yield of 0%; the contractual term of approximately one month; and an estimated fair value per share of $10.50. The Company will amortize the difference between the fair value of the warrant and the proceeds received for the warrant, in the amount of $216,000, as interest expense over the term of the loan.

(13)  Common Stock

In November 2001, the Company sold 349,312 shares of common stock to the founders of the Company and recorded deferred stock-based compensation of approximately $171,000 for the difference between the fair value and the purchase price, which was amortized over the vesting period of four years. In 2004 and 2005, the Company amortized deferred stock-based compensation relating to the founders shares in the amount of approximately $28,000 and $26,000, respectively. Deferred compensation relating to the founders shares was fully amortized as of December 31, 2005. At December 31, 2004 and 2005, 52,528 and none of these shares were subject to repurchase, respectively.

In November 2003, the Company issued options to purchase 148,300 shares of common stock at a price of $0.35 per share to certain employees of ECI Telecom and its subsidiaries. Such options were issued outside of the Company’s stock option plans. The Company recorded compensation expense of approximately $11,000, $3,000 and $3,000 in 2004, 2005 and 2006, respectively, which was determined using the Black-Scholes pricing model, with the following assumptions: risk-free interest rates of 3.8% to 4.8%, expected volatility of 89% to 113%, dividend yield of 0% and the remaining contractual term. As of December 31, 2004, 2005, and 2006, 99,303, 63,650 and 50,000 of these options were outstanding, respectively.

In February 2004, the Company issued options to purchase 16,580 shares of common stock, at a price of $0.35 per share and in October 2004, the Company issued options to purchase 10,000 shares of common stock, at a price of $0.50 per share, to certain employees of ECI Telecom and its subsidiaries. Such options were issued outside of the Company’s stock option plans. The Company recorded compensation expense of approximately $5,000, $2,000 and $4,000 in 2004, 2005 and 2006, respectively, which was determined using the Black-Scholes pricing model, with the following assumptions: risk-free interest rates of 3.8% to 4.8%, expected volatility of 89% to 111%, dividend yield of 0% and the remaining contractual term. As of December 31, 2004, 2005, and 2006, 26,580, 10,000 and 10,000 of these options were outstanding, respectively.

(14)  Stock Option Plans

In November 2001, the Company adopted the 2001 Equity Incentive Plan (the Plan). The Plan provides for grants of stock options to employees, directors, and consultants of the Company. Options granted under the Plan may be either incentive stock options (ISO) or nonqualified stock options (NSO). ISOs may be granted only to employees (including officers and directors who are also employees with certain limitations). NSOs may be granted to employees, directors and consultants.

In March 2003, the Company adopted the 2003 Israeli Share Option Plan (the Israeli Plan). The Israeli Plan provides for grants of stock options to employees, directors, consultants and contractors of the Company. Options granted under the Israeli Plan are done so pursuant to the Capital Gains Option for taxation of stock options granted to employees under the Israeli Plan, in accordance with Section 102 (b)(2) of the Israel Income Tax Ordinance, so that stock options (or shares resulting from the exercise thereof)

granted under the Israeli Plan shall be taxed at a rate of 25% and the Company shall not be allowed a deduction for any expense resulting from such grants. Further, grantees are not entitled to sell shares received upon exercise prior to the lapse of two years from the end of the tax year in which the options were granted.

The Company has reserved 10,187,486 shares of common stock for issuance under the Plan and the Israeli Plan. Options may be granted for periods of up to ten years and at prices equal to the estimated fair value of the shares on the date of grant, as determined by the board of directors, provided, however, that the exercise price of an ISO or NSO granted under the Plan shall not be less than 100% or 85% of the estimated fair value of the shares on the date of grant, respectively. To date, options granted generally vest over periods ranging from 27 months to four years. Options generally terminate three months following the end of a grantee’s continuous service to the Company.

In June 2006, the Company adopted the 2006 Equity Incentive Plan and the 2006 Employee Stock Purchase Plan, which become effective immediately upon the signing of the underwriting agreement to be entered in connection with the Company’s IPO.

A summary of the options activity under the Company’s stock option plans is presented below (aggregate intrinsic value in thousands):

	Number of			Weighted
	Shares	Number of	Weighted	Average	Aggregate
	Available	Options	Average	Contractual Life	Intrinsic
	for Grant	Outstanding	Exercise Price	(in Years)	Value

Balance at December 31, 2003	1,775,224	6,185,816	$0.32
Granted	(1,100,520)	1,100,520	$0.46
Exercised	—	(157,900)	$0.36
Cancelled and forfeited	458,971	(458,971)	$0.33

Balance at December 31, 2004	1,133,675	6,669,465	$0.34
Authorized	1,250,600	—	—
Granted	(2,974,743)	2,974,743	$1.19
Exercised	—	(1,107,375)	$0.30
Cancelled and forfeited	888,180	(888,180)	$0.40

Balance at December 31, 2005	297,712	7,648,653	$0.67
Authorized	962,500	—	—
Granted	(1,145,499)	1,145,499	$3.54
Exercised	—	(786,394)	$0.35
Cancelled and forfeited	183,883	(183,883)	$0.85

Balance at December 31, 2006	298,596	7,823,875	$1.12	7.56	$73,399
Options vested and expected to vest at December 31, 2006		7,382,060	$1.05	7.49	$69,775
Options exercisable at December 31, 2006		4,779,153	$0.58	6.87	$47,361

The following table summarizes information about options outstanding as of December 31, 2006:

		Weighted		Weighted		Weighted
		Average		Average		Average
		Remaining		Remaining	Options	Remaining
	Number	Contractual	Options	Contractual	Not	Contractual
Exercise Price	Outstanding	Life (in Years)	Exercisable	Life (in Years)	Exercisable	Life (in Years)

$0.30	2,414,575	6.20	2,414,008	6.20	567	6.27
$0.35	536,293	7.09	439,813	7.04	96,480	7.30
$0.50	902,071	6.84	623,129	6.42	278,942	7.76
$1.04	1,762,000	8.03	876,958	8.03	885,042	8.03
$1.14	353,874	8.30	152,582	8.30	201,292	8.30
$1.30	144,910	8.54	55,343	8.54	89,567	8.54
$1.62	572,553	8.88	169,983	8.88	402,570	8.88
$1.80	683,449	9.34	31,041	9.32	652,408	9.35
$6.18	454,150	9.79	16,296	9.78	437,854	9.79

$0.30-6.18	7,823,875	7.56	4,779,153	6.87	3,044,722	8.66

The weighted average exercise price of options exercisable at December 31, 2006 was $0.58 per share.

The weighted average exercise price of options not exercisable at December 31, 2006 was $1.96 per share.

During 2003, the Company issued options to purchase 39,528 shares of Common Stock at a price of $0.30 per share to certain consultants, each of whom subsequently became employees of the Company. In 2004, the Company recorded compensation charges of approximately $1,000 for options vested prior to employment, which was determined using the Black-Scholes pricing model, with the following assumptions: risk-free interest rates of 3.8% to 4.7%, expected volatility of 105% to 109%, dividend yield of 0% and expected term of 10 years. As of December 31, 2004, all of these options had been cancelled.

(15)  Segment and Geographic Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, the Company is considered to be in a single reporting segment and operating unit structure.

Revenue by geography is based on the billing address of the customer. The following table sets forth revenue and long-lived assets by geographic area (in thousands):

	Years Ended December 31,
	2004	2005	2006

Revenues:
Europe, Middle East and Africa	$40,691	$53,887	$68,060
North America	14,002	13,248	17,836
Asia Pacific and India	13,029	6,666	8,060
Caribbean and Latin America	1,385	2,443	5,690

	$69,107	$76,244	$99,646

	Years Ended December 31,
	2004	2005	2006

Revenues:
United States	$13,932	$13,248	$17,836
Foreign countries	55,175	62,996	81,810

	$69,107	$76,244	$99,646

Foreign countries which contributed more than 10% of revenues:	Russia	Russia	Russia
	India		Belgium

	Years Ended December 31,
	2004	2005	2006

Sales originating from:
United States	$23,308	$29,554	$31,289
Israel	45,799	46,690	67,155
Other foreign countries	—	—	1,202

	$69,107	$76,244	$99,646

	December 31,
	2004	2005	2006

Long-lived assets, net:
United States	$2,040	$3,090	$3,256
Israel	2,106	2,989	3,311
Other foreign countries	2	187	556

	$4,148	$6,266	$7,123

(16)  Subsequent Events

(a)	Series D Convertible Preferred Stock Financing

On January 11, 2007, the Company completed the second closing of its Series D convertible preferred stock financing whereby it raised $3,449,000 in cash proceeds from the issuance of 527,355 shares of Series D convertible preferred stock at $6.54 per share to existing shareholders.

The Company has an option to raise an additional $5,000,000 from the issuance and sale of shares of its Series D convertible preferred stock (the Call Securities) to the current participating investors of

Series D convertible preferred stock. This option will expire on the earlier to occur of (i) the closing of a Qualified IPO, (ii) a change in control, or (iii) one year from the date of the first closing.

(b)	Reverse Stock Split and Deemed Dividend

The Company has filed a registration statement on Form S-1 with the SEC relating to the proposed IPO of its common stock. The Company can give no assurance that the registration statement will be declared effective by the SEC.

In connection with the Company’s IPO:

(i) the Company will, before the effective date of this offering, effect a two-for-one (2:1) reverse split of its common stock, Series C convertible preferred stock and Series D convertible preferred stock. All references to shares in the consolidated financial statements and the accompany notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the reverse stock split retroactively. Previously awarded options and warrants to purchase shares of the Company’s common stock and Series C convertible preferred stock have been also retroactively adjusted to reflect the reverse stock split; and

(ii) the Company will record a charge to net loss allocable to common stockholders of approximately $6.0 million related to the deemed dividend to the holders of Series D convertible preferred stock upon conversion simultaneously with the closing of the Company’s IPO.

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other expenses of issuance and distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the Nasdaq Global Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$12,305
NASD filing fee	9,000
Nasdaq Global Market listing fee	150,000
Printing and engraving expenses	175,000
Legal fees and expenses	800,000
Accounting fees and expenses	1,300,000
Transfer agent and registrar fees	10,000
Miscellaneous	50,000

Total	$2,506,305

*	To be filed by amendment.

Item 14.	Indemnification of directors and officers

Our amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty;

•	acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

•	payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

•	any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

We have entered into indemnity agreements with each of our current and former directors and certain of our executive officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

We maintain a directors’ and officers’ insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the Registrant and certain of its officers and directors for liabilities arising under the Securities Act of 1933, as amended, or otherwise.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.1
Amended and Restated Bylaws	3.3
Amended and Restated Investor Rights Agreement	10.10
Form of Indemnity Agreement	10.36

Item 15.	Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by us since December 31, 2002 to January 15, 2007.

(1) We granted stock options and stock awards to approximately 450 employees, directors and consultants under our 2001 Equity Incentive Plan and our 2003 Israeli Share Option Plan covering an aggregate of 10,862,042 shares of common stock, at exercise prices ranging from $0.30 to $6.18 per share. Of these, options covering an aggregate of 1,632,224 were canceled without being exercised, and an aggregate of 2,102,780 shares were issued upon the exercise of stock options or issued in connection with stock awards granted.

(2) We granted stock options and stock awards to 13 employees and consultants outside of our 2001 Equity Incentive Plan and our 2003 Israeli Share Option Plan covering an aggregate of 174,880 shares of common stock, at exercise prices ranging from $0.35 to $0.50 per share. Of these, options covering an aggregate of 114,880 were canceled without being exercised, and no shares were issued upon the exercise of stock options or issued in connection with stock awards granted.

(3) In December 2006 and January 2007, we issued and sold an aggregate of 1,523,952 shares of our Series D convertible preferred stock at a purchase price per share of $6.54 to six of our current stockholders of record or their affiliates, for an aggregate purchase price of approximately $10 million.

(4) In December 2006, the Company sold a warrant to Leader Ventures to purchase 50,000 shares of Series C convertible preferred stock at an exercise price of $1.716 per shares for total cash proceeds of $223,000. On December 8, 2006, the warrant was exercised in full for total cash proceeds of approximately $86,000.

(5) In December 2002, we issued and sold an aggregate of 17,482,502 shares of Series C convertible preferred stock at a purchase price per share of $1.716 to 12 purchasers, for an aggregate purchase price of approximately $30 million, net of amount allocated to the Series C convertible preferred stock issued to ECI Telecom, Ltd. in connection with our purchase of certain assets of ECI Telecom, Ltd.

(6) In December 2002, we issued an aggregate of 9,000,000 shares of Series B-1 redeemable preferred stock and 6,834,720 shares of common stock to ECI Telecom, Ltd. in connection with our purchase of certain assets of ECI Telecom, Ltd.

(7) In December 2002, we issued an aggregate of 5,000,048 shares of Series A-1 redeemable preferred stock and an aggregate of 4,540,240 shares of common stock to the holders of record of Series A preferred stock and Series B preferred stock in connection with the voluntary conversion of 12,974,738 shares of Series A preferred stock and 30,000,000 shares of Series B preferred stock.

(8) In December 2002, we issued one share of Series A-2 redeemable preferred stock and a warrant to purchase 16,225 shares of Series C convertible preferred stock at an exercise price per share of $1.716 to Comdisco Ventures, Inc. for an aggregate exercise price of approximately $28,000.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 1 and 2 above by virtue of Section 4(2) of the Securities Act as transactions not involving any public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 3, 4, 5, 6, 7 and 8 by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering. We claim these exemptions on the basis that the purchasers in each case represented their intention to acquire the securities for investment only and not with view to or the distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us made without general solicitation or advertising and each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment.

Item 16.	Exhibits and financial statement schedule

(a)	Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement.(3)
2.1	Share Exchange Agreement, dated October 30, 2002, by and among ECI Telecom Ltd., ECI Telecom — NGTS Inc. and the Registrant.(2)
2.2	Amendment No. 1 to the Share Exchange Agreement, dated December 31, 2002, by and among ECI Telecom Ltd., ECI Telecom — NGTS Inc. and the Registrant.(2)
3.1	Amended and Restated Certificate of Incorporation.(2)
3.2	Amended and Restated Certificate of Incorporation to be effective immediately following completion of this offering.(2)
3.3	Bylaws.(2)
3.4	Amended and Restated Bylaws to be effective immediately prior to completion of this offering.(2)
4.1	Reference is made to Exhibits number 3.1, 3.2, 3.3 and 3.4.
4.2	Form of Specimen Stock Certificate.(1)
5.1	Opinion of Cooley Godward Kronish LLP.(3)

Exhibit No.	Description

10.1	Warrant to Purchase Series C Preferred Stock, dated as of December 31, 2002, issued by the Registrant to Comdisco Ventures, Inc.(2)
10.2	U.S. Separation and Asset Purchase Agreement, dated as of December 31, 2002, by and between ECI Telecom-NGTS Inc. and Veraz Networks International, Inc.(2)
10.3	Separation and Assets Purchase Agreement, dated December 31, 2002, by and among ECI Telecom Ltd., ECI — Telecom NGTS, Ltd. and Veraz Networks Ltd.(2)
10.4	DCME — Master Manufacturing and Distribution Agreement, dated as of December 31, 2002, by and among ECI Telecom Ltd, Veraz Networks Ltd. and the Registrant.(2)
10.5	Trademark License Agreement, dated as of December 31, 2002, by and between the Registrant and ECI Telecom, Ltd.(2)
10.6	Intellectual Property License Agreement, made as of October 2002, by and among ECI Telecom Ltd., ECI Telecom — NGTS Ltd. and Veraz Networks, Ltd.(2)
10.7	Intellectual Property Assignment Agreement, dated December 31, 2002, by and among ECI Telecom Ltd., ECI Telecom NGTS Ltd. and Veraz Networks, Ltd.(2)
10.8	License Agreement, dated as of October 2002, by and between ECI Telecom Ltd. and Veraz Networks Ltd.(2)
10.9	Assignment and Assumption Agreement, dated as of December 31, 2002, by and among ECI Telecom Ltd., ECI Telecom — NGTS Ltd. and the Veraz Networks, Ltd.(2)
10.10	Assignment and Assumption Agreement, dated as of December 31, 2002, by and between ECI Telecom — NGTS Inc. and the Veraz Networks International, Inc.(2)
10.11	Series C Preferred Stock Purchase Agreement, dated October 30, 2002, by and among the Registrant and the Purchasers listed on Exhibit A thereto.(2)
10.12	Amended and Restated Investor Rights Agreement, dated as of December 19, 2006, by and among the Registrant and the Investors listed on Exhibit A thereto.(2)
10.13	Amended and Restated Voting Agreement, dated December 19, 2006, by and among the Registrant and the stockholders listed on Exhibit A and Exhibit B thereto.(2)
10.14	2001 Equity Incentive Plan and forms of related agreements.(2)
10.15	2003 Israeli Share Option Plan.(3)
10.16	2006 Equity Incentive Plan and forms of related agreements.(3)
10.17	2006 Employee Stock Purchase Plan.(3)
10.18	Offer of Employment with the Registrant, dated as of November 17, 2004, by and between the Registrant and Doug Sabella.(2)
10.19	Amendment to Offer of Employment with the Registrant, dated November 17, 2004, made by and between the Registrant and Doug Sabella, as of April 21, 2006.(2)
10.20	Employment Agreement, dated as of November 20, 2001, by and between the Registrant and Amit Chawla and Personnel Action Notice, dated June 30, 2005.(2)
10.21	Offer of Employment with the Registrant, dated April 13, 2005, by and between the Registrant and Al Wood.(2)
10.22	Amendment to Offer of Employment with the Registrant, dated April 13, 2005, made by and between the Registrant and Al Wood, as of April 21, 2006.(2)
10.23	Letter of Employment Agreement, dated January 1, 2003, by and between Veraz Networks, Ltd. and Israel Zohar.(2)
10.24	Sublease Agreement, dated August 31, 2004, by and between the Registrant and ECI Telecom, Inc.(2)
10.25	Amendment to Sublease Agreement, dated January 31, 2006, by and between the Registrant and ECI Telecom, Inc.(2)
10.26	Standard Industrial/Commercial Multi-Tenant Lease — Net American Industrial Real Estate Association, dated December 2001, by and between the Registrant and Balch LLC.(2)

Exhibit No.	Description

10.27	Letter Amendment to Industrial Lease Agreement, dated April 15, 2002, issued by Balch LLC to the Registrant.(2)
10.28	First Amendment to Industrial Lease Agreement, dated January 18, 2004, by and between the Registrant and Balch LLC.(2)
10.29	Second Amendment to Industrial Lease Agreement, dated April 7, 2005, by and between the Registrant and Balch LLC.(2)
10.30	Unprotected Lease Agreement, dated December 31, 2003, by and between Veraz Networks Ltd. and Amcol Engineering and Industrial Company Ltd.(2)
10.31	Addendum to Unprotected Lease Agreement, dated November 3, 2005, by and between Veraz Networks Ltd. and Amcol Engineering and Industrial Company Ltd.(2)
10.32	Letter, dated October 26, 2003, issued by ECI Telecom Ltd. and addressed to Veraz Networks Ltd.(2)
10.33	Letter, dated February 23, 2005, issued by Amcol Engineering and Industrial Company Ltd. and addressed to Veraz Networks Ltd.(2)
10.34	Unprotected Lease Agreement, dated November 3, 2005, by and between Veraz Networks Ltd. and Amcol Engineering and Industrial Company Ltd.(2)
10.35	Master Manufacturing Agreement dated October 1, 2005, by and between Flextronics (Israel), Ltd. and Veraz Networks Ltd.(3)(4)
10.36	Form of Indemnity Agreement.(2)
10.37	Series D Preferred Stock Purchase Agreement, dated December 19, 2006, by and among the Registrant and the Purchasers listed on Exhibit A-1 thereto.(2)
10.38	Letter of Employment Agreement, dated January 1, 2003, by and between Veraz Networks, Ltd. and Pinhas Reich.(3)
10.39	Letter, dated May 30, 2006, issued by the Registrant and addressed to Bob Corey.(2)
10.40	Services Contract, dated October 13, 2005, by and between Veraz Networks Ltd. and LLC ECI Telecom 2005.(3)
16.1	Letter re change in certifying accountant from PricewaterhouseCoopers LLP.(2)
23.1	Consent of Independent Registered Public Accounting Firm.(3)
23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.(3)
23.3	Consent of Valuation Research Corporation.(2)
23.4	Consent of International Data Corporation.(2)
23.5	Consent of Gartner, Inc.(2)
24.1	Power of Attorney. Reference is made to the signature page.

(1)	To be filed by amendment.

(2)	Previously filed.

(3)	Filed herewith.

(4)	Confidential treatment requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from this form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in this form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused Amendment No. 5 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on March 16, 2007.

VERAZ NETWORKS, INC.

By:	/s/ Albert J. Wood
Albert J. Wood
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Douglas A. Sabella	President and Chief Executive Officer and Director	March 16, 2007

/s/ Albert J. Wood Albert J. Wood	Chief Financial Officer (principal financial and accounting officer)	March 16, 2007

* Promod Haque	Chairman of the Board	March 16, 2007

* Giora Bitan	Director	March 16, 2007

* Bob L. Corey	Director	March 16, 2007

* Pascal Levensohn	Director	March 16, 2007

* Dror Nahumi	Director	March 16, 2007

* /s/ Albert J. Wood Albert J. Wood Attorney In Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.(3)
2.1	Share Exchange Agreement, dated October 30, 2002, by and among ECI Telecom Ltd., ECI Telecom — NGTS Inc. and the Registrant.(2)
2.2	Amendment No. 1 to the Share Exchange Agreement, dated December 31, 2002, by and among ECI Telecom Ltd., ECI Telecom — NGTS Inc. and the Registrant.(2)
3.1	Amended and Restated Certificate of Incorporation.(2)
3.2	Amended and Restated Certificate of Incorporation to be effective immediately following completion of this offering.(2)
3.3	Bylaws.(2)
3.4	Amended and Restated Bylaws to be effective immediately prior to completion of this offering.(2)
4.1	Reference is made to Exhibits number 3.1, 3.2, 3.3 and 3.4
4.2	Form of Specimen Stock Certificate.(1)
5.1	Opinion of Cooley Godward Kronish LLP.(3)
10.1	Warrant to Purchase Series C Preferred Stock, dated as of December 31, 2002, issued by the Registrant to Comdisco Ventures, Inc.(2)
10.2	U.S. Separation and Asset Purchase Agreement, dated as of December 31, 2002, by and between ECI Telecom-NGTS Inc. and Veraz Networks International, Inc.(2)
10.3	Separation and Assets Purchase Agreement, dated December 31, 2002, by and among ECI Telecom Ltd., ECI — Telecom NGTS, Ltd. and Veraz Networks Ltd.(2)
10.4	DCME — Master Manufacturing and Distribution Agreement, dated as of December 31, 2002, by and among ECI Telecom Ltd, Veraz Networks Ltd. and the Registrant.(2)
10.5	Trademark License Agreement, dated as of December 31, 2002, by and between the Registrant and ECI Telecom, Ltd.(2)
10.6	Intellectual Property License Agreement, made as of October 2002, by and among ECI Telecom Ltd., ECI Telecom — NGTS Ltd. and Veraz Networks, Ltd.(2)
10.7	Intellectual Property Assignment Agreement, dated December 31, 2002, by and among ECI Telecom Ltd., ECI Telecom NGTS Ltd. and Veraz Networks, Ltd.(2)
10.8	License Agreement, dated as of October 2002, by and between ECI Telecom Ltd. and Veraz Networks Ltd.(2)
10.9	Assignment and Assumption Agreement, dated as of December 31, 2002, by and among ECI Telecom Ltd., ECI Telecom — NGTS Ltd. and the Veraz Networks, Ltd.(2)
10.10	Assignment and Assumption Agreement, dated as of December 31, 2002, by and between ECI Telecom — NGTS Inc. and the Veraz Networks International, Inc.(2)
10.11	Series C Preferred Stock Purchase Agreement, dated October 30, 2002, by and among the Registrant and the Purchasers listed on Exhibit A thereto.(2)
10.12	Amended and Restated Investor Rights Agreement, dated as of December 19, 2006, by and among the Registrant and the Investors listed on Exhibit A thereto.(2)
10.13	Amended and Restated Voting Agreement, dated December 19, 2006, by and among the Registrant and the stockholders listed on Exhibit A and Exhibit B thereto.(2)
10.14	2001 Equity Incentive Plan and forms of related agreements.(2)
10.15	2003 Israeli Share Option Plan.(3)
10.16	2006 Equity Incentive Plan and forms of related agreements.(3)
10.17	2006 Employee Stock Purchase Plan.(3)
10.18	Offer of Employment with the Registrant, dated as of November 17, 2004, by and between the Registrant and Doug Sabella.(2)
10.19	Amendment to Offer of Employment with the Registrant, dated November 17, 2004, made by and between the Registrant and Doug Sabella, as of April 21, 2006.(2)
10.20	Employment Agreement, dated as of November 20, 2001, by and between the Registrant and Amit Chawla and Personnel Action Notice, dated June 30, 2005.(2)
10.21	Offer of Employment with the Registrant, dated April 13, 2005, by and between the Registrant and Al Wood.(2)

Exhibit No.	Description

10.22	Amendment to Offer of Employment with the Registrant, dated April 13, 2005, made by and between the Registrant and Al Wood, as of April 21, 2006.(2)
10.23	Letter of Employment Agreement, dated January 1, 2003, by and between Veraz Networks, Ltd. and Israel Zohar.(2)
10.24	Sublease Agreement, dated August 31, 2004, by and between the Registrant and ECI Telecom, Inc.(2)
10.25	Amendment to Sublease Agreement, dated January 31, 2006, by and between the Registrant and ECI Telecom, Inc.(2)
10.26	Standard Industrial/Commercial Multi-Tenant Lease — Net American Industrial Real Estate Association, dated December 2001, by and between the Registrant and Balch LLC.(2)
10.27	Letter Amendment to Industrial Lease Agreement, dated April 15, 2002, issued by Balch LLC to the Registrant.(2)
10.28	First Amendment to Industrial Lease Agreement, dated January 18, 2004, by and between the Registrant and Balch LLC.(2)
10.29	Second Amendment to Industrial Lease Agreement, dated April 7, 2005, by and between the Registrant and Balch LLC.(2)
10.30	Unprotected Lease Agreement, dated December 31, 2003, by and between Veraz Networks Ltd. and Amcol Engineering and Industrial Company Ltd.(2)
10.31	Addendum to Unprotected Lease Agreement, dated November 3, 2005, by and between Veraz Networks Ltd. and Amcol Engineering and Industrial Company Ltd.(2)
10.32	Letter, dated October 26, 2003, issued by ECI Telecom Ltd. and addressed to Veraz Networks Ltd.(2)
10.33	Letter, dated February 23, 2005, issued by Amcol Engineering and Industrial Company Ltd. and addressed to Veraz Networks Ltd.(2)
10.34	Unprotected Lease Agreement, dated November 3, 2005, by and between Veraz Networks Ltd. and Amcol Engineering and Industrial Company Ltd.(2)
10.35	Master Manufacturing Agreement dated October 1, 2005, by and between Flextronics (Israel), Ltd. and Veraz Networks Ltd.(3)(4)
10.36	Form of Indemnity Agreement.(2)
10.37	Series D Preferred Stock Purchase Agreement, dated December 19, 2006, by and among the Registrant and the Purchasers listed on Exhibit A-1 thereto.(2)
10.38	Letter of Employment Agreement, dated January 1, 2003, by and between Veraz Networks, Ltd. and Pinhas Reich.(3)
10.39	Letter, dated May 30, 2006, issued by the Registrant and addressed to Bob Corey.(2)
10.40	Services Contract, dated October 13, 2005, by and between Veraz Networks Ltd. and LLC ECI Telecom 2005.(3)
16.1	Letter re change in certifying accountant from PricewaterhouseCoopers LLP.(2)
23.1	Consent of Independent Registered Public Accounting Firm.(3)
23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.(3)
23.3	Consent of Valuation Research Corporation.(2)
23.4	Consent of International Data Corporation.(2)
23.5	Consent of Gartner, Inc.(2)
24.1	Power of Attorney. Reference is made to the signature page.

(1)	To be filed by amendment.

(2)	Previously filed.

(3)	Filed herewith.

(4)	Confidential treatment requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.